Exhibit (f)
DESCRIPTION OF NEW SOUTH WALES AND NEW SOUTH WALES TREASURY CORPORATION
FORWARD-LOOKING INFORMATION
          This Report contains forward-looking statements. Statements that are not historical facts, including statements about the New South Wales Treasury Corporation’s (the “Corporation”) and New South Wales’ (“NSW”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe,” “may,” “will,” “should,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor NSW undertake any obligation to update publicly any of them in light of new information or future events.
          Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and NSW believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.
          A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:
•	the international and Australian economies, and in particular the rates of growth (or contraction) of New South Wales’ major trading partners;

•	the effects of the global financial crisis and subsequent economic downturn, both internationally and in Australia;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in NSW’s domestic consumption;

•	changes in NSW’s labor force participation and productivity;

•	exchange rate fluctuations;

•	downgrades in the credit ratings of NSW and Australia;

•	changes in the rate of inflation in NSW;

•	changes in environmental and other regulation; and

•	changes to the distribution of revenue from the Commonwealth Government to the States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
          The fiscal year of the Corporation and NSW is July 1 to June 30. Unless otherwise indicated, annual information presented in this report is based on fiscal years. In this report, the fiscal year that began on July 1, 2009 and ended on June 30, 2010 is referred to as “2009-10” and previous and subsequent fiscal years are referred to using the same convention.
          For reporting periods beginning on or after January 1, 2005, the financial statements of the Corporation and the NSW Total State Sector Accounts have been prepared in accordance with Australian Accounting Standards (“AAS”) adopted by the Australian Accounting Standards Board (“AASB”), in particular AAS31 Financial Reporting by Governments and Section 6 of the Public Finance and Audit Act 1983 of New South Wales. AAS include Australian Equivalents to International Financial Reporting Standards (“AEIFRS”). The compliance of the financial statements of the Corporation and the NSW Total State Sector Accounts with AAS ensures their compliance with AEIFRS.
          The major implication of compliance with AEIFRS is the way in which certain assets and liabilities are measured in both the general government sector and public trading enterprise (“PTE”) sector, as well as their implications for certain operating statement items. A major example of this is the increase in the unfunded superannuation liability as a result of a lower discount rate being used in its valuation. The higher liability also impacts on the superannuation expense item in the operating statement. See “New South Wales Government Finances — Recent Fiscal Outcomes — Net Financial Liabilities” for more information. As such, there is a series break between the 2004-05 fiscal year and prior fiscal years, which were prepared according to previous Australian Generally Accepted Accounting Principles (“Previous AGAAP”), and the 2005-06 and subsequent fiscal years.
          Furthermore, financial reporting of the general government sector complies with the accrual based accounting and reporting principles of AASB 1049 Whole of Government and General Government Sector Financial Reporting. This standard was applied for the first time to the 2008-09 fiscal year and harmonizes the reporting principles of AAS and Government Finance Statistics. The financial statements of prior reporting periods have been restated to AASB 1049 principles on a best endeavors basis to ensure that performance trends can be assessed on a comparable basis. The series break due to the adoption of AEIFRS continues to apply.
          Pursuant to the Public Finance and Audit Act 1983 of New South Wales, the Auditor-General of New South Wales has audited the financial statements included elsewhere in this report of the Corporation and the NSW Total State Sector Accounts, in each case, for the years ended June 30, 2008, 2009 and 2010. In respect of the financial statements of the Corporation for the years ended June 30, 2008, 2009 and 2010, the Auditor-General issued unmodified independent audit reports. In respect of the NSW Total State Sector Accounts for the years ended June 30, 2008, 2009 and 2010 the Auditor-General issued qualified audit reports regarding the value of Crown Reserves that should be recorded as land, due to an inability to obtain all information required to form an opinion. There are over 33,000 Crown Reserves in NSW, with NSW currently undertaking a project that involves the formal identification of more than 90,000 parcels of land. In 2007-08, over 27,000 parcels were formally identified and converted to NSW’s Integrated Titling System. While the identification and conversion work is ongoing, based on the assessment in the NSW Total State Sector Accounts for the year ended June 30, 2010, the total value of the Crown Reserves is estimated to be between A$3.0 billion and A$5.0 billion. The value of building assets on these reserves potentially controlled by NSW, but not currently recognized in the Total State Sector Accounts, is between A$4.0 billion and A$5.5 billion (although it is possible that the total value may come to be outside this range). The State of New South Wales has not yet completed its project of identifying and valuing such land. The value of the Crown Reserves, however, is not currently recognized in the NSW Total State Sector Accounts. Should the identification project be completed before the release of 2010-11 financial accounts, and the value of such assets be reliably estimated, the value of Crown Reserves will be recognized in the 2010-11 NSW Total State Sector Accounts. The effect of the exclusion of the value of these Crown Reserves from the NSW Total State Sector Accounts is likely to be an understatement of the assets of NSW. For the year ended June 30, 2010, the NSW Total State Sector Accounts recognized all land under roads at fair value, addressing a further qualification in the 2008-09 Auditor’s report. For further details, see note (1) — “Principles of Consolidation” to the NSW Total State Sector Accounts for the years ended June 30, 2008, June 30, 2009 and June 30, 2010.

          Statistical information reported herein has been derived from official publications of, and information supplied by, a number of departments and agencies of the State of New South Wales, including its Treasury, the Commonwealth of Australia, the Reserve Bank of Australia (the “RBA”) and the Australian Bureau of Statistics (“ABS”). Some statistical information has also been derived from information publicly made available by the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (“OECD”). Similar statistics may be obtainable from other sources, but the underlying assumptions, methodology and, consequently, the resulting data may vary from source to source. In addition, statistics and data published by a department or agency of New South Wales or the Commonwealth of Australia may differ from similar statistics and data produced by other departments or agencies due to differing underlying assumptions or methodology. Certain historical statistical information contained herein is based on estimates that the Corporation and/or NSW, including its departments or agencies, believe to be based on reasonable assumptions. The official financial and economic statistics of New South Wales and the Commonwealth of Australia are subject to review as part of a regular confirmation process. Accordingly, financial and economic information may be subsequently adjusted or revised. While neither the Corporation nor NSW currently expects any such revisions to be material, no assurance can be given that material changes will not be made.
          Except where otherwise specified herein, the most recent economic and statistical information reported herein provided by departments and agencies of the State of New South Wales, including its Treasury, is from New South Wales Treasury’s 2010-11 Budget, released on June 8, 2010. Updates to the financial projections and forward estimates to 2013-14 contained in the 2010-11 Budget, along with a discussion of performance against the 2010-11 Budget, were reported in the 2010-11 Half-Yearly Review released on December 14, 2010. A copy of the 2010-11 Half-Yearly Review is filed as exhibit (g) to the Annual Report on Form 18-K for 2009-10 of the Corporation and NSW. Please refer to the 2010-11 Half-Yearly Review for the updated information.
          Since the ABS adopted ANZSIC 2006 industry classifications, the “Property and business services” sector has been broken down into “Rental, hiring and real estate”, “Professional, scientific and technical services” and “Administrative and support services”. These three industries are reaggregated herein to more accurately analyze impacts on NSW’s predominantly service-based economy.
          Statistical information contained herein relating to the number of persons employed in a given industry for any four quarters has been derived from ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, by taking the average of the number of persons employed over the four quarters ending in the reference quarter. This averaging has been done to account for data volatility between the individual quarters. This volatility has increased as a result of a change in sampling methodology by the ABS. In April 2008, the ABS announced they would be reducing the sample size of the labor force survey, thereby increasing the volatility of the estimates, although the ABS has stated their belief that the survey will remain representative of the Australian labor market. In May 2009, the ABS announced the survey sample size will be progressively reinstated to previous levels between July 2009 and December 2009. Beginning with the release of the December 2009 labor force estimates in January 2010, all future ABS labor force releases will be based on the fully reinstated sample.
          Any discrepancies between totals and sums of components in this Report are due to rounding.
CERTAIN TERMS AND CONVENTIONS
           In this report, references to “A$” or “$” are to Australian dollars and references to “U.S. dollars” or “US$” are to United States dollars. See “Currency of Presentation and Exchange Rates” for information regarding the rates of conversion of Australian dollars into U.S. dollars for subsequent periods.
          In this report, references to “€” are to the single European currency adopted by certain participating Member States of the European Union as of January 1, 1999 and references to “JPY” are to Japanese yen.

          Except as otherwise required by the context, references in this Report to the “Corporation,” “we,” “us” or “our” are to New South Wales Treasury Corporation, and references to the “NSW” are to The Crown in Right of New South Wales.
NEW SOUTH WALES TREASURY CORPORATION
          New South Wales Treasury Corporation (the “Corporation”) was established in June 1983 under the provisions of the Treasury Corporation Act 1983 of New South Wales (the “TCA”). The TCA states the principle objective of the Corporation is “to provide financial services for, or for the benefit of, the Government, public authorities and other public bodies.”. The Corporation is the central financing agency for the New South Wales Government and for all public authorities within the provisions of the Public Authorities (Financial Arrangements) Act 1987 of New South Wales (the “PAFA Act”). These are predominantly semi-government authorities involved in productive activities including electricity generation, water supply, rail and road transport and highway construction. The Corporation is empowered to enter into all forms of financial accommodation and funds borrowed by the Corporation are lent to the relevant public authorities or the NSW Government. Under regulations adopted under the PAFA Act, any financial accommodation provided by the Corporation to any public authority of New South Wales is guaranteed by The Crown in Right of New South Wales pursuant to Section 22A(1) of the PAFA Act. Funds raised by the Corporation are invested by it pending advances to such borrowers. The Corporation also provides liability and asset management services for authorities and the NSW Government.
          Investors in the securities of the Corporation issued in respect of borrowings obtained by the Corporation are provided, under the provisions of the PAFA Act, with security by way of a charge on the income and revenue of the Corporation. All funds lent by the Corporation to public authorities are in turn secured on the income and revenue of those authorities.
          Securities issued by the Corporation issued in respect of borrowings obtained by the Corporation are guaranteed by The Crown in Right of New South Wales under the PAFA Act. NSW’s guarantee for the borrowings of the Corporation is payable from the fund formed under Part 5 of the Constitution Act of 1902 of New South Wales constituting all public moneys collected, received or held by any person for or on behalf of the State of New South Wales (the “Consolidated Fund”) without the need for further legislative approvals.
          The Corporation is not subject to any direct Federal income taxes in the Commonwealth of Australia or New South Wales State taxes. The Corporation is subject to the Commonwealth Goods and Services Tax which commenced on July 1, 2000.
          The Corporation is not regulated by the Australian Prudential Regulation Authority (the “APRA”) or the Australian Securities and Investments Commission, which regulate most Australian financial markets operators. The Corporation’s activities are reviewed and monitored by a number of external entities, including the Treasurer of New South Wales, the New South Wales Treasury and the Auditor-General of New South Wales. The Corporation is committed to governance matters by working with its Board of Directors and an external professional accounting firm to continually develop its internal governance awareness in line with recent industry pronouncements.
          The board policies of the Corporation are determined by its Board of Directors. The operations of the Corporation are managed by the Chief Executive in accordance with such policies and directions as may be given by the Board. Anything undertaken in the name of or on behalf of the Corporation by the Chief Executive, or with his authority, is taken to have been performed by the Corporation. The Corporation is subject to the control and direction of the Treasurer of New South Wales.
          The principal office of the Corporation is at Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia and its telephone number is (612) 9325-9325.

     Board members
          The present Board Members of the Corporation are as follows:
•	Michael Schur MSc (Econ), MCom (Econ) — Chairperson of the Board; also Secretary of New South Wales Treasury, Deputy Secretary, New South Wales Treasury, Office of Infrastructure Management (5 years). Senior Advisor, World Bank.

•	Kevin Cosgriff MA, BSc (Hons) — Deputy Chairperson of the Board; member of Human Resources Committee; also Deputy Secretary, Fiscal and Economic New South Wales Treasury. Previously involved in microeconomic and macroeconomic policy for United Kingdom Treasury and New Zealand Treasury.

•	Cristina Cifuentes BEc, LLB (Hons) — Non-executive director, member of Audit and Risk Committee. Economics and investment management for 27 years. Director, FSS Trustee Corporation.

•	Michael Cole BEc, MEc, FFin — Non-executive director, Chairperson of Human Resources Committee. Banking and investment management for 37 years. Chairman, Platinum Asset Management Limited; Chairman, IMB Limited; Chairman, Indemnified Loans Committee; Chairman and Director, Ironbark Capital Limited; Director OneVue Limited; Director, Challenger Listed Investments Limited.

•	Philip Chronican BCom (Hons), MBA — Non-executive director, member of Audit and Risk Committee, Chief Executive Officer Australia, Australia and New Zealand Banking Group Limited. Formerly senior executive with Westpac Banking Corporation for 27 years.

•	Bruce Hogan AM, BEc (Hons), FAICD — Non-executive director, Chairperson of Audit and Risk Committee. Finance and industry for 40 years. Director, Snowy Hydro Limited; Director, Hogan & Company Pty Limited; former Joint Managing Director, Bankers Trust Australia.

•	Stephen Knight BA, FAICD — Chief Executive of the Corporation and Director, TCorp Nominees Pty Limited. Banking and public sector, financial management for 29 years. Director, Australian Financial Markets Association.

•	Hon. Alan Stockdale BA, LLB — Non-executive director, member of Human Resources Committee. Barrister for 13 years. Member of Victorian Parliament for 15 years. Former Treasurer of Victoria and Minister for Information Technology and Multimedia. Former Executive Director, Macquarie Bank Limited; Chairman, Senetas Corporation Limited; Chairman, Medical Research Commercialization Fund Pty Ltd; Federal President, Liberal Party of Australia.
          Each Board Member’s business address is Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia.
          Directors must monitor and disclose any actual or potential conflicts of interest as they arise. The TCA requires any director who has a pecuniary interest in a matter being considered or to be considered by the Board to declare the nature of the interest. These declared interests are recorded in a publicly available register. Unless the NSW Treasurer determines otherwise, the director is required not to attend at the Board meeting or to take part in decisions about matters relating to declared pecuniary interests. Certain of the members of the Corporation’s Board are also directors of other New South Wales Government entities which are also clients of the Corporation.

     Audit and Risk Committee
          The Corporation’s Audit and Risk Committee is an advisory body to the Corporation’s Board of Directors on issues relating to internal and external audit, financial reporting and other accountabilities.
          The objective of the Audit and Risk Committee is to provide independent assistance to the Board by overseeing, monitoring and reporting on:
•	The Corporation’s governance, risk and control frameworks (including internal and external audit functions) and its external accountability requirements; and

•	The Corporation’s annual financial statements.
          The present members of the Audit and Risk Committee of the Corporation are Cristina Cifuentes, Philip Chronican and Bruce Hogan.
     Subsidiaries
          The Corporation owns all of the issued share capital in TCorp Nominees Pty Limited (“TCorp Nominees”), a company incorporated in the State of New South Wales. TCorp Nominees’ directors are Stephen Knight, Chief Executive of the Corporation, Clare Mifsud, General Counsel of the Corporation, and Paul Smith, Chief Operating Officer of the Corporation.
          The principal activity of TCorp Nominees consists of participating in financial transactions in conjunction with the Corporation. Substantial transactions between the Corporation and TCorp Nominees during the year ended June 30, 2010 consisted of TCorp Nominees acting as security trustee in connection with a financing provided by the Corporation. On a consolidated basis, TCorp Nominees provides no additional assets or liabilities to the Corporation’s balance sheet.
     Financial information
          As at June 30, 2010, the Corporation had approximately A$57,396 billion in assets and approximately A$57,311 billion in liabilities compared to A$49,020 billion in assets and A$48,945 billion in liabilities at June 30, 2009.
     TCorp’s compliance and risk management strategy
          The Corporation’s compliance and risk management strategy is established by its Board of Directors and aims to identify and manage the risks associated with the Corporation’s business. The compliance and risk management strategy documents the process for ensuring the effective management of risk through a system of governance frameworks, internal controls, operational procedures and external review.
          As part of the Corporation’s governance framework, the Audit and Risk Committee acts as an advisory body to the Corporation’s Board on internal and external audits, operational risk management and financial reporting.
          The Corporation operates under self-imposed capital requirements based on prudential statements published by Australia’s prudential regulator, APRA. Within these Corporation specific capital constraints, the Corporation manages market, credit and operational risks to ensure that the level of its capital is sufficient to cover the financial risks incurred in the Corporation’s daily business.

Market risk
          The Corporation uses a Value-at-Risk model based on historical data simulation to assess capital requirements arising from market risk. The model captures the potential for loss of earnings or changes in the value of the Corporation’s assets and liabilities arising from movements in interest rates and key credit spreads and from fluctuations in the prices of bonds or other financial instruments.
Credit risk
          In conducting its business, the Corporation invests in high-grade financial assets issued by parties external to the whole of the New South Wales Government grouping. The return achieved on these financial assets must be sufficient to protect against loss in value caused by a decline in the counterparty’s creditworthiness or ultimate default. Credit exposures are monitored daily against Board approved limits.
Operational risk
          Operational risk can arise from events such as settlement errors, system failures, procedural breakdowns and external factors. The Corporation reviews all possible risks of this nature, assesses the mitigating factors and controls and evaluates the residual risks. The Corporation uses “Cura” software to aid the identification and measurement of risk and implementation of associated internal controls. High risks are managed by improving procedures and process flows, ensuring segregation of duties, insurance cover and business continuity plans. The Corporation allocates capital to cover operational risk.
External independent auditor
          The Corporation is audited annually by the Audit Office of New South Wales, which reports directly to the New South Wales Parliament. The Public Finance and Audit Act 1983 further promotes independence of the Audit Office by ensuring that Parliament, not the Executive Government, can remove the Auditor-General and by precluding the provision of non-audit services to all public sector agencies. Deloitte Touche Tohmatsu is engaged by the Corporation to undertake internal audit projects as agreed by the Audit and Risk Committee under the Corporation’s Audit and Risk Committee and Internal Audit Charters and to report findings independently to the Audit and Risk Committee.

THE STATE OF NEW SOUTH WALES
     General
          The State of New South Wales (the “State”, “New South Wales” or “NSW”) is Australia’s largest state by population, with approximately 7.2 million people, or about 32%, of Australia’s total population as at March 31, 2010 (latest available). The majority of NSW’s population, approximately 4.5 million people, is concentrated in the Sydney metropolitan area. Other significant regional centers include Newcastle (540,796) and Wollongong (288,984)1.

QUEENSLAND
SOUTH AUSTRALIA
VICTORIA
SOUTH PACIFIC OCEAN
Tasman Sea
ACT
SYDNEY
NEWCASTLE
WOLLONGONG
CANBERRA
Tweed Heads
Lismore
Grafton
Glen Innes
Armidale
Coffs Harbour
Tamworth
Port Macquarie
Taree
Maitland
Gosford
Katoomba
Lithgow
Bathurst
Orange
Cowra
Young
Yass
Goulburn
Queanbeyan
Cooma
Bega
Eden
Albury
Wagga Wagga
Narrandera
Griffith
Hay
Deniliquin
Broken Hill
Bourke
Cobar
Nyngan
Dubbo
Walgett
Moree
GREAT DIVIDING RANGE
0 100 200 300
Kilometres
www.lands.nsw.gov.au
Department of Lands
© NSW DEPARTMENT OF LANDS 2009

          NSW has the largest and most diversified economy of all the Australian States. In 2009-10 (the latest fiscal year for which data is available), NSW made up 31.3% of the national economy in terms of output, significantly more than the next two largest States of Victoria (22.8%) and Queensland (19.8%). In terms of output share (defined as an industry’s share of Total State Gross Value Added (“GVA”)), the dominant industries in the NSW economy are Property and Business Services2, Finance and Insurance Services and Manufacturing. Furthermore, Sydney is well-known and regarded as a major financial hub within the Asia-Pacific region and globally. The State has a large, skilled and multi-lingual workforce. At May 31, 2009 (latest available), approximately 57.1% of NSW’s working age population held tertiary qualifications – higher than the national average of 55.7%. This included over 1.4 million people with vocational qualifications3.
     Government of NSW
          NSW forms a part of the federation known as the “Commonwealth of Australia”, with the Australian Constitution providing for a division of responsibilities between the State and Federal levels of government. The Australian Government is responsible for issues of national interest, such as foreign policy, defense, currency and banking. It is also primarily responsible for overall economic management through fiscal policy, monetary policy and exchange rate management. The Australian Government has the exclusive power to impose customs and excise duties, and exercises the power concurrently with the States to levy other forms of taxation.
          NSW retains autonomy and control over those areas for which it is constitutionally responsible. These include health, education, transport networks (including roads, rail and ports), public order and safety and business regulation. As such, the focus of the NSW Government is on the allocative and productive efficiency of service delivery, regulatory policy and taxation.
          The NSW Parliament is the oldest parliament in Australia, being first established in 1856. It consists of two chambers, the Legislative Assembly and the Legislative Council. The leader of the NSW Government (the “Premier”) must come from the Legislative Assembly, although Ministers may come from either chamber.

[1]	Populations for Sydney, Newcastle and Wollongong are as at June 30, 2009 (latest available).

[2]	Since the ABS has adopted ANZSIC 2006 classifications, “Property & Business Services” has been broken down by “Rental, hiring and real estate services”, “Professional, scientific and technical services” and “Administrative and support services”. For the purposes of this report, these categories have been re-aggregated in order to more accurately capture impacts on the predominantly services-based NSW economy.

[3]	Source: Australian Bureau of Statistics, Education and Work, Australia, May 2009, (ABS 6227.0.)

          Currently the party holding Government is the Australian Labor Party, which first came to office in March 1995. The current Premier of NSW is the Honorable Kristina Keneally, who was sworn in as Premier in December 2009.
          A state election will be held on March 26, 2011.
          The executive power of the State is formally exercised by the Governor of New South Wales (the “Governor”), who represents the Crown. This power is exercised on the advice of and through the Ministers, who are responsible to the Parliament. The Governor and Ministers form the Executive Council, which is the supreme executive authority in NSW and the formal, official arm of the Government. The Executive Council gives legal authority to proclamations, regulations, appointments to the public service, judiciary, and other public positions (such as officers of the Parliament), and commissions for officers of the police force.
          In practice, the executive power of the State is exercised by the “Cabinet” or “Ministry” (which in New South Wales, consists of all Ministers, including the Premier) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case Federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.
          The decisions made by Ministers, either individually or together (in Cabinet) provide policy and direction for Government. Each Minister has one or more Government departments or agencies for which he or she is in charge and responsible to the Parliament. They also have a number of laws which they and their departments administer and must work within.
          Ministers are responsible for the effectiveness and efficiency of the agencies within their portfolio. These agencies are staffed by career public servants and are headed by appointed “permanent heads”. The Minister, working together with their agency, implements and develops Government policy and new legislation and also ensures agencies meet their goals and purposes within their allocated budgets.
          The authority of the NSW Parliament is needed for the raising of all State revenues and for all State expenditures. The State’s accounts (including the financial statements of the Corporation) are audited on an annual basis by the NSW Auditor-General, who reports annually to the NSW Parliament on each year’s financial operations.
          NSW’s judicial system is made up of three tiers — the Local Court, the District Court and the Supreme Court, which is the highest tier. There are other tribunals and courts in NSW that deal with special categories of disputes, such as industrial relations, land and environment matters and administrative decisions, among others. The primary role of a State court is to deal with State law, although the Supreme Court is also able to hear appeals for both civil and criminal matters. In NSW, the judiciary is appointed by the Governor, acting upon the advice of the Executive Council.
          A number of separate entities have been established in NSW under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “Public Enterprises”.
          Public enterprises are generally commercially focused entities and include public trading enterprises (“PTEs”) and public financial enterprises (“PFEs”). They operate under the NSW Government’s Commercial Policy Framework, which aims to replicate disciplines and incentives that lead private sector businesses towards efficient commercial practices. The commercial agencies in this sector generally pay dividends and tax equivalent payments to the general government sector, in accordance with normal commercial principles.

          Some PTEs address important social objectives and provide services to client groups on a subsidized basis. These include Rail Corporation New South Wales and the Department of Housing, which receive substantial grants from the general government sector to provide these services.
          Local Government is the third tier of government in Australia (the other two being Federal and State). In NSW local government is constituted under State law, but is largely independent of State Government. To a large extent local governments are responsible for raising and managing their own revenues. Major sources of income include annual rates and charges and, to a lesser extent, Federal grants and borrowings.
          The NSW Government’s responsibility for local government funding is limited to the following areas:
•	Distributing Federal grants to local governments through the State Grants Commission; and

•	Overseeing local government borrowings to ensure prudent levels of borrowing are undertaken.
          On June 4, 2010, the NSW Government transferred to the Independent Pricing and Regulatory Tribunal (“IPART”) the following responsibilities regarding local government funding:
•	Setting and overseeing the rate pegging system — this system determines the amount by which local governments can raise their rates from one year to the next;

•	Administering the system of special rate variations in cases where local governments want to raise rates by more than the peg;
          The transfers of these responsibilities are effective from fiscal year 2011.
          In the 2009-10 Budget, the NSW Government announced the Local Infrastructure Fund, a temporary measure providing A$200 million in interest free loans to local governments for infrastructure projects that local governments are unable to undertake due to funding constraints. Approved projects must commence during the 2009-10 year and be completed within 18 months. Local Governments alone will be responsible for any ongoing costs and the management of the approved projects. Over 2009-10, 33 local councils participated in the program, borrowing around A$179 million. These loans have a term of ten years, but can vary depending on individual contracts. In general, the final repayments of these loans will be in December 2019.
          The Corporation does not borrow on behalf of local governments, as they borrow in their own right. Also, while the NSW Government monitors local government borrowings, it is not legally obliged to intervene should a local government be in default.

          The following depicts the structure of the Total State Sector:

ECONOMIC OUTLOOK
          New South Wales is linked to the global economy through both financial and trade channels. Thus it was affected by the global economic downturn and the recovery that followed, especially in Asia.
          According to the IMF, the global economic recovery is proceeding broadly as expected, although conditions remain uneven across regions and downside risks remain elevated. 4 The economic recovery continued to strengthen during the first half of 2010, with the global economy expanding by a higher than expected annual rate of 5.25%. World industrial production reached growth rates of 15%, and global trade recovered at rates over 40% during this period. The IMF forecasts global activity to expand by 4.8% in 2010, 4.2% in 2011 and 4.5% in 2012.
          The IMF also estimates that growth in advanced economies reached 3.5% during the first half of 2010. The economies of advanced Asia (excluding-Japan) have enjoyed a strong rebound with their large manufacturing sectors benefiting from the global rebound in trade. As a result, their output has increased to above pre-global financial crisis levels. The recoveries in many of the North Atlantic economies and Japan are proceeding at a sluggish pace and are expected to moderate as inventory accumulation slows, fiscal stimulus is withdrawn and financial markets remain strained. High levels of excess capacity, ongoing household deleveraging and planned fiscal consolidation in some countries are also expected to restrain their recoveries.
          The United States economy is close to pre-global financial crisis levels of output, but significantly below pre-global financial crisis trends, and activity slowed noticeably through mid-2010. Household consumption has been expanding gradually but is restrained by a weak recovery in the labor market and household wealth. The housing sector remains weak, with an overhang of vacant homes weighing on prices and construction. On the positive side, business investment is expected to be supported by rebounding profits and the weaker US dollar relative to its major trading partners has improved the outlook for US exports.
          Japan and the euro area are still appreciably below pre-global financial crisis levels of output and remain dependent on foreign demand. Although the euro area recovered more strongly than expected in 2010, led by Germany, ongoing fiscal and banking problems combined with significant fiscal consolidation will weigh on their growth prospects in 2011.
          Growth in Australia’s major trading partners in emerging Asia recovered strongly through late-2009 to early-2010, led by China and has since moderated to a more sustainable pace. China seems to be managing the transition to sustainable growth well with stimulus measures being withdrawn. Keeping inflation under control is likely to be the key risk to the Chinese economy.
          Similarly, the OECD forecasts global output to grow by 4.2% in 2011 and 4.6% in 20125. While a temporary slowdown is expected during the second half of 2010 and the first half of 2011, global growth is only expected to slow to around its trend pace. The global outlook remains supportive of the Australian economy with growth in Australia’s major trading partners expected to be stronger than global growth.
          Strong demand from emerging Asia is supporting relatively high prices for Australia’s non-rural commodity exports. This has resulted in Australia’s terms of trade increasing to a historically high level and adding substantially to domestic income (nominal GDP grew by 9.6% through the year to the September quarter 2010).

[4]	IMF, World Economic Outlook, October 2010.

[5]	OECD, Economic Outlook, November 2010. The OECD defines “world” as the OECD member countries and Brazil, Russia, India and China — together covering 81% of total world GDP.

          While a global supply response is expected to bring prices down over time, with a fall of 4.5% expected over 2011-12, Australia’s level of the terms of trade is expected to remain high by historical standards given the strong demand from urbanisation and industrialisation in emerging Asia.
          The sharp recovery in the terms of trade and the significant interest rate differentials with most advanced economies have contributed to a stronger than expected appreciation of the Australian dollar, which is now trading around post-float highs relative to the US dollar.
          Global financial market conditions have improved since mid-2010 when sovereign risk concerns in Europe increased financial market volatility and risk aversion. However, the recent deterioration in the Irish fiscal situation and banking system, which saw it become the second euro area country to receive financial assistance, highlights the ongoing uncertainty in financial markets and the global economy.
          Risks to the global outlook are mainly to the downside, namely:
•	Concerns over fiscal sustainability and banking system problems could renew stress in euro area financial markets and disrupt global financial markets. Repair and reform of the financial sector in advanced economies needs to accelerate to allow a resumption of healthy credit growth;

•	Some advanced economies may take longer than expected to transition to self-sustaining private sector recoveries, and their capacity to respond to new shocks will be constrained by weak fiscal positions and already effectively zero monetary policy interest rates; and

•	Policy may have to tighten more than expected in emerging Asia to control inflation and this would likely cause output growth to slow, adversely affecting commodity prices and Australia’s terms of trade.
          Strong demand from Australia’s Asian trading partners, improved conditions in financial markets, and sharp rebounds in consumer and business confidence have led to the recent performance of the Australian economy being considerably better than expected in the 2009-10 Budget. Consequently, Australian economic forecasts have been revised higher by the IMF, the Australian Government and the RBA.
          The Australian economy grew by 2.2% in 2009-10, considerably better than the 0.5% contraction forecast in the 2009-10 Australian Budget. The improvement was supported by fiscal and monetary stimulus, high population growth, strong trade links with Asia and a stable domestic financial system. Mining investment intentions and commodity exports have been stronger than expected, largely reflecting a increase in demand from China and the rest of Asia. Business and consumer confidence rebounded sharply in the first half of 2009-10 and have since stabilized at relatively high levels.
          The Australian economy has grown as a private sector recovery takes hold. Output and incomes growth are strengthening, unemployment is falling and the economy is expected to return to full capacity over the next two years. The Australian Government in its 2010-11 Mid-Year Economic and Fiscal Outlook (“2010-11 MYEFO”) indicated that it expects GDP to grow at an above trend rate of 3.25% in 2010-11 and strengthen to 3.75% in 2011-12. The above trend growth outlook is underpinned by strong mining investment, rising commodity exports and robust income growth supporting household consumption.
          The solid growth in the Australian economy has been reflected in strong employment growth, which is expected to continue. Full-time employment is well above its pre-global financial crisis level and employment is forecast to grow by 2.5% in 2010-11 and a further 2.0% in 2011-12. The unemployment rate is expected to fall to 4.5% in the June quarter 2012, a level that is expected to lead to increasing inflationary pressures.

          Inflationary pressures are expected to build as the labor market tightens and aggregate demand strengthens, although inflation is expected to remain contained within the RBA’s 2-3% target range over the next two years. Headline and underlying inflation are expected to rise to 3% through the year to the June quarter of 2012, with the risk of further increases in inflation as the economy approaches full capacity.
          Demand and inflationary pressures, while building, are expected to be moderated through tighter macroeconomic policy settings and the strong Australian dollar. The RBA has tightened monetary policy, with lending rates now slightly above average and expected to rise further. Fiscal stimulus is also being withdrawn and the Australian Government estimates that this will reduce GDP growth by one percentage point in 2010-11 and half of a percentage point in 2011-12.
          The NSW economy performed considerably better than expected in 2009-10. NSW economic output grew by 1.7% in 2009-10 compared to a modest contraction forecast in the 2009-10 Budget. NSW economic trends differed somewhat from the national pattern in 2009-10, mainly reflecting the State’s industry composition and higher levels of mortgage debt. The State benefited strongly from monetary and fiscal stimulus and was less directly exposed to falling commodity prices and weaker global demand. NSW final demand recovered more strongly than the national average in 2009-10. Importantly, private sector demand contributed to growth in 2009-10 (although partly boosted by Government stimulus), a trend that is expected to strengthen over the next two years.
          The NSW Government in its 2010-11 Half-Yearly Review forecast NSW economic growth to strengthen to 3.25% in 2010-11 and remain at that level in 2011-12. Solid household consumption, improving net exports, a strong farm sector recovery despite recent floods, and a continued recovery in dwelling investment is expected to drive growth in 2010-11. A stronger recovery in business investment is expected in 2011-12, but is expected to be offset by lower public sector demand. Reflecting the improved economy, employment in NSW grew by 1.2% in 2009-10 and labor market conditions have continued to improve into 2010-11. Employment is forecast to grow by 2.5% in 2010-11 and 1.75% in 2011-12, consistent with the above-trend outlook for economic output. The NSW unemployment rate is expected to decline gradually to 5.25% in 2010-11 and 5.0% in 2011-12.
          The New South Wales economy is expected to grow at the national average in 2010-11 and slightly below in 2011-12, reflecting higher mining investment growth in the resource-based states. New South Wales is expected to benefit from the strong national mining outlook and high terms of trade through higher incomes, increased interstate trade and thermal coal exports. However, the State is expected to continue to face challenges from a strong Australian dollar and higher interest rates. Compared to the rest of Australia, New South Wales faces additional risks from:
•	Greater exposure to interest rates due to higher house prices and the consequential higher levels of mortgage debt.

•	The New South Wales industry structure relies more on business and financial services than on resource industries, which makes it less of a direct beneficiary of strong mining investment but more exposed to a strong Australian dollar.

•	Some New South Wales industries may face capital and labor constraints due to the rapid expansion in national mining investment, which may siphon resources away from the State.
          NSW output growth during the projection years (2012-13 and 2013-14) is assumed to be 3.0%, slightly above its long-term trend of 2.75%. Consistent with the experience of previous cycles, this methodology assumes that after a period of below-trend growth the economy will experience a period of above-trend growth to return the economy to its potential level. The Australian Government in its 2010-11 MYEFO estimates that real GDP will rise to 3.25% in 2010-11 and continue to strengthen to 3.75% in 2011-12 before easing back to be around its trend rate of 3.0% for 2012-13 and 2013-14. The RBA raised the overnight cash rate in November 2010 to 4.75%, taking interest rates to slightly above their decade average, representing a tightening of monetary policy.

          See the 2010-11 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2009-10 of the Corporation and NSW, for further updated economic information.
     Factors Affecting the Economic Outlook
          There are a number of factors, both positive and negative, that can affect the outlook described above, namely:
-	A slower than expected global recovery would weigh on the outlook for exports, the terms of trade, mining investment and consumer confidence;

-	Any major disruption to global financial markets could increase the cost and possibly limit the availability of capital and credit for Australian borrowers;

-	The national increase in private demand could occur more slowly than expected and not fully offset the withdrawal of stimulus in the short term, due to uncertainty as to the timing of the commencement of major resource projects;

-	Winter crop production in 2010-11 is forecast to be the highest level on record in NSW due to above average rainfall. However, there is a risk that crop quality and production could be negatively impacted by recent flooding and locust damage. Changes in agriculture outcomes can impact significantly on the rest of the NSW economy. The flow-on effects include impacts on household income available for spending on discretionary items, like holidays, as well as trade impacts; and

-	There is a possibility that the recovery in domestic demand may be stronger than expected. This could occur as a result of faster global growth and larger than expected increases in commodity prices. Resource sector investment and national income gains could exceed expectations. Another potential upside to domestic demand growth is the possibility that the current caution in consumer spending and business investment outside of mining could wane. This would see an earlier re-emergence of capacity constraints and skill shortages, putting upward pressure on wage growth and inflation.

NEW SOUTH WALES ECONOMY
     Introduction
          New South Wales has the largest economy of all the Australian states both in terms of output and employment. In 2009-10 (the latest year for which data is available), the size of the NSW economy in real terms (i.e., adjusted for the effects of inflation) was $401.7 billion, comprising approximately 31% of the Australian economy.
          NSW is a mature, services-oriented economy that is also the most diversified economy of all the Australian States in terms of the variety of industries. In terms of output, Finance & Insurance and Property & Business Services are the largest industries in NSW, together making up more than a quarter of the NSW economy. Sydney (NSW’s capital) as Australia’s finance and business capital, leads the other States in terms of the total output of these and other related industries such as information technology, legal services, accounting and marketing.
           In 2009-10, NSW’s share of the Australian Property & Business Services, which includes real estate, legal, accounting, management consulting and other similar services, was 35.5%, while for the Finance & Insurance sector, which includes financial asset trading, pension scheme management, retail banking, and other like services, NSW’s share was 45.6% of the national Finance & Insurance sector output.
          The NSW economy has not grown as quickly as the economies of some other Australian states in the last few years, mainly due to the fact that NSW’s exposure to the resources boom has been more limited. At the same time, a relatively high currency exchange rate has impacted on the competitiveness of NSW’s export and import competing industries.
          Nevertheless, the NSW economy has grown for 20 consecutive fiscal years, averaging 2.8% growth per annum in Gross State Product (“GSP”) between 1990-91 and 2009-10. During 2009-10, GSP in NSW grew by 1.7% while the NSW unemployment rate averaged 5.7%, a 1.1 percentage point improvement from the peak of 6.8% in March 2009 during the economic downturn. NSW’s unemployment rate for 2009-10 was only slightly above the national average unemployment rate of 5.5%. In the first five months of 2010-11 the NSW unemployment rate has averaged 5.2%, the same as the national average. This decrease in the unemployment rate can be attributed to the recovery in both domestic and global economic conditions following the global financial crisis and economic downturn. As the bulk of Australia’s finance and business industry is located in Sydney, NSW has been disproportionately affected when compared to other Australian states, whose economies are not as finance industry-oriented.
     Recent NSW Economic Performance
          Over the last few years the NSW economy has grown relatively slower than other States and the Australian national average. There have been a number of factors contributing to this outcome:
•	The NSW economy experienced an almost seven-year long housing boom from mid-1996 to mid-2003 during which house prices consistently rose faster than average weekly earnings. As housing became less affordable, more people migrated to other Australian States, particularly Queensland;

•	Following the end of the NSW housing boom late in 2003 a resources boom ensued driven by international demand for minerals and other resources. Apart from coal, NSW had relatively little exposure to these resources. Principal beneficiaries of the boom were Queensland and Western Australia;

•	The resources boom resulted in an appreciation of the Australian dollar exchange rate relative to other major trading currencies, adversely affecting the international competitiveness of the NSW manufacturing and services export industries, including the important tourism industry;

•	The combination of higher home mortgages (due to higher house prices) and (until late-2008) the tight monetary policy by the RBA resulted in constrained consumption by NSW households; and

•	NSW has also been more affected by drought, which has been ongoing intermittently since 2002-03, than other States. This has had an adverse impact on agricultural exports, especially wheat. At the end of 2010 NSW was impacted by floods, which may result in downgrades in crop quality.
          The NSW economy, like all other major economies, was adversely impacted by the global financial crisis and economic downturn. In 2008-09 (compared to 2007-08), annual real GSP growth slowed from 3.4% to 1.1%; employment growth eased from 2.9% to 0.7%; and the unemployment rate rose from an average 4.6% to an average 5.7%. In line with the national economy, NSW is continuing to recover from the negative impact of the global financial crisis and economic downturn. In 2009-10, real GSP growth in NSW was 1.7%, employment rose 1.2% and the unemployment rate averaged 5.7%.
          The NSW Government in its 2010-11 Half-Yearly Review forecasts economic growth to strengthen by more than expected in its 2010-11 Budget, with growth of 3.25% forecast in 2010-11 compared to the 3.0% forecast in the Budget. Forecast growth in employment was also raised in the 2010-11 Half-Yearly Review to 2.5% from 1.75% in the Budget. The 2010-11 Half-Yearly Review estimates that in 2010-11 inflation will be in the upper limit of the RBAs 2%-3% target range with Sydney Consumer Price Index (“CPI”) expected to grow by 3.0%.
          While the outlook for the NSW economy is that economic activity should continue to improve in the short and medium term, there are a number of downside risks and upside possibilities around the outlook for recovery during 2010-11, including the following:
•	Private demand in advanced economies will have to rise to sustain their recoveries as public stimulus measures fade. Their recoveries could be slower than expected if high levels of excess capacity, household deleveraging, fiscal consolidation and ongoing financial sector strains have greater than expected effects on growth.

•	High levels of government borrowing to support demand, and in some cases to support financial institutions, have placed the fiscal positions of many advanced economies in large deficits. Furthermore, large budget deficits in some countries are expected to continue in the short-term as economic recoveries progress slowly. There is the possibility that heightened investor concerns, partially reflected in yields on sovereign debt, may crowd out private sector borrowing and delay their recoveries. Another issue is the sovereign risk concerns of Europe, particularly Portugal, Ireland, Greece and Spain, which have seen renewed financial market volatility and risk aversion. Renewed financial market instability could undermine the global economic recovery. More generally, there is the risk that high levels of government debt and the consequent need for fiscal consolidation over the medium term will inhibit future policy responses and leave their recoveries exposed to new shocks.

•	The upside possibility of the domestic demand recovery being stronger than expected would likely occur as a result of faster global growth and larger than expected increases in commodity prices. Resource sector investment and national income gains could outperform expectations and lead to stronger growth. This would see capacity constraints and skill shortages re-emerge earlier than expected, putting pressure on wage growth and inflation. In that case, further monetary policy tightening would likely occur and growth, while stronger in the short-term, may be weaker in 2011-12 and beyond. Higher than expected interest rates would be expected to moderate the recovery in housing investment and soften consumer spending.

          The table below shows the performance of the various components of GSP over the last five fiscal years for NSW and Australia. Although GSP results for NSW are released only annually, results for most of the main aggregates (i.e., household and government consumption, and private business, dwelling and government investment) are released quarterly. While the table below shows outcomes as recorded in the annual release, where possible, the accompanying commentary refers to more recent data.
Annual percentage growth in main expenditure categories of NSW and Australian GSP

	NSW & Australia GSP — Main Expenditure Aggregates(1)
	2005-06		2006-07		2007-08		2008-09		2009-10
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Household Final Consumption Expenditure	1.4	2.8	4.4	4.3	4.6	4.7	-0.3	0.2	2.4	2.1
Private Business Investment	6.7	15.4	-1.1	7.2	17.7	15.6	-4.0	1.6	1.7	-4.7
Plant & Equipment	6.2	14.6	-3.3	2.8	25.1	19.9	-6.4	-3.6	6.3	-4.9
Non-residential Construction	10.2	20.9	-2.8	11.5	11.3	11.7	-2.3	7.7	-6.5	-7.1
Dwelling Investment	-12.0	-4.3	-8.3	1.9	-2.1	1.2	-4.8	-1.9	1.7	1.1
Public Final Demand(2)	2.7	3.7	2.2	4.2	3.3	4.2	5.1	3.6	7.2	7.1
State Final Demand	1.6	4.3	2.5	4.5	5.7	6.0	0.0	0.8	3.4	2.2
Goods & Services Exports	5.7	2.0	0.3	2.0	3.2	3.3	2.1	2.3	1.5	4.3
Goods & Services Imports	5.8	6.9	9.9	8.7	14.6	14.7	-6.2	-4.4	8.6	4.8
Gross State Product	2.1	3.1	2.8	3.6	3.4	3.8	1.1	1.4	1.7	2.3

(1)	Chain volume measures (Base year = 2008-09).

(2)	Includes both Government consumption and investment.
Source: ABS 5220.0, Australian National Accounts: State Accounts, 2009-10 (latest available).
Household Final Consumption Expenditure
          Household spending growth accelerated throughout the period of 2005-06 through to 2007-08, due to falling unemployment, rising employment growth and increasing disposable household income. Spending declined in 2008-09 as the global financial crisis and economic downturn impacted the NSW labor market and consumer confidence. In 2009-10, spending recovered modestly, as economic conditions improved and stimulus programs took effect.
          In the September quarter 2010, NSW household consumption rose 0.7% compared to the June quarter 2010, to be 3.1% above September quarter 2009 levels. In annual growth terms, household consumption has been improving since the March quarter 2009, reflecting earlier interest rate cuts by the RBA easing the mortgage burden on household incomes, Australian Government stimulus payments in the first half of the 2009 and improving consumer confidence, employment prospects and diminishing unemployment from the second half of 2009.
Private Business Investment
          Investment reached record levels in 2007-08, with growth of 17.7% compared to 2006-07, after solid rises in the four fiscal years from 2002-03 to 2005-06 of 12.0% annualized growth. However, in 2008-09 business investment declined due to the global financial crisis and economic downturn.

          In real terms, Private Business Investment fell 4.0% in 2008-09 on a year ago. This was principally the result of the global financial crisis limiting the availability of credit, lenders tightening their loan conditions, significant falls in business and investor confidence and worsening economic conditions. In 2009-10, there was a modest rebound in investment, growing by 1.5%. While this was assisted initially by Australian Government stimulus programs, such as the Building the Education Revolution and temporary tax concessions on machinery and equipment, it was later supported by improving financial markets, improved access to credit and returning confidence.
          Compared to the June quarter 2009, Private Business Investment in the June quarter 2010 was 3.2% higher. This is a considerable improvement over the 12.7% decrease when comparing the June quarter 2009 to the June quarter 2008. As of December 2010, business surveys are reporting around-trend levels of business conditions and confidence, a return to average levels of capacity utilization and improving business profits which support a positive investment outlook, despite commercial finance remaining subdued. Investment intentions are recovering but caution remains outside of the mining sector. NSW would, however, benefit from expected continued strong demand for thermal coal.
          Between 2004-05 and 2009-10, annual growth in machinery and equipment investment has averaged 8.8% per annum, compared to 3.0% per annum for non-residential construction. Non-residential construction contracted in both 2008-09 and 2009-10. Similarly, machinery and equipment investment growth declined in 2008-09 as NSW economic conditions slowed. There was, however, a rebound in 2009-10 which saw machinery and equipment investment rise strongly so as to almost fully eliminate its 2008-09 decline. In the September quarter 2010, machinery and equipment investment rose 10.2% and non-dwelling construction was 3.3% higher, compared to the September quarter 2009.
Dwelling Investment
          Dwelling investment expanded in 2009-10 by 1.7%, as a result of low interest rates throughout most of the fiscal year and housing stimulus measures at both State and Federal levels. This expansion is the first year of growth since 2003-04. In the five previous years dwelling investment had declined an average of 6.6% per annum.
          During 2009-10 a number of stimulus programs were in effect which influenced the result. These included the State measures of the A$3,000 First Home Owner Supplement (initially introduced in the 2008-09 Budget but extended until the end of June 2010) and the Housing Construction Acceleration Plan introduced in the 2009-10 Budget, which provided a 50% reduction in stamp duty for qualifying homes. The Australian Government’s A$7,000 First Home Owners Grant was also in effect during the period.
          Dwelling investment in 2010-11 and 2011-12 is expected to continue to improve, underpinned by low rental vacancies, solid growth in rental prices, strong population growth and low unemployment generating strong underlying demand. However, rising interest rates are likely to impact on the affordability of housing. The broader housing market has eased with growth in house prices slowing to 11.0% through the year to the September quarter 2010 from 21.4% growth through the year to June quarter 2010.
          Furthermore, housing construction stimulus measures, such as zero stamp duty for off the plan purchases of new homes up to A$600,000 in the pre-construction stage and a 25% stamp duty cut for the next two years for off the plan purchases of newly constructed homes among others announced in the 2010-11 Budget, are expected to support the recovery.
Public Final Demand
          In 2009-10, Government spending and investment in NSW grew by an aggregate of 7.2% in real terms, improving on the outcomes of 2007-08 and 2008-09 which grew by an aggregate of 3.3% and 5.1%,

respectively. Government consumption, which consists principally of providing services such as education and health, contributed 1.7 percentage points to public final demand growth in 2009-10.
          Public investment in 2009-10, which consists principally of building public schools, hospitals, roads, electricity transmission and distribution networks, added 5.4 percentage points to public final demand. The principal reasons for this were the NSW Government’s significant capital expenditure program and Federal infrastructure stimulus, in particular the Building the Education Revolution program, which provided Federal funds for the construction of school infrastructure.
          In the September quarter 2010, public final demand was 8.7% higher than the September quarter 2009. The majority of this growth was from government investment, which contributed 6.2 percentage points, while government consumption contributed 2.5 percentage points. Public sector demand is expected to grow modestly in 2010-11 before detracting slightly from GSP growth in 2011-12 as stimulus capital programs slow.
          Continued spending is expected in order to provide appropriate service levels. In the 2010-11 Budget, the NSW Government has also budgeted for A$62.4 billion in capital works in the years 2010-11 to 2013-14. This is planned to provide social and economic infrastructure through projects such as seven cancer care centers for NSW hospitals, additional buses and rail rolling stock and upgrading NSW’s electricity network. This investment includes A$1.2 billion from the Australian Government’s Building the Education Revolution program, A$2.4 billion for new social housing under the Australian Government’s Nation Building — Economic Stimulus Plan and A$154.3 million for new dwellings under the National Partnership Agreement on Remote Indigenous Housing. All of these initiatives are expected to assist economic growth in NSW going forward.
State Final Demand
          State Final Demand is the sum of public and private consumption and investment spending.
          NSW Final Demand growth in 2009-10 was the highest growth experienced among the states. State Final Demand in 2009-10 grew by 3.3% for NSW, compared with 3.3% for Victoria, 3.0% for South Australia, 3.1% for Western Australia and 2.1% for Australia as a whole. Declines of 1.0% and 0.8% were experienced for Tasmania and Queensland, respectively.
          In the September quarter 2010 compared to the September quarter 2009, NSW Final Demand grew by 4.9%, compared to 4.4% growth for the whole of Australia. This is an improvement from the June quarter 2010 compared to the June quarter 2009 results of growth of 4.7% and 4.1% for NSW and Australia, respectively. The 2010-11 Budget forecasts that NSW Final Demand will rise to 3.5% in 2010-11 from 3.2% in 2009-10.
Net Exports
          Net exports detracted from overall growth in 2009-10, mainly due to a strong rebound in merchandise imports. This rise reflected stronger economic growth both in NSW and nationally, as the majority of Australian imports come through NSW in the first instance. NSW exports have continued to grow despite the drought (which has affected NSW intermittently since 2002-03), a relatively small exposure to the resources boom and a higher Australian dollar exchange rate. Exports grew 1.5% in 2009-10, marking the sixth straight fiscal year of export growth. This growth was due principally to a rise in coal exports as a result of improving global economic conditions.
          NSW merchandise exports were up 4.8% in the September quarter 2010 compared to the September quarter 2009; at the same time, NSW merchandise imports were 17.5% higher than a year ago. This increase in merchandise imports is a result of improving domestic economic activity and the strength of the Australian dollar.

Main Economic Indicators — NSW and Australia

	2005-06		2006-07		2007-08		2008-09		2009-10
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Gross State Product (Year % growth, real)(1)	2.1	3.1	2.8	3.6	3.4	3.8	1.1	1.4	1.7	2.3
State Final Demand (Year % Growth, real)(1)	1.6	4.3	2.5	4.5	5.7	6.0	0.0	0.8	3.4	2.2
Employment (‘000)(2)	3,251.2	10,113.6	3,321.0	10,423.7	3,418.4	10,741.3	3,440.7	10,918.2	3,480.8	11,067.2
Employment (Year % Growth)(2)	2.0	2.9	2.1	3.1	2.9	3.0	0.7	1.6	1.2	1.4
Unemployment rate (%)(2)	5.2	5.0	5.0	4.5	4.6	4.2	5.7	4.9	5.7	5.5
Increase in consumer prices (%)(3)	3.0	3.2	2.7	2.9	3.0	3.4	3.1	3.1	2.3	2.3
AWE (ordinary time) ($, nominal)(4)	1,071.38	1,017.55	1,097.95	1,054.13	1,138.50	1,106.08	1,182.65	1,166.48	1,250.20	1,231.28
Population (Year % Growth)(5)	0.9	1.5	1.3	1.8	1.6	2.0	1.7	2.2	—	—

(1)	Source ABS 5220.0, Australian National Accounts: State Accounts, 2009-10.

(2)	Source: ABS 6202.0 Labour Force, Australia, October 2010, year average terms unless otherwise specified.

(3)	Source: ABS 6401.0 Consumer Price Index, Australia, September quarter 2010, in year average terms. The ABS publishes the CPI for capital cities only. Thus, the data for NSW relates to the CPI for Sydney and the data for Australia relates to the average of the CPI for the eight capitals of each of Australia’s states and territories.

(4)	Source: ABS 6302.0 Average Weekly Earnings, Australia, August quarter 2010. Calculated as the average of the four quarters ending May each fiscal year.

(5)	Source: ABS 3101.0 Australian Demographic Statistics, March quarter 2010.
Employment
          During 2009-10 total employment grew 1.2% compared to the previous fiscal year’s growth of 0.7%, reflecting the recovery in economic activity. At June 30, 2010, the total number of persons employed was approximately 3.5 million, or 31.3% of the Australian total.
          The NSW unemployment rate averaged 5.7% during 2009-10, compared to the national average of 5.5%. In the first five months of 2010-11, the NSW unemployment rate has averaged 5.2% in line with the national average. The unemployment rate for the State and nationally has been trending down since March 2009 as economic conditions have improved. NSW’s exposure to the global financial crisis is relatively greater than that of the other States as a greater proportion of the NSW economy was comprised of the Property & Business Services and Finance and Insurance industries.

Number of Employed (in thousands) by Industry 2006 — 2010

	For the twelve months ending August 31,
Industry(1)	2006	2007	2008	2009	2010
Agriculture, Forestry & Fishing	97.1	98.6	90.2	91.1	101.8
Mining	20.8	24.6	27.3	32.3	34.5
Manufacturing	299.3	302.6	315.0	305.2	302.6
Electricity, Gas, Water and Waste services	33.1	28.5	33.0	41.4	43.5
Construction	271.3	288.4	297.0	295.4	289.8
Wholesale Trade	134.8	135.7	131.2	131.3	140.3
Retail Trade	374.8	374.4	402.2	378.5	363.0
Accommodation, & Food services	229.3	235.0	244.7	242.2	242.4
Transport, Postal & Warehousing	169.9	179.5	194.0	189.0	188.8
Information Media & Telecommunications	93.4	95.8	82.9	86.0	81.1
Financial & Insurance services	164.0	174.6	169.6	173.5	167.6
Rental, Hiring & Real Estate services	60.9	63.7	54.9	57.0	59.0
Professional, Scientific & Technical services	260.7	256.9	274.4	275.4	297.8
Administrative & Support services	112.2	114.8	101.7	112.3	120.7
Public Administration & Safety	187.6	186.7	184.3	208.1	201.5
Education & Training	239.2	233.3	245.0	242.2	256.3
Healthcare & Social Assistance	322.7	345.1	360.1	364.4	393.4
Arts & Recreation services	50.9	51.0	56.0	60.5	55.1
Other services	136.5	136.6	154.2	145.1	146.3
Total	3258.5	3325.6	3417.6	3430.7	3485.3

(1)	Based on year average to the August quarter 2010.
Source: ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, August 2010
          Employment growth in Agriculture has been easing over the four years to 2009, partially for structural reasons as the NSW economy becomes more service-oriented, but also due to the effects of intermittent drought. The agricultural outlook has improved in 2010. Mining employment growth has been accelerating in recent years, though has recently eased to grow by 10.6% in the 12 months to August 2010. The Financial and Insurance services industry has recorded annual average employment growth of 2.5% per annum since August 2005; although in the 12 months to August 2010 it fell by 3.1% with total numbers still below pre-global financial crisis levels. Employment growth in the other professional advisory services sectors of Rental, hiring & real estate services, Professional, scientific & technical services and Administrative and support services has been positive with growth of 4.0%, 8.1% and 7.6% in the 12 months to August 2010, respectively.
Consumer Prices
          Through the year to the September quarter 2010, the Sydney CPI rose 2.6% compared to 1.3% through the year to the September quarter 2009. The CPI for the Australian Capital City average increased 2.8% and 1.3%, respectively, in the same two periods.
          The results for the year to the September quarter 2010 for Sydney were comparable with the capitals of the other States, with Melbourne’s inflation rate at 3.1%, Brisbane’s at 2.9%, Adelaide’s at 2.6% and Perth’s at 3.1%.

Income
Income Measures

		Average Weekly	Average Weekly
	Gross Income Per Capita	Earnings(1)	Earnings(1)
	(A$)	(A$)	(A$)
	2009-10	2008-09	2009-10
New South Wales	49,648	1,182.65	1,250.20
Victoria	47,928	1,142.85	1,197.80
Queensland	45,308	1,139.88	1,213.53
South Australia	45,208	1,099.30	1,129.83
Western Australia	53,899	1,255.15	1,339.45
Tasmania	44,306	987.83	1,063.20
Australia	48,774	1,166.48	1,231.28

(1)	Does not include overtime or bonuses.
Source: ABS 5220.0, Australian National Accounts: State Accounts, 2009-10 and ABS 6302.0, Average Weekly Earnings, Australia, August 2010. Average weekly earnings for 2008-09 are calculated as the average of the four quarters ended May 2009, and for 2009-10 they are calculated as the average of the four quarters ended May 2010.
          NSW’s per capita income fell by 0.4% in 2009-10 (latest data available) and for the 2009-10 fiscal year average weekly earnings increased 5.7%, in annual average terms. Over the same periods, Australia’s per capita income remained unchanged while average weekly earnings rose 5.6%. The weaker per capita income results for NSW are a result of slower economic growth compared to the national average. Furthermore, slower economic conditions in NSW have led to lower labor demand and lower average weekly earnings growth when compared to the national average.
          Over the last five years, NSW annual per capita income growth has averaged 4.1% per annum. After slowing to 5.4% growth in 2007-08, per capita income growth eased further to 3.7% growth in 2008-09 and then declined 0.4% in 2009-10 due to the economic slowdown and lingering low wage growth from 2008-09 persisting into 2009-10.
Population
          As at March 31, 2010 (latest available), the NSW population totaled approximately 7.2 million, or 32% of Australia’s population. This compares to approximately 25% for Victoria, approximately 20% for Queensland and approximately 10% for Western Australia.
          NSW’s annual population growth reached a low of approximately 0.5% in the June quarter 2004 and has been steadily increasing since then, reaching approximately 1.6% annual growth for the March quarter 2010. For the corresponding periods, the Australian population grew by approximately 1.2% and 1.8%, respectively.
          Of all the Australian States, NSW has historically received the most migrants from overseas and lost the most people to interstate migration. This has particularly been the case until the global financial crisis, as the opportunities presented by the resources boom induced people to relocate from NSW to the resource-rich States of Queensland and Western Australia. Whether this trend will change in future depends on the relative attractiveness of NSW compared to other states. This attractiveness is dependant on employment opportunities and housing affordability among other factors.

     Economic Strategy
          In general, there is little that Australian state governments can do to affect macroeconomic policy in Australia. To a large extent, the States’ economic cycles are determined by monetary policy through the RBA, Australian Government fiscal policy, international demand for Australian goods and services and the Australian dollar exchange rate.
          The primary functions of Australian state governments are to (i) provide public services, such as education, health and transport, (ii) regulate private sector activity through the passage of laws, and (iii) levy taxes and charges so that the state government can carry out its functions. Ensuring that the NSW Government performs these functions well is essential for the smooth running of the NSW economy. To this end the NSW Government has set out its economic goals and priorities in its 2010 “NSW State Plan: Investing in a Better Future".
          The broad economic goals of the NSW Government are to create a more business-friendly environment in NSW and to strengthen NSW’s rural and regional economies. In order to achieve these goals, the NSW Government has established the following priorities:
•	Transport & liveable cities, which seeks to improve the public transport system and the road network, maintain road infrastructure and improve road safety, increase walking and cycling, increase the percentage of the population living within 30 minutes by public transport of a city or major centre in metropolitan Sydney, grow cities and centres as functional and attractive places to live, work and visit and improve housing affordability;

•	Supporting business & jobs, which seeks to maintain and invest in infrastructure, increase business investment and support jobs, speed up planning decisions, drive innovation to grow productivity, eliminate unnecessary rules and regulations, maintain the AAA credit rating of NSW and ensure reliable electricity supply;

•	Clever State, which seeks to increase the proportion of children ready for school by the time they are of age, improve student performance, encourage students to achieve higher qualifications, improve access to jobs and training and increase access to knowledge and skills in partnership with universities;

•	Healthy communities, which seeks to improve and maintain access to quality healthcare in the face of increasing demand, improve survival rates and quality of life for people with potentially fatal or chronic illness, promote healthy lifestyles, reduce preventable hospital admissions and improve outcomes in mental health;

•	Green State, which seeks to address climate change, develop a clean energy future, secure sustainable supplies of water and encourage more efficient use of water resources, protect native vegetation, biodiversity, land rivers and coastal waterways, improve air quality and reduce waste;

•	Stronger communities, which seeks to improve child wellbeing, health and safety, strengthen Aboriginal communities, support people with disabilities, reduce homelessness, increase volunteering, increase the number of visits to State parks, increase participation in recreational and sporting activities and increase participation in the arts and cultural activity; and

•	Keeping people safe, which seeks to reduce rates of crime, particularly violent crime, reduce levels of anti-social behavior, reduce re-offending and improve the efficiency of the court system.
     Key Fiscal Aggregates
          “Key Fiscal Aggregates” are some of the more important items within the budget accounts which would interest investors and others analyzing the accounts.
          To carry out its functions, the NSW Government collects revenues from a variety of sources. The most significant of these are General Purpose Payments made by the Australian Government to the States and

Territories. These payments are based on collections of the Goods and Services Tax (“GST”), which is a broad-based value added tax levied by the Australian Government on most goods and services consumed in Australia. The GST applies at a uniform rate of 10%. Other revenue sources for the NSW Government include payroll tax, purchaser transfer duty, land tax, mining royalties and Specific Purpose Payments. Specific Purpose Payments are payments made by the Australian Government to the States and Territories for particular policy areas. They differ from General Purpose Payments in that the States and Territories can spend General Purpose Payments as they see fit. See “Financial Relationship with the Commonwealth of Australia — Specific Purpose Payments” for more details.
          The bulk of NSW Government expenses relate to employee costs (wages, leave expenses, superannuation) and other operating costs incurred in day to day service provision.
          As the NSW Government is mainly responsible for service provision, expenses tend to exhibit steady growth over time and are essentially driven by demographic factors. Conversely, revenues are more cyclical in nature and tend to fluctuate more depending on the prevailing economic environment (see “New South Wales Government Finances — Structural and Cyclical Budget Impacts”).
          The table below shows both revenues and expenses for the General Government sector since 2006-07. In the 2008-09 Budget, a new accounting standard (AASB 1049) was adopted for the first time. This meant that road grants from the Australian Government previously accounted for in the fiscal year the related capital spending was incurred are now accounted for in the year the grants were received. This improved the 2005-06 Budget outcome by A$952 million (the year the grant was received) and detracted from the budget outcomes of 2006-07 and 2007-08 by A$54 million and A$336 million, respectively, and detracted from the budget outcomes of 2008-09 and 2009-10 by A$469 million and A$93 million, respectively.
Key Fiscal Aggregates(1)

	Actual	Actual	Actual	Actual	Budget
	2006-07	2007-08	2008-09	2009-10	2010-11
			(A$ million)
General Government Sector

Total Revenues — of which:	44,694	47,431	49,663	56,333	57,669
Taxation	17,697	18,554	17,855	19,129	20,194
Grant Revenue
- Commonwealth — general purpose	10,938	11,942	11,974	13,419	14,827
- Commonwealth — specific purpose	6,813	7,586	6,573	6,554	6,817
- Commonwealth — National Partnerships	—	—	3,145	6,367	4,456
- Other grants and contributions	453	559	617	643	641
Sale of goods and services	3,306	3,663	4,048	4,327	4,584
Interest income	1,314	454	415	316	325
Dividends and income tax equivalent income from other sectors	1,922	2,320	2,024	2,322	2,052
Fines, regulatory fees and other revenue	2,251	2,353	3,012	3,256	3,774

Total Expenses — of which:	43,899	46,496	50,525	55,339	56,896
Employee expenses	18,884	20,517	22,080	23,073	24,693
Superannuation expenses
- Superannuation interest cost	749	477	705	951	867
- Other superannuation expenses	1,822	1,899	1,955	2,120	2,206
Depreciation and amortization	2,308	2,467	2,614	2,769	3,045
Interest expenses	1,257	1,300	1,505	1,653	1,953
Other property expenses	2	—	1	1	1
Other operating expenses(2)	9,424	10,220	10,969	11,588	12,481

	Actual	Actual	Actual	Actual	Budget
	2006-07	2007-08	2008-09	2009-10	2010-11
			(A$ million)
Grant expenses
- Current grants and subsidies	6,615	7,347	7,697	7,987	8,605
- Capital grants	2,838	2,269	2,999	5,197	3,045

Net Operating Balance	795	935	(862)	994	773

Cash surplus/(deficit)(3)	(2,013)	(572)	(1,324)	1,987	(1,785)
Purchases of non-financial Assets(4)	4,164	4,419	4,853	7,033	7,138
Net Worth	136,627	151,351	140,614	151,363	152,299

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard, where practicable. However, where some historic dissections have not been available, the financial information has been reported on a best available basis.

(2)	Includes Treasurer’s Advance of $300 million per annum from 2010-11. This is an allowance for contingencies such as those associated with natural disasters and the costs of policy responses that may be required in the budget year.

(3)	This is the underlying cash balance (net of deposits to the Liability Management Fund).

(4)	Does not include assets acquired through finance leases.
          The NSW Government is also undertaking an extensive capital expenditure program. Capital expenditure in 2010-11 is expected to reach A$16.7 billion (which includes projects funded by the Australian Government), a slight increase on 2009-10’s capital expenditure of A$16.3 billion. In the 2010-11 Budget, in the four years to 2013-14 capital expenditure is expected to reach a cumulative total of A$62.4 billion. See “New South Wales Government Finances — Capital Program” for more detail.
          The Budget Papers contain the NSW Government’s capital expenditure plans for the upcoming four fiscal years. Additionally, the NSW Government publishes the State Infrastructure Strategy every two years, which outlines the NSW Government’s proposed infrastructure program for the following 10 years. The latest State Infrastructure Strategy was released in 2008, and covers the period 2008-09 to 2017-18, with the next issue due to be updated and published in 2010-11. The State Infrastructure Strategy also provides the link between the infrastructure plans in the four forward years of each Budget, the State Plan, and the NSW Government’s 25-year metropolitan and regional strategies.
          While the State Infrastructure Strategy is published every two years, it is reviewed by the Budget Sub-Committee of Cabinet annually as part of its development. Final approval for projects remains part of the annual budget process.
          The continual review of the program ensures that there is adequate flexibility in the event that priorities need to change or there are other unforeseen circumstances. An example of this occurred in 2008 when the NSW Parliament did not pass legislation to allow the electricity generators and retailers to be transferred to the private sector. This meant that capital spending the NSW Government originally expected to avoid would now have to be undertaken. A revised State Infrastructure Strategy was released in November 2008 in which the scope of capital works was reprioritized to accommodate the new circumstances without exceeding funding limits.

     Economic Structure
          In 2009-10, services industries6 accounted for approximately 66% of NSW total output and approximately 79% of NSW’s total employment (excluding the “Ownership of Dwellings” category, which refers to the actual and imputed rents earned by property investors and owner-occupiers and does not have any associated employment), with Property & Business Services and Finance & Insurance Services contributing the largest proportions. Other major NSW industries include Manufacturing, Construction and Retail Trade, while in the last five years Communication Services has averaged the greatest annual percentage growth in output of any NSW industry.
          Furthermore, despite its small overall share of output and employment, Agriculture remains a vital industry to the NSW economy. The Murray-Darling Basin, the majority of which lies within NSW, was estimated to have produced almost 40% of Australian agricultural output during 2005-06 (the latest fiscal year for which data is available).
          The table below shows the share of total NSW and Australian output and employment by industry in 2009-10. Output for NSW is only available up to the end of 2009-10. Employment data in the table is also provided to the end of 2009-10 to provide a clear comparison between output and employment. In the industry discussion which follows, updated employment numbers for the twelve months ended August 2010 are used.

[6]	The ANZSIC 2006 industries which are considered “service” industries are: Electricity, gas, water & waste services, Wholesale Trade, Retail Trade, Accommodation & Food services, Transport, Postal & Warehousing, Information Media & Telecommunications, Financial & Insurance services, Rental, Hiring & Real Estate services, Professional, Scientific & Technical services, Administrative & Support services, Public Administration & Safety, Education & Training, Healthcare & Social Assistance, Arts & Recreation services and Other services.

Industry Output and Employment, 2009-10

	Output			Employment(1)

	Value(2)		Share of			Share of
Industry	(A$ million)	Share of NSW	National	Number (000)	Share of NSW	National

Agriculture, Forestry & Fishing	5,077.0	1.3%	18.5%	97.5	2.8%	26.4%
Mining	14,535.0	3.6%	12.0%	33.6	1.0%	19.4%
Manufacturing	35,290.0	8.8%	31.8%	306.1	8.8%	30.4%
Electricity, Gas, Water & Waste services	7,932.0	2.0%	30.6%	40.4	1.2%	30.5%
Construction	23,897.0	5.9%	26.4%	292.6	8.5%	29.1%
Wholesale Trade	18,351.0	4.6%	32.2%	138.7	4.0%	32.7%
Retail Trade	16,439.0	4.1%	30.0%	365.2	10.5%	30.5%
Accommodation & Food services	9,873.0	2.5%	37.9%	248.8	7.2%	33.0%
Transport, Postal & Warehousing	19,496.0	4.9%	31.8%	184.8	5.3%	31.9%
Information Media & Telecommunications	15,978.0	4.0%	41.0%	82.8	2.4%	38.5%
Financial & Insurance services	60,242.0	15.0%	45.6%	168.9	4.9%	42.0%
Rental, Hiring and Real Estate services	11,130.0	2.8%	32.8%	58.1	1.7%	31.3%
Professional, Scientific & Technical services	28,634.0	7.1%	36.8%	288.9	8.3%	34.6%
Administrative & Support Services	10,355.0	2.6%	35.2%	115.2	3.3%	30.8%
Public Administration & Safety	17,826.0	4.4%	29.0%	203.8	5.9%	30.0%
Education & Training	16,342.0	4.1%	31.3%	249.8	7.2%	30.1%
Healthcare & Social Assistance	21,428.0	5.3%	29.3%	385.0	11.1%	31.6%
Arts & Recreation services	3,460.0	0.9%	35.3%	56.9	1.6%	28.8%
Other services	6,622.0	1.6%	31.9%	144.8	4.2%	31.9%
Ownership of Dwellings	31,730.0	7.9%	33.6%	—	—	—
Total	401,716.0 (3)	100.0%	31.3%	3,461.9	100.0%	31.4%

(1)	Based on year average to May 30, 2010.

(2)	In constant 2008-09 dollars.

(3)	Components will not add to total as the value of taxes, subsidies and the statistical discrepancy have been omitted.
Source: ABS 5220.0, Australian National Accounts: State Accounts, 2009-10, and ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, August 2010.
Property & Business Services
          Property & Business Services is an amalgam of the Rental, Hiring & Real estate services, Administrative & Support services and Professional, Scientific & Technical services industries. In terms of output share, the Property & Business services sector is NSW’s second largest industry. In 2009-10 the group made up 12.5% of NSW output and contributed 33.2% to the national industry total. NSW, in particular Sydney, is regarded as the business and financial center of Australia, being home to:
•	81% of Asia Pacific finance and insurance regional offices;
•	81% of the headquarters of Australia’s domestic and foreign banks;
•	76% of all information and communications technologies regional headquarters;
•	75% of the headquarters of multinational pharmaceutical companies;
•	73% of property and business services regional offices; and
•	48% of the top 500 companies, on a revenue basis, in Australia.;
          Activity in the property sector was slower following the end of the housing boom in late-2003. This situation was aggravated by the effects of the global financial crisis and economic downturn, especially as job security becomes more of a concern.
          Through 2008-09 to 2009-10, the Australian and NSW Governments announced measures designed to stimulate the property market. The Australian Government increased spending on First Home Owner Grants, from the original A$7,000 to A$14,000 and up to A$21,000 if a newly built home was bought. The NSW Government is also offering an additional A$3,000 to those first home buyers who buy a newly built home, while halving the transfer duty payable on newly built homes valued under A$600,000 for non first home buyers. The state measures and the Australian Government’s First Home Owner Boost were concluded by the end of June 2010. In the 2010-11 Budget, the NSW Government announced a two year housing supply strategy to boost housing construction and support the housing recovery. At the same time in 2008-09, the RBA cut interest rates from 7.25% in August 2008 to 3.00% in July 2009. The RBA has since increased interest rates, moving the cash rate from a low of 3.0% to 4.75% after its November 2010 meeting. While the rate remains relatively low in historical terms, mortgage rates are now back to slightly above the average levels of the last decade.
          It remains to be seen if the recently announced measures will have an overall positive impact on housing demand going forward. In the 12 months to August 2010, about 477,000 people were employed in this sector on average, an increase of 7.4% on the 12 months to August 2009.

Financial and Insurance Services
          The Financial and Insurance services industry is a key NSW industry whose importance in terms of both employment and output has grown over the last 18 years. In 1992-93 (the start of the latest economic expansion) output share was 11.2% compared to 15.0% in 2009-10, and is now NSW’s largest industry. Employment in the Finance and Insurance industry in NSW grew at an average rate of 2.3% per year over the last five years to May 2010. As the table above shows, in 2009-10 it comprised almost 46% of Australia’s Finance and Insurance output and about 42% of Australia’s Finance and Insurance employment.
          Major government and financial institutions, such as the RBA, Australian Securities Exchange and Australian Financial Markets Association, are all located in Sydney.
          The banking, equities, managed funds, foreign exchange and futures sectors are all represented within the Finance and Insurance industry. The industry is aided by Australia’s regulatory environment and reputation for relative financial stability and solvency.
          The global financial crisis has had a negative impact on this sector, with some of these effects visible. During the 12 months to August 2010, employment in this industry averaged about 168,000 people, which was 3.4% lower than a year ago. During the 2009 calendar year the Finance and Insurance industry showed a distinct downward trend in employment levels.
Manufacturing
          Manufacturing is another important industry to the NSW economy. In 2009-10, it constituted 8.8% of total NSW output and 31.8% of Australian total manufacturing output. It is a major export earner, contributing about 25% to NSW’s total exports, with major export partners including the United States, Japan, New Zealand and China. Among NSW’s top exports are medicinal and pharmaceutical products, office machines and computing equipment, and professional, scientific and controlling instruments. More detail about manufactured exports is provided below under “— Trade”.
          In the last two to three years, the NSW manufacturing sector has been adversely affected by the relatively high Australian dollar exchange rate driven principally by the global commodities boom. NSW manufacturing’s international competitiveness was expected to improve as the exchange rate fell from its July 2008 highs (where it reached about US$0.98); although since early-February 2009 the exchange rate has been steadily rising (the Australian dollar exchange rate has averaged US$0.72 since its float in December 1983). In late-2010, the Australian dollar has traded around parity with the U.S. dollar, and while it remains at these historically high levels it is likely to restrain growth in the NSW manufacturing sector going forward.
          In 2006-07 (the latest year for which data is available), three subsectors accounted for almost 40% of NSW’s total manufacturing sales and service. These were food products (17.0%), primary metal and metal products (11.9%) and machinery and equipment (10.9%). Overall, NSW’s manufacturing output growth was flat in 2006-07 compared to 2005-06.
          Manufacturing’s share of NSW employment has fallen consistently, from averaging 13.3% in the 12 months to August 1997 (the peak of Manufacturing’s share of NSW employment) to averaging 8.7% in the 12 months to August 2010. This decline is primarily due to a structural shift as the NSW economy moves more towards services and away from manufacturing — a pattern that is also noticeable for the Agriculture sector. During the 12 months to August 2010 there were about 303,000 people employed in Manufacturing on average, 0.8% lower than a year ago. This industry also displayed a downward trend in employment through the 2008 calendar year and into early-2009, with modest gains late in 2009 though resuming a downward trend into 2010.

NSW Manufacturing Sales and Services Income Generated(1)

						Annual
						Average
						Change
Manufacturing	2002-03	2003-04	2004-05	2005-06	2006-07	(%)
Sub-sectors	(A$ million)

Food, beverage and tobacco	22,423	22,660	22,714	23,611	25,074	2.8
Textile, clothing, footwear and leather	3,391	3,278	3,044	2,894	3,276	-0.9
Wood and paper product	5,762	5,782	5,854	5,990	6,468	2.9
Printing, publishing and recorded media(2)	9,138	8,976	10,075	10,062	4,068	-18.3
Petroleum, coal, chemical and associated product and Other Manufacturing	20,998	22,123	24,554	28,150	30,841	10.1
Non-metallic mineral product	4,135	4,364	4,411	4,335	4,139	0.0
Metal product	16,783	16,726	19,110	19,074	20,720	5.4
Machinery and equipment	15,012	15,433	15,787	17,371	16,856	2.9
Total	97,642	99,342	105,549	111,487	111,442	3.4

Source:	ABS 8221.0, Manufacturing Industry, Australia, 2006-07.
(1)	For 2006-07, the ABS does not publish sales and service income for the petroleum and coal manufacturing sub-sector, but rather appears under “Other Manufacturing” (which also includes furniture manufacturing). To ensure consistency across years, “other” manufacturing has been added to the petroleum, coal, chemical and associated product sub-category.
(2)	The significant drop between 2005-06 and 2006-07 is due to the ABS changing its system of industry classification. As a result, a number of sectors that previously were included in the “Printing, publishing and recorded media” category have now been transferred from the manufacturing industry to the information and communications technology industry.
Construction
          Construction constituted about 5.9% of NSW total output in 2009-10. In the 12 months to August 2010, there were, on average, 290,000 people, or 8.3% of total NSW, employed working in the construction sector. In previous years, growth in construction had been driven by non-residential construction. However in the calendar year 2010 dwelling construction activity has been rising due to various state and Federal government stimulus measures and low interest rates. Influenced by these stimulus measures the number of NSW dwelling construction approvals reached a peak in early-2010, and have been trending down since.

Non-Dwelling Construction(1) and Dwelling Construction(2) — Percentage
Shares of NSW Total Construction

As at June 30,
	2005	2006	2007	2008	2009	2010

Non-Dwelling Construction	39.8	45.3	46.7	49.9	50.6	48.5
Dwelling Construction	60.2	54.7	53.3	50.1	49.4	51.5
Total Construction	100.0	100.0	100.0	100.0	100.0	100.0

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2009-10.
(1)	Non-residential Construction includes building (e.g., shopping centers) and engineering (e.g., roads) construction.
(2)	Dwelling Construction includes new dwellings and alterations and additions (e.g., extensions).
          Sydney house price growth rose strongly through 2009-10 with growth peaking at 19.5% through the year to March quarter 2010. Since then growth has eased to a more modest 11.0% through the year to September quarter 2010. The RBA’s reductions in interest rates in 2008 and 2009 resulted in improved housing affordability in 2009 and into 2010. Similarly, population growth in NSW has accelerated since mid-2004, resulting in a tight housing rental market. These factors are expected to support housing demand over the next few years which should also lead to improvements in dwelling construction activity. The RBA has removed the emergency monetary stimulus, and currently the official cash rate is 4.75%. It is likely that interest rates will move higher as economic growth accelerates. Future interest rate rises pose a risk to the recovery in dwelling construction going forward as they would exacerbate affordability concerns.
          Compared to the June quarter 2009, non-residential construction was lower in the June quarter 2010, with both engineering construction work (e.g., roads, bridges, mines) and building construction (e.g., shopping centers, office blocks) contributing to the negative result. In the September quarter 2010, however, non-residential construction rebounded to strong positive growth, with both components contributing positively. Total new non-residential construction was up 3.3% in annual growth terms; with engineering construction contributing 0.7 percentage points to that figure and building construction adding 4.2 percentage points to that figure (net purchases of second-hand assets from the public sector reduced the result by 1.6. percentage points). Non-dwelling construction is expected to be modest in 2010-11 and improve into the 2011-12 fiscal year.
Retail Trade
          In the 12 months to August 2010, the retail trade industry employed, on average, 10.5% of the NSW workforce, making it NSW’s second-largest employing industry behind Healthcare and Social assistance. The number of employed was 4.1% lower than the 12 months to August 2009, reflecting the fact that during much of 2009-10 consumers remained cautious about spending which negatively impacted retail activity. Over 48% of those working in retail were part-time workers, the second-highest proportion behind the accommodation, cafes and restaurants industry (about 55%). By 2005-06 (the latest year for which data is available); there were more than 53,000 retail businesses in NSW7.
          In terms of output, the retail trade industry contributed just over 4.0% to NSW total output in 2009-10. Over the last five years to 2009-10, retail industry output has grown on average by 2.4% per year. During the 2008 calendar year, retail turnover declined with growth in retail turnover contracting in the months from August

[7]	Source: ABS 8622.0, Retail and Wholesale Industries, Australia, 2005-06.

2008 to November 2008. This partly reflects the higher interest rate sensitivity of NSW’s consumers as compared to the rest of Australia due to the combination of relatively higher house prices and the effects of the RBA’s tighter monetary policy stance early in 2008. It also reflects the impact of the global financial crisis and economic downturn on consumer confidence and spending.
          After easing throughout most of 2008, March quarter 2009 NSW retail sales volumes rose 2.7% on the previous quarter and a further 2.1% in the June quarter 2009 before declining 0.2% in the September quarter 20098. These movements were partly due to the Australian Government’s second stimulus package (announced in October 2008), which consisted of a cash payment to most Australian taxpayers of up to A$900, paid between March and May 2009. In year average terms retail turnover rose 4.1% in the four quarters to September 2010 compared to the four quarters to September 2009. This was due to an improvement in consumer sentiment in the latter half of 2009, lower gasoline prices, and interest rate cuts raising household disposable income. Recent strengthening in the labor market has alleviated some job security concerns, which has raised willingness to spend. Rising employment and the strong Australian dollar should provide further support to consumer spending.
          In the September quarter 2010, the largest proportion of retail turnover was concentrated in food retailing (about 39.4% ). This was followed by household goods (principally furnishings, appliances and hardware — 17.5% ), ‘other’ retailing (which includes pharmaceutical and recreational goods — 12.4%), cafes, restaurants and takeaway food (14.0%) and clothing, footwear and personal accessories (principally footwear, textiles and other soft goods — 8.8%)9.
Wholesale Trade
          Wholesale trade employed on average 140,000 people, or 4.0% of the NSW workforce, in the 12 months to August 2010, a 6.9% increase on the average level of employed in the 12 months to August 2009. In 2005-06 (the latest year for which data is available); there were over 31,000 wholesale businesses in NSW10.
          Of these businesses, 31% were undertaking “other goods” wholesaling activities (e.g., textiles, clothing, household appliances, toiletries, books and magazines, etc.), 21% were wholesalers of basic materials (e.g., farm produce, chemicals and building supplies) and 20% were wholesalers of machinery and equipment (e.g., farm and construction machinery, computers, electrical equipment, etc.).
          In 2005-06 (latest data available), the wholesale trade industry generated $121.9 billion in sales, with machinery and equipment generating the largest percentage (29%), followed by basic material wholesaling (24%) and “other goods” (20%).
          Since a trough in 2003-04, wholesale trade industry output has grown by an annual average of 2.4%, making up 4.6% of total NSW output in 2009-10. Wholesale trade’s output share has been declining steadily however, as it made up 5.8% of total NSW output in 1989-90 (earliest data available).
          Given the make-up of wholesale trade and its position in the supply chain (a supplier of intermediate goods and inputs), the recovery in economic activity and demand is expected to also have positive flow on effects on this sector.

[8]	Source: ABS 8501.0, Retail Trade, Australia, October 2010.

[9]	Source: ABS 8501.0, Retail Trade, Australia, October 2010.

[10]	Source: ABS 8622.0, Retail and Wholesale Industries, Australia, 2005-06.

Tourism
          While Tourism is an amalgam of a number of industries, such as transport, retail and accommodation, cafes and restaurants, it is an important industry in its own right for NSW, employing approximately 4.8% of the NSW workforce in 2007-08. Generally, an industry is defined by the goods and services it produces. In the case of tourism, it is defined by the purchaser of goods and services (i.e., if they are bought by national/international visitors). For example, while the transport industry provides transportation services, those services bought by visitors will make up a part of the tourism industry. In the year to the June quarter 2010, NSW received nearly 2.8 million international visitors and nearly 22.9 million domestic visitors. For both international and domestic visitors the main reason for visiting was for a “holiday or leisure”, followed by “visiting friends and relatives”. International visitors also named “business” as another major reason for coming to NSW.
          Tourism appears to be recovering in the wake of the global financial crisis and economic downturn. Through the year to the June quarter 2010 domestic visitors to NSW rose 1.5% and international visitors rose 2.6% compared to the year to the June quarter 2009. Like other NSW exports, tourism is expected to be adversely affected by the recent strength of the Australian dollar, although firm global growth should provide some offset. Tourism is also more of a discretionary good, meaning that consumers are likely to cut back consumption on tourism before they cut back on other, more necessary purchases.
Transport, Postal and Warehousing
          Sydney Airport handles the bulk of Australia’s international air transport movements. In fiscal year 2009-10 just under 43.4% of international travelers traveling through Australia came through Sydney Airport, more than the Melbourne (21.4%) and Brisbane (16.2%) airports combined. During 2009-10 (latest available), over the same period Sydney Airport handled 49.7% of all air freight transported into and out of Australia.
          Newcastle Port is the largest coal export port in the world in terms of mass tonnage moved, having moved 97.1 million mass metric tons of coal in 2009-10 (latest available), compared to 90.5 million mass metric tons in 2008-09 and 88.8 million mass metric tons in 2007-08. Port Kembla Port is a multifunctional port, which recently underwent significant expansion as part of the NSW Government’s Ports Growth Plan. The expansion has enabled the port to handle bulk, general and break-bulk cargo containers and cars. Currently, major exports from Port Kembla include coal and coke, grain and steel products. In 2009-10, Port Kembla’s throughput (exports and imports) was 31.0 million revenue metric tons, compared to 26.4 million revenue metric tons in 2008-09 and 27.3 million revenue metric tons in 2007-08. There are two different measures for cargo. A “revenue metric ton” is the measure port authorities based their charging on while a “mass metric ton” is the physical weight of the commodity.
          Port Botany is also being expanded under the Ports Growth Plan to cater for anticipated growth in freight traffic. In 2009-10 (latest available) Port Botany handled 1.93 million Twenty-foot Equivalent Units (“TEUs”), up from its 2008-09 result of 1.78 million TEUs, a significant improvement on the 2007-08 result which saw port through-put remain unchanged due to the impact of the global economic downturn on trade activity. One TEU represents the cargo capacity of a standard shipping container 20 feet long, 8 feet wide and 8.5 feet high. In 2007-08, the main commodities to be exported from Port Botany were chemicals, machinery and transport equipment, miscellaneous manufactured articles, cereals and paper and paper products.
          The NSW ports are connected to an extensive network of rail and road infrastructure allowing for the transportation of goods within NSW, across Australia and internationally. In order to ensure that this ease of transportation is maintained, the NSW Government is investing in an Intermodal Logistics Centre (“ILC”) in Enfield, a suburb of Sydney. This ILC will form part of a network of existing and planned intermodal terminal facilities in Sydney and is projected to service around a quarter of the total intermodal demand per year.
          The NSW road network covers approximately 184,900 kilometers and is being expanded and upgraded to retain its safety and viability. Current major road projects include continued expansion of the Pacific

Highway (which links Sydney to Brisbane) and the upgrading and expansion of the Hume Highway (which links Sydney to Melbourne via Canberra).
          The transport, postal and warehousing industry’s share of NSW output has been fairly steady since 1989-90 (earliest data available), averaging about 4.9% per annum to 2009-10. Since 2006-07, growth in the industry has accelerated as a result of the commodities boom; though fell in 2008-09 due to the economic slowdown. In 2009-10, transport, postal and warehousing output rebounded to rise by 2.5% and made up 4.9% of total NSW output. During the 12 months to August 2010, transport and storage employed roughly 189,000 people on average, unchanged on the previous year’s levels. Employment growth eased through the 2008-09 fiscal year, as levels retreated from all time highs (reached in the four quarters to May quarter 2008) due to the commodities boom. Employment in this sector has improved modestly in the first half of 2010.
          Given the recovery in global economic activity, it is expected that activity in this industry will pickup. As global trade improves there will be more importing and exporting. Domestically, rising activity in the commodity states of Queensland and Western Australia will lead to more demand for transport services to interstate destinations.
Education and Training
          The education system in NSW caters to students from pre-school to post-graduate studies with education services being provided by both the private and public sectors. The government sector provides the bulk of services. The NSW Government is responsible for pre-schools, primary, secondary and trades education while the Australian Government is responsible for the universities.
          In NSW in the 2009 calendar year (the latest calendar year for which data is available); there were approximately 2,235 public schools (from pre-school to secondary) with over 736,600 enrolled students, compared to just over 900 private schools. There were also over 130 Technical and Further Education (“TAFE”) campuses. All together, there were over 96,200 full time equivalent teachers and support staff working within the public education system.
          There are also 12 universities within NSW (including Australian Catholic University, which operates across a number of Australian states) with approximately 343,240 students and over 31,397 full time equivalent staff in the calendar year 2009. Although universities are constituted under State law, they are mainly funded and administered by the Australian Government.
          On average over the last five years, the Education and training sector has grown by an annual average of 1.6% per annum while the industry’s share of total NSW output has remained largely unchanged, declining slightly from 4.2% in 2004-05 to 4.1% in 2009-10.
          Education is primarily driven by demographic factors, thus the global financial crisis and economic downturn has not had a significant impact on this sector, especially in the primary and secondary schooling levels. Anecdotal evidence suggests however, that there is a shift emerging from private schools to public schools as private school fees become increasingly unaffordable.
          The tertiary sector may suffer somewhat as slower global conditions in some overseas countries and tighter student visa conditions may mean fewer international students.
Healthcare and Social Assistance
          Federal law provides that all Australian citizens have access to universal health care through the system known as “Medicare”. This is the national health insurance program which provides access to a doctor of choice for out-of-hospital care, free public hospital care and for specified optical and dental services. While the hospital systems are predominantly operated by the State Governments, the system of doctors, specialists and nursing homes is mainly the responsibility of the Australian Government as stipulated under the National Health Act 1953 (Cth).
          The National Health Act states that the Australian Government is responsible for providing diagnostic and therapeutic services for medical practitioners and hospitals, and for patients of medical practitioners or hospitals. The Australian Government is also responsible for providing anything incidental to the diagnostic and therapeutic services. As such, the Australian Government sets the rates at which doctors ought to charge patients for various medical services and pays doctors for providing these services. The Australian Government is also responsible for administering the Pharmaceutical Benefits Scheme (“PBS”) which provides subsidized prescription medicine to all Australian residents and eligible overseas visitors.
          In NSW, the main provider of health and community services is the NSW Government. The Department of Health is the largest agency in terms of State Budget funding per annum, while the Department of Community Services and the Department of Ageing, Disability and Home Care are both also among the top 10 agencies in terms of State Budget funding per annum.
          During the 12 months to August 2010, there were about 393,000 people employed in the healthcare and social assistance industry in NSW, an increase of 7.9% since the 12 months to August 2009. Currently there are over 220 public hospitals, 89 private hospitals and more than 500 community, family and children’s centers across the State.
          Since its trough in 1999-00, this sector’s share of total NSW output has grown from 4.4% share to 5.3% share in 2009-10. In the last five fiscal years, annual growth in output averaged 4.2% per annum, driven largely by the ageing of the NSW population and other demographic factors.
Ownership of Dwellings
          This industry covers both owner-occupier and investor properties. The “output” generated by this industry is the actual rent accruing to owners of investment properties and the imputed rent earned by owner-occupiers (i.e., the rent owner-occupiers would have earned had they leased their property out). There is no labor associated with this industry.
          This industry made up 7.9% of total output in 2009-10, having risen from its 1989-90 share of 7.1%. It recorded strong annual growth between the mid-1990s through to the mid-2000s consistent with the housing boom experienced by NSW during this time. In the last five years to 2009-10, annual growth has averaged 2.5% per year; although, growth has been easing since 2004-05 as the property sector slowed. However, growth in 2009-10 picked up to be 2.6% higher in 2008-09. This compares to 2.2% growth in 2008-09 over 2007-08.
Public Administration and Safety
          This category includes public servants at Federal, State and Local levels (excluding teachers and public sector health care workers). During the 12 months to August 2010, this industry made up 5.8% of total NSW employment, or around 202,000 people. Total employment in this industry fell by 3.1% compared to a year earlier. Over the last five years, employment growth has averaged 3.3% per annum.
          Public Administration and Safety’s share of total NSW output has been declining, from a peak of 5.2% in 1992-93 to 4.4% in 2009-10. Over the last five fiscal years, output growth has averaged 3.5% per annum, with 1.4% growth in 2009-10. However annual growth in this industry appears volatile, for instance in the years 2006-07 to 2009-10, output grew by rates of 3.7%, 1.4%, 6.8% and 1.4% (in chronological order).

Mining
          Mining’s output share in 2009-10 was 3.6%, in line with its historical average of 3.7% (going back to 1989-90 — the earliest data available). In 2009-10, output grew by 3.8%, compared to annual average growth of 2.4% per annum over the last five fiscal years. Given mining’s relatively small share of the NSW economy, NSW has not experienced the effects of the recent commodities boom to the same extent as resource-rich States like Queensland and Western Australia.
          Employment grew by 6.7% in the 12 months to August 2010 in average annual terms, although this represents an absolute increase of only about 2,000 positions. Over the five years to August 2010, employment in this sector grew by an annual average of 10.6%.
          The global economic recovery is expected to have a positive impact on the mining sector. NSW’s main mining export is coal and its main destination is Japan. The moderate recovery in the Japanese economic activity is expected to flow through to coal exports, leading to improved volumes, as will increased demand from China and India.
          Consistent with this, the Australian Bureau of Agricultural Resource Economics and Sciences (“ABARES”) in their September quarter 2010 Australian Commodities report forecast contract prices for 2010 to be 39.2% above those in 2009. Furthermore the Newcastle thermal coal spot price in the first eight months of 2010 averaged around US$96 per metric ton11.
Information Media and Telecommunications
          In 2009-10, this sector (which includes telecommunications, internet providers and library and information services, among others), made up 4.0% of total NSW output. Nevertheless, it has been one of the fastest growing sectors of NSW, with its output share consistently expanding since 1996-97. From 1992-93 until the 2001 technology stock market crash, this industry grew at an average annual rate of 6.9%. In the last five years to 2009-10, it has grown at an average annual rate of 3.7%.
          The industry was also negatively affected by the economic downturn, with growth in 2008-09 and 2009-2010 of just 0.9% and 1.8% respectively. The lower level of business activity during the downturn reduced demand for telecommunications and information systems capital spending and maintenance.
          During the 12 months to August 2010, the Information media and telecommunications industry employed approximately 81,000 people, or 2.3% of the total NSW workforce, on average. Compared to a year earlier, employment contracted by 5.7% or approximately about 5,000 people.
Electricity, Gas, Water and Waste Services
          Electricity, gas, water and waste services made up about 2.0% of total NSW output in 2009-10, with nominal gross value added rising by 1.1% compared with 2008-09. However the output share has been steadily declining from its early-1990s peak of 4.3%.
          The employment share of the industry during the 12 months to August 2010 was just 1.3% of total NSW employment. Since 2000, the employment share has been fairly constant, averaging about 1.0%. Since the year ended August 2005, employment has grown by 9.5% per annum, on average.
          The NSW Government currently owns three electricity generation corporations (Eraring Energy, Macquarie Generation and Delta Electricity) and three distribution/retail corporations (Energy Australia, Integral Energy and Country Energy). All of these corporations operate within the National Electricity Market (“NEM”), a wholesale market for electricity supply in Queensland, New South Wales, Victoria, South Australia, The Australian

[11]	ABARES, Australian Commodities, September quarter 2010, pp.546-552

Capital Territory and Tasmania, which commenced in December 1998. All NEM participants are subject to the competitive pressures of the market.
          Currently, the NSW Government is progressing with plans to transfer to the private sector the electricity retail businesses, generation development sites and rights to trade generation output. The initial legislation concerning the electricity reforms was not passed in the NSW Parliament and the NSW Government is proceeding with these revised plans pursuant to its existing authority under the State Owned Corporations Act 1989. These plans involve sale of the electricity trading rights of NSW Government-owned power generation stations to the private sector, the sale of the retail arms of Energy Australia, Integral Energy and Country Energy, and the sale of generation development sites around New South Wales, while maintaining ownership by the NSW Government of the existing power stations and electricity transmission and distribution networks. These plans are designed to pass the risks associated with wholesale electricity trading to the private sector and encourage private sector investment in the electricity industry. This follows comments from the private sector that for them to invest in generation capacity, the NSW Government would need to remove itself from trading generation output. These plans are expected to have little impact on the 13,000 public servants employed in the NSW electricity industry. The NSW Government estimates that approximately 1,100 existing public sector retail and generation trading jobs will be affected by the plans, with some of the affected employees becoming employees of the new private sector owners. The transaction phase of the energy reform project commenced at the end of September 2009 and the bid process commenced in July 2010. In December 2010, the NSW Government announced the outcome of the first tranche of transactions under the energy reform project. The State will receive A$5.3 billion in proceeds from the sale of three retailers, three development sites and the generation trading rights to four power stations. The NSW Government is continuing negotiations with interested parties in relation to the remaining generation trading rights. The retailers already participate in a competitive environment as provided through the National Electricity Market. Transferring the retailers from public to private sector ownership will not fundamentally change the way they operate. See “New South Wales Government Finances—Business Asset Transactions” for further detail.
          Water supply in NSW is also regulated by the NSW Government through various agencies. The NSW Government owns two metropolitan water supply and drainage corporations, Sydney Water and Hunter Water. It also owns State Water, NSW’s rural bulk water delivery corporation. In some regional and rural areas, water services are provided through local councils.
          While some of NSW’s electricity corporations are also involved in gas supply, this is mainly carried out by the private sector in NSW. As with electricity supply, gas supply operates under a regime of “full retail contestability”, meaning that individuals are allowed to choose their gas supplier.
          In November 2008, the NSW Government announced it was investigating the potential sale of WSN Environmental Solutions as provision of its services is no longer a core role for government and the transfer would allow the government to focus on the regulation of the industry.
          On December 14, 2010, the NSW Government announced the transfer to the private sector of WSN Environmental Solutions. The successful bid from SITA Environmental Solutions resulted in A$235 million of proceeds to the State. The price paid for the business was in excess of the retention value of the business to NSW. The NSW Government expects the transaction to be completed by January 31, 2011. The State-owned Waste Assets Management Corporation will retain and manage landfill sites not transferred as part of the transaction.
Agriculture, Forestry and Fishing
          NSW’s agriculture, forestry and fishing sector has been in decline for some years now. In 2009-10, the industry made up just 1.3% of NSW output, down from a high point of 1.7% share in 1996-97. This decline partly reflects structural change as the NSW economy becomes less focused on primary industries and more on services, and it also reflects the fact that NSW has been experiencing intermittent drought since about 2002-03. However, in October 2010 NSW was declared drought free, which is expected to improve crop conditions and industry output going forward.
          The latest projections from ABARES for the 2010-11 crop year show a significant increase in winter crop production (up 92.9% on the 2009-10 year) with similar gains in the (up 55% on 2009-10). Altogether total crop production for 2010-11 is expected to be 87.4% higher than the 2009-2010 crop year. These estimates suggest a strong rebound in farm production and rural exports from the drought-affected 2006-07, 2007-08 and

2009-10 results. Output for the agriculture, forestry and fishing industry in 2009-10 declined 6.8% following growth of 46.5% in 2008-09 and a fall of 9.0% in 2007-08. These results are reflective of the intermittent nature of the drought experienced in NSW in recent years.
          NSW’s major crops include wheat, sorghum, cottonseed, barley and canola.
          In the year to August 2010, employment in agriculture averaged approximately 102,000 people, up by 11.7% on the year to August 2009. Agriculture’s employment share has continued to decline as the NSW economy becomes more service-oriented. During the 12 months to May 1995 (earliest full year data available), agriculture’s employment share averaged 4.2,% falling to an average 2.9% share during the 12 months to August 2010. Structural falls in employment share have been exacerbated by cyclical employment falls resulting from the drought.
     Wages Policy and Industrial Relations
          Historically, wages in Australia have been strongly influenced by both Federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.
          In NSW, industrial relations laws apply to public sector and local government employees. Private sector employees have been covered by the Federal industrial relations system since the expansion of the Federal system to cover all corporations in 2006 and the referral of remaining employees of unincorporated private sector employers from January 1, 2010 by the NSW Government.
          Since the early – 1980s, successive Australian Governments have sought to decentralize the wage setting system. The trend was begun by the Hawke-Keating Labor Government (1983-96) with the institution of the Prices and Incomes Accord. Subsequently, industrial relations policy has moved through agreements based at the enterprise level (Industrial Relations Reform Act 1993) to the use of individual agreements (Workplace Relations Act 1996) between employer and employees. The current Federal Labor Government (elected in November 2007) passed legislation in March 2009 (Fair Work Act 2009), which pares back some of the reforms instituted by the previous Coalition Government (1996-2007), including the abolition of statutory individual agreements. Australian workers most commonly have their rate of pay set by a registered collective agreement (39.2%), closely followed by a registered or unregistered individual arrangement (36.5%). The proportion of employees covered by the Federal Modern Awards system, where minimum conditions for employees are set across similar industries and occupations, are fewer still (16.5%).
          Since the early – 1980s, the decentralization process allowed for differentiated wage outcomes at the workplace level, in exchange for productivity gains. This allowed for moderate wage outcomes in the aggregate, resulting in an economic environment of relatively low inflation and strong employment growth since 1993.
          Over the last decade, NSW public sector employees have experienced wage increases in excess of both inflation and those of employees in the NSW private sector and the public sector in the rest of Australia. The NSW Government’s current wages policy is to maintain the real value of these wage increases over time, by funding net employee expense growth of 2.5% per year. The policy permits wage increases in excess of 2.5%, but only where the additional expense is offset by employee-related cost savings.
     Trade
          Throughout this section the tables present data on a fiscal year basis and, where possible, the accompanying commentary refers to more recent data.

          NSW, like Australia overall, may be characterized as a small, open economy. Given its extensive international trade and financial links, NSW’s economy depends on the health of the global economy for its export performance. Over the five fiscal years to 2009-10 (the latest period for which both service and merchandise trade data is available), merchandise goods exports have averaged 61% of NSW total exports, compared to an average of 39% for services exports. Merchandise goods exports were concentrated mainly in coal (accounting for 27.3%), with other mining commodities accounting for a combined 13.9% of merchandise exports. The NSW economy has not experienced positive effects from the resources boom to the same extent as the other, more resource-rich States of Queensland and Western Australia. Furthermore, NSW’s leading position as Australia’s financial center means that currently it has greater exposure to the impacts of the global financial crisis and economic downturn than the other Australian States.
          In September 2010, the WTO report estimates that world trade will expand by 13.5% during the 2010 calendar year, following a 12.2% contraction over calendar 2009, a faster than expected recovery in global trade in 2010. The improvement in global economic trade is expected to positively impact NSW’s export performance, while stronger domestic economic activity will increase NSW imports. The stronger Australian dollar is expected to have a negative effect on exports while making imports more attractive.
Exports
Services Exports
          The table below shows trends in NSW’s principal service exports for the last six fiscal years to 2009-10.
NSW Services Exports(1)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ million)

Travel(2)	8,007	8,396	9,347	10,216	11,146	11,872
Transportation(3)	3,104	3,175	3,002	3,056	2,662	2,260
Professional and management consulting(4)	1,709	1,708	2,291	2,526	2,718	2,243
Other Business (ex-professional and management consulting)(5)	1,062	1,197	1,267	1,558	1,749	1,632
Financial(6)	747	1,000	987	934	1,161	1,000
Telecommunication, Computer & Information(7)	1,187	973	892	929	1,066	872
Other(8)	957	919	835	858	958	882
Total	16,773	17,368	18,621	20,077	21,460	20,761

Source: ABS 5368.0.55.003, International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2009-10.

(1)	In nominal dollars.

(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.

(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.

(4)	Professional services include legal, accounting, management consulting and public relations, among others.

(5)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.

(6)	Includes services surrounding financial asset transactions (e.g., securities and futures) along with services provided by banks and other similar financial institutions.

(7)	Services in this category include the transmission of sound or images by telephone, fax, or email; data processing and software implementation and design; as well as the provision of news, photographs and articles to the media.

(8)	Includes government services, construction services and those services included under the personal, cultural and recreational category (e.g., film and television production, services associated with museums and other places of interest, etc.) and maintenance and repair services, insurance and pension services and changes for use of intellectual property.
          In 2009-10, NSW services exports (which include education, accounting, freight and financial services) fell by 3.3% compared to 2008-09 in nominal terms, and 0.2% overall for Australia. From 2004-05 to 2009-10, NSW services exports grew by 4.4% annually on average, and accounted for 39.4% of total Australian services exports for 2009-10.
Travel
          The travel category has dominated NSW service exports over the last five fiscal years, growing by 8.2% per annum on average, and making up 57.2% of total NSW services exports for 2009-10. Of this growth, the main driver was education-related travel services, contributing an average 7.2% to annual growth during the five years to 2009-10. At the end of 2009 (latest data available), more than 320,900 international students were studying at Australian higher education institutions, with over 84,000 international students enrolled at higher education institutions in New South Wales.
Professional
          Exports of professional and management consulting services were the fastest growing during the period 2003-04 through 2008-09, averaging 12.1% annual growth. In 2009-10, these exports fell by 17.5%, as the global financial crisis hit, particularly NSW’s major export industries. As the global economy improves, legal, accounting and architectural firms are expected to take advantage of increasing market opportunities in Asia’s developing services industry, and as such these segments are expected to recover.
Transportation
          Before the onset of the global financial crisis, increased trade resulting from the resources boom was a main driver of growth in this area, averaging 2.9% per annum up to 2007-08. However in 2008-09, NSW transportation services fell by 12.9% and by 15.1% in 2009-10, reducing the average annual growth for the last five years to -6.1%. Nationally, transportation services exports fell by 15.7% in 2009-10.
          In the five years ended 2009-10, NSW services exports averaged about 40% of the total sum of NSW services and merchandise exports, compared to 60% for merchandise exports. The proportion of service exports to total exports has declined from about 42.2% in 2004-05 to around 40% in 2009-10. Stronger commodity prices in recent years (such as for coal, copper and wheat) has resulted in the value of NSW’s merchandise exports (which include commodities) increasing at a greater rate than the value of services exports. While the value of NSW services exports rose 6.4% per annum, on average, in the four years to 2008-09, the value of commodity exports increased by 13.9% per annum, on average, during that same time. In 2009-10 however, as the global financial crisis occurred and the Australian dollar appreciated significantly, merchandise exports fell by 19.6%, but remain 35.6% higher when compared to 2004-05. Similarly, service exports were 23.8% higher in 2009-10 compared to 2004-05.

Merchandise Exports
          Below is a table showing NSW’s principal merchandise exports for the last five fiscal years:
NSW Merchandise Goods Exports(1)

	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ million)

Coal, coke and briquettes	5,026	4,894	6,263	13,080	8,534
Combined confidential items of trade(2)	3,056	2,703	3,633	5,212	3,518
Non-ferrous metals	2,414	3,053	2,751	2,618	2,136
Metalliferous ores and metal scrap	2,063	2,498	2,391	1,987	2,223
Medicinal and pharmaceutical products	1,446	1,846	1,901	1,463	1,390
Meat and meat preparations	1,183	1,293	1,160	1,330	1,131
Petroleum, petroleum products and related materials	1,286	1,241	1,640	1,407	1,116
Textile fibers and their wastes (not manufactured into yarn or fabric)	1,105	980	515	472	855
Miscellaneous manufactured	915	999	1,070	975	884
Cereals and cereal preparations	1,031	730	443	1,038	961
Other(3)	7,314	7,698	7,510	8,603	8,447
Total	26,840	28,062	30,091	38,777	31,246

Source: ABS unpublished data. 2009-10 data is preliminary.

(1)	In nominal terms.

(2)	This category includes items which cannot be published so as to avoid the identification of firms providing the data.

(3)	Includes all other merchandise exports from NSW not detailed in the table above.
          NSW goods exports fell 45.2% in 2009-10, primarily due to a fall in global demand and appreciation of the Australian dollar. This follows growth of 28.7% in 2008-09, compared to 2007-08 and 7.2% in the previous year. In both 2007-08 and especially in 2008-09, NSW goods exports were boosted by strong coal, aluminum and copper prices. These three commodities belong to the categories coal, coke and briquettes, non-ferrous metals (aluminum and copper), and metalliferous ores and metal scrap (mainly copper ores and concentrates). In 2009-10, these three categories made up 41.3% of total NSW merchandise exports compared to 32.4% in 2004-05, and its peak of 45.6% in 2008-09.
          While declining during 2009-10, NSW exports remain higher than in 2007-08 due to strong demand for coal in Japan, South Korea, Taiwan, China and India, which make up 93.1% of NSW coal exports. Coal prices were below the highs of US$98.20 per metric ton seen during 2008-09, but averaged a strong US$86.20 over 2009-10. Compared to US$101.73 per metric ton over 2007-08, this demonstrates demand for coal was significantly higher over 2009-10 and contributed 7.5 percentage points to the growth since 2007-08. Other major exports detracted from growth over this time, including metalliferous ores and metal scrap and non-ferrous metals which detracted a combined 2.6 percentage points. Other exports have also improved, contributing 3.1 percentage points.

          NSW’s exports of agricultural commodities, including rice, wheat and cotton, and processed foods and beverages are significant, reflecting the diversity of the NSW economy. Due to severe drought, however, agricultural exports have been declining. After reaching a peak of A$1.0 billion in 2005-06, the value of cereals and cereal preparations exports (which includes wheat and rice) fell 39.4% to $443 million in 2007-08. Nevertheless, due to improved weather conditions their value exceeded A$1.0 billion once again during 2008-09, and preliminary estimates show a total value of A$960 million over 2009-10. Furthermore, as drought affected areas recover, crop estimates for 2010-11 expect an improvement in NSW crop yields by around 112.7% compared to 2009-10 despite recent heavy rains and flooding.
          The WTO forecast for 2010 is for world trade to expand by 13.5%. World trade contracted by 12.2% during the 2009 calendar year according to the WTO, worse than the forecast 7.5% fall as the global recession took hold. Japan, NSW’s largest commodity export destination, recorded a fall of 12.8% over 2009.
Export Destinations
          NSW’s biggest export market for merchandise goods is Japan by a significat margin. Since 2004-05, the share of merchandise exports to Japan has averaged about 26.7% of total NSW merchandise exports (annually). During this time, the principal export items to Japan have included coal, other metals and ores (such as aluminum and copper) and meat and meat products, including beef.
NSW’s Major Merchandise Export Destinations(1)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ million)

Japan	5,405	6,491	6,718	7,946	12,622	8,316
China	1,348	2,099	2,284	2,220	2,675	3,224
Korea, Republic of	1,635	1,815	1,969	2,332	3,344	3,126
United States of America	2,052	2,373	2,274	2,243	2,683	2,275
New Zealand	2,146	2,228	2,377	2,403	2,488	2,190
Taiwan	1,359	1,471	1,327	1,512	2,253	1,725
India	508	584	809	689	1,373	1,124
Indonesia	619	783	638	773	766	759
Thailand	806	824	950	981	872	661
Malaysia	710	693	733	736	1,004	542
Other(2)	6,391	7,150	7,721	7,782	8,534	6,789
Total	23,003	26,840	28,062	30,091	38,777	31,246

Source: ABS, unpublished data. 2009-10 data is preliminary.

(1)	In nominal terms.

(2)	Includes all other destinations for merchandise exports from NSW not detailed in the table above.
          Since 2004-05, one of the fastest growing merchandise export destinations has been China, owing to a particularly large rise of 56% between 2004-05 and 2005-06. In 2009-10, exports to China grew by 20.4%.
          The value of merchandise exports to China since 2004-05 has risen by 19% each year on average. Most of this growth has occurred in exports of coal, coke and briquettes, which have grown by 811% between 2004-05 and 2009-10, and were valued at A$602.7 million in 2009-10. Metalliferous ores and metal scrap also continue to be in high demand, with 2009-10 exports to China valued at A$548.4 million, despite decreasing 19.6% compared to 2008-09. The bulk of NSW’s merchandise exports to China are inputs into various manufactured goods. As the global economy slowed during 2007-08, so did demand for Chinese manufactured goods, which has in turn affected

Chinese demand for inputs for those goods. The improvement in merchandise exports to China since 2007-08 was mainly due to increased demand for NSW raw materials resulting from the impacts of the Chinese Government’s efforts to stimulate the Chinese economy.
          Other major export destinations include New Zealand (various types of manufactured goods, aluminum, copper and medicines), the United States (professional and scientific equipment, iron and steel and drinks) and South Korea (coal, copper and other metal ores and meat and meat products, including beef).
          During 2009-10, 26.7% of NSW exports went to Japan. The fall in exports to Japan detracted 11.1 percentage points from the total NSW fall of 19.6%, followed by Taiwan which detracted 1.4 percentage points. The growth in exports to China added 1.4 percentage points to total growth in 2009-10.
Imports
Services Imports
          In 2008-09, as a result of the global financial crisis, NSW services imports (which include freight, tourism-related services, the use of patents, industrial designs and trademarks and insurance services) grew by only 0.1% on the previous year in nominal terms. In 2009-10, services imports fell 5.4% driven mainly by a fall in transport. This compares with services import growth of 13.3% for Australia over the same period. However, in the five years to 2009-10, NSW services imports grew by 3.1% annually on average, and accounted for 38.4% of total Australian services imports for 2009-10.
          The table below shows trends in NSW’s top services imports for the last five fiscal years
NSW Services Imports(1)

(A$ million)	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10
Travel(2)	5,614	5,799	5,972	7,338	7,826	8,160
Transportation(3)	5,457	5,759	5,939	6,264	5,723	4,980
Charges for use of intellectual property(4)	1,654	1,714	1,954	2,297	2,325	2,447
Other Business(5)	1,775	1,737	1,922	2,262	2,422	2,047
Personal, Cultural & Recreational(6)	922	845	909	1,014	1,338	1,064
Insurance(7)	272	285	312	399	243	192
Other(8)	1,911	1,980	1,984	2,144	1,857	1,660
Total	17,605	18,119	18,994	21,716	21,734	20,550

Source: ABS 5368.0.55.003, International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2009-10.

(1)	In nominal terms.

(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.

(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.

(4)	Includes the use of patents, industrial designs and trademarks.

(5)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.

(6)	Types of services included in this category relate to film, television, radio and music production as well as recreational activities.

(7)	Includes freight, life and other types of insurance services, as well as reinsurance.

(8)	Includes government services, construction services and communication services.
          As with exports, NSW services imports are dominated by the travel component. In contrast to exports however, growth in this component has been driven mainly by “personal"-related travel services (i.e., those related mainly to outgoing tourism). In 2009-10, the “personal” component rose by 5.0% on 2008-09, while the travel component as a whole increased by 4.3%. However, Business related travel decreased by 0.2%, after declining 4.7% in 2008-09.
          The continuous growth in travel over the last five years has coincided with a strong appreciation of the Australian/US dollar exchange rate which has lowered the cost of international travel for Australian and NSW residents. In 2003-04, the US dollar/Australian dollar exchange rate averaged US$1.00 = A$1.40 compared to US$1.00 = A$1.17 during 2008, US$1.00 = A$1.26 during 2009 and US$1.00 = A$1.09 in the 11 months to November 30, 2010.
          In the five years ended 2009-10, the share of NSW services imports to the total value of NSW services and merchandise imports fell slightly, from 22.7% in 2004-05 to 21.3% in 2009-10. Conversely, the share of merchandise imports rose from 77.3% to 78.7% over the same period. While the value of NSW services imports rose 3.1% per annum, on average, between 2004-05 and 2009-10, the value of merchandise imports increased by 4.8% per annum, on average, during the same time.
Transportation
          Transportation continues to constitute a significant component of NSW services imports given that NSW is Australia’s major gateway with the rest of the world. On average, Transportation comprised 28.7% of total NSW services imports in the five years to 2009-10. As growth in trade has largely been concentrated in Queensland and Western Australia, there has been less demand from NSW for transport related services, such as freight carriage, than these other States. NSW transportation service declined 13.3% in 2009-10, following a fall of 8.6% in 2008-09. This compares to the national rate of decline of 3.6% in 2008-09, followed by a fall of 13.3% in 2009-10.
          The growth in imports generally reflected stronger economic growth in both NSW and Australia, but also the fact that many Australian imports first come through NSW before being distributed to other States.

Merchandise Imports
NSW Merchandise Goods Imports(1)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ million)

Telecommunications and sound recording and reproducing apparatus and equipment	5,683	5,825	6,032	7,599	8,193	7,971

Medicinal and pharmaceutical products	5,185	5,380	5,898	6,100	7,171	7,433
Road vehicles (incl. air-cushion vehicles)	5,768	5,901	6,531	7,390	5,845	7,286
Office machines and automatic data processing machines	6,504	6,738	7,304	6,457	6,779	7,168
Petroleum, petroleum products and related materials	3,596	5,324	5,267	6,521	6,373	5,944
Miscellaneous manufactured articles	4,052	4,385	4,651	5,057	5,687	5,312
Electrical machinery, apparatus, appliances, parts (incl. non-electrical counterparts of electrical domestic equip)	3,336	3,545	3,829	3,831	4,543	4,287
General industrial machinery and equipment, and machine parts	2,721	2,825	2,967	3,106	3,405	2,983
Professional, scientific and controlling instruments and apparatus	1,865	1,996	2,167	2,272	2,673	2,550
Articles of apparel and clothing accessories	1,594	1,753	1,833	1,907	2,249	2,006
Other(2)	19,804	21,212	23,312	24,175	26,076	23,045
Total	60,107	64,885	69,791	74,415	78,994	75,983

Source: ABS unpublished data. 2009-10 data is preliminary.

(1)	In nominal terms.

(2)	Includes all other merchandise imports from NSW not detailed in the table above.
Office and Computer Equipment
          As NSW is a service-oriented economy, the major merchandise import is office and computer equipment. In the last six fiscal years, it has averaged 9.9% of NSW merchandise imports. Imports of office equipment rose 5.7% in 2009-10 after a rise of 5% over 2008-09 and declining by 11.6% in 2007-08. The fall in 2007-08 coincided with the onset of the global financial crisis and economic downturn and its impact on the finance and business services industries, as well as ongoing poor outcomes for the property sector, which includes real estate agents, conveyancers and related businesses. The improvement over the last two fiscal years is the result of Australia’s economic performance coming out of the global financial crisis and increasing business confidence.
Petroleum and Related Products
          One of the fastest growing merchandise imports has been petroleum and related products, growing by an average of approximately 10.6% per annum over 2004-05 to 2009-10. Given that imports are measured in value terms (rather than volumes), the majority of this increase was due to changes in the price of oil. For instance, in 2007-08 the average price of oil rose 52.6% compared to a 46.4% rise in NSW petroleum and related products imports. Similarly, in 2008-09 the average oil price fell 27.6% compared to 2007-08 while NSW petroleum and related products imports fell by 17.4%. That imports declined again over 2009-10 also reflects the improvement in the Australian dollar, which averaged US$0.88 in 2009-10 compared to the 2008-09 average of US$0.70.

          While oil prices have trended up since late in 2009-10 (to about US$88.90/barrel as at December 8, 2010), they still remain well below their peak of US$145.66 (reached in mid-July 2008). Subdued levels of global economic activity resulted in significant falls in oil prices although increasing optimism about the future of the economy is once again putting upward pressure on prices.
Road Vehicles
          Over the five years ended 2009-10, the number of road vehicles (which includes automobiles and motorcycles) increased by an average 4.8% per annum. Road vehicle imports fell almost 21.0% in NSW in 2008-09 as domestic economic conditions slowed. This fall followed an all-time high in motor vehicle sales across Australia; during 2007-08 over one million new motor vehicles were sold in Australia (compared to approximately 923,300 in 2008-09). Over 2009-10, imports of road vehicles rebounded 24.7% as consumer confidence returned and Australia avoided recession, to be only 1.4% below the high reached in 2007-08. As NSW is a major entry point for motor vehicle imports which are then distributed across Australia, reduced demand for motor vehicles across Australia affects NSW import levels.
           In year average terms, the number of new motor vehicles sold in the 12 months ended June 30, 2010 increased by 9.8% across Australia and 10.4% in NSW.
Other Imports
          Other merchandise imports that recorded significant growth over the period 2004-05 to 2009-10 were telecommunications equipment (which includes receivers, telephones and recording equipment), professional and scientific equipment, clothing and medicines and other pharmaceuticals. From 2004-05 to 2009-10, they rose by 9.9% per annum, 6.5% per annum, 4.7% per annum and 7.5% per annum, respectively. During 2009-10, telecommunications equipment imports fell by 2.7%, professional and scientific equipment imports fell 4.6%, clothing imports fell 10.8% and medicines and other pharmaceuticals imports rose 3.7%.
Import Sources
          In 2009-10, imports from China (up 3.4%), New Zealand (up 17.8%), Thailand (up 8.0%) each recorded strong increases compared to 2008-09. Conversely there were falls in the value of imports from Singapore (down 14.3%), the United Kingdom (down 13.8%), and the United States (down 10.6%).The table below shows the major sources of NSW merchandise imports by value:

NSW’s Major Merchandise Import Sources(1)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ million)
China	9,778	11,479	13,069	15,145	17,773	18,370
United States of America	8,974	9,625	10,394	9,617	10,007	8,948
Japan	6,039	5,849	5,695	6,382	5,847	5,854
Germany	3,205	3,291	3,621	4,156	4,247	4,134
Malaysia	2,655	2,830	2,570	3,153	3,096	2,937
Thailand	1,684	1,778	2,403	2,516	2,649	2,861
United Kingdom	3,083	3,010	3,196	3,516	3,197	2,755
New Zealand	1,749	1,799	1,803	2,210	2,338	2,753
Singapore	2,115	2,441	2,614	3,649	3,167	2,715
Korea, Republic of	2,175	2,328	2,417	2,408	2,548	2,334
Other(2)	18,649	20,454	22,009	23,154	24,124	22,322
Total	60,107	64,885	69,791	75,906	78,994	75,983

Source:	ABS, unpublished data. 2009-10 data is preliminary.

(1)	In nominal terms.

(2)	Includes all other destinations for merchandise imports from NSW not detailed in the table above.
          NSW mainly sources its merchandise goods from China. Chinese merchandise imports have averaged 20% of total NSW merchandise imports in the six years ended 2009-10, growing at an average rate of 13.4% annually. The main items imported from China in this period included office machines, communications equipment, clothing and electrical appliances. While the nature of some imports is indicative of rising incomes in NSW and Australia (e.g., electronic equipment) other types of imports (e.g., industrial equipment and iron and steel) have been driven by the extensive mining investment that has been occurring in Queensland, Western Australia and, to a lesser extent, NSW. The next major import source for 2009-10 was the United States (13.7%), followed by Japan (8.5%), Germany (5.3%) and Malaysia (4.1%).
          NSW merchandise imports from the United States include professional and scientific equipment, such as various types of medical instruments, medicines, office machines, and transport equipment, such as airplanes and boats. NSW imports from the United States fell 10.6% in 2009-10, taking the five-year average annual growth rate to -0.2%. This follows on from a 4.1% increase in 2008-09 and a 7.5% decrease in 2007-08. Part of the fluctuation in imports from the United States is due to the significant fluctuations of the Australian dollar against the US dollar during the last two years.
          Major imports sourced from Japan include professional and scientific equipment, iron and steel and power generating machinery and equipment (e.g., turbines, engines and motors). Major imports sourced from the United Kingdom include tobacco and tobacco products, live animals and crude animal and vegetable materials. Major imports sourced from Malaysia include petroleum and related products, telecommunications equipment and office equipment. Major imports sourced from Germany include motor vehicles, medicines and general industrial machinery (including items such as tools, pumps and heating and cooling equipment).
          Overall, during 2009-10, NSW merchandise imports fell 3.8% compared to a fall of 7.6% across Australia as a whole. This reflects the more consumer-dependant nature of the NSW economy. Changes in the prices of certain goods, such as petroleum and petroleum products, and exchange rate fluctuations through the year also had an impact on merchandise imports.

NEW SOUTH WALES GOVERNMENT FINANCES
     Introduction
          Each year, the NSW Government presents the Budget for the coming fiscal year to the NSW Parliament. The Budget details estimates for actual revenues and spending in the current fiscal year along with budgeted revenues and spending for the following four fiscal years. Revenue raising approval is provided for through various pieces of legislation while expenditure approval is granted by Parliament through the passing of Appropriation Acts.
          Three Appropriation Bills are presented to Parliament: (i) a Special Offices Bill to provide funding for the Ombudsman’s Office, State Electoral Office, Independent Commission Against Corruption, and the Office of the Director of Public Prosecutions; (ii) a Bill to provide funding for the Parliament; and (iii) a general Appropriation Bill covering the remaining General Government Sector agencies.
          The Appropriations Bills need to be approved by Parliament so that the NSW Government can access the Consolidated Fund. The Consolidated Fund consists of all public money collected on the State’s behalf. This includes taxes, fees and fines, Commonwealth grants, dividends and tax equivalent payments received and recurrent and capital appropriations to agencies.
          While the process above describes how the NSW Government appropriates money under “normal” circumstances, there are other avenues available to the Government should the need arise. These include the “Treasurer’s Advance” and various provisions under the Public Finance and Audit Act 1983 which allow the NSW Government to appropriate additional funds in the case of unusual circumstances, such as emergencies and disasters.
     Policy Priorities and Objectives
          While the Budget is mainly viewed as a financial document, it is also indicative of the NSW Government’s policy priorities and objectives. These priorities and objectives are achieved through the funding of various government agency programs, while capital works provide the necessary infrastructure for government and the private sectors to carry out their economic and social activities.
          The NSW Government’s priorities and objectives are detailed in the NSW State Plan: Investing in a better future, released in 2010. As stated at the time of its release, the State Plan is due for review by the end of the 2013 calendar year. The State Plan sets out seven areas of activity of the NSW Government, namely:
•	Better transport & liveable cities, which seeks to improve the public transport system and the road network, maintain road infrastructure, improve road safety, increase walking and cycling, increase the percentage of the population living within 30 minutes by public transport of a city or major centre in metropolitan Sydney, grow cities and centres as functional and attractive places to live, work and visit and improve housing affordability;

•	Supporting business & jobs, which seeks to maintain and invest in infrastructure, increase business investment and support jobs, speed up planning decisions, drive innovation to grow productivity, eliminate unnecessary rules and regulations, maintain the AAA credit rating of NSW and ensure reliable electricity supply;

•	Clever State, which seeks to increase the proportion of children ready for school by the time they are of age, improve student performance, encourage students to achieve higher qualifications, improve access to jobs and training and increase access to knowledge and skills in partnership with universities;

•	Healthy communities, which seeks to improve and maintain access to quality healthcare in the face of increasing demand, improve survival rates and quality of life for people with potentially fatal or chronic illness, promote healthy lifestyles, reduce preventable hospital admissions and improve outcomes in mental health;

•	Green State, which seeks to address climate change, develop a clean energy future, secure sustainable supplies of water and encourage more efficient use of water resources, protect native vegetation, biodiversity, land rivers and coastal waterways, improve air quality and reduce waste;

•	Stronger communities, which seeks to improve child wellbeing, health and safety, strengthen Aboriginal communities, support people with disabilities, reduce homelessness, increase volunteering, increase the number of visits to State parks, increase participation in recreational and sporting activities and increase participation in the arts and cultural activity; and

•	Keeping people safe, which seeks to reduce rates of crime, particularly violent crime, reduce levels of anti-social behavior, reduce re-offending and improve the efficiency of the court system.
          These priorities guide decision-making and strategic planning for the delivery of NSW Government services. To this end, the Budget and the State Plan are very closely linked as the Budget outlines the available resources to NSW Government while the State Plan helps to determine where to allocate those resources.
     State Fiscal Strategy
          The State’s fiscal strategy is medium-term in focus and emphasizes fiscal sustainability and a strong balance sheet. The aim is to keep the State’s finances in such a condition that they can support a consistent growth in services over time regardless of any economic and fiscal shocks that may arise. Within this, maintaining the State’s Triple-A credit rating is a priority.
          There is a focus on aligning revenue and expense growth over the longer term, while a strong balance sheet can absorb any short-term variation between the two. A further advantage of a strong balance sheet is that it allows time for structural adjustments when there are changes to expenses, revenue and capital investment.
          The State’s fiscal strategy is guided by a number of medium and long-term fiscal targets in conjunction with a set of fiscal principles, all of which are outlined in the Fiscal Responsibility Act 2005 (NSW). The NSW Government provides annual progress reports against these measures in the Budget Papers. Furthermore, the legislation provides for periodic reviews of the targets to ensure they remain relevant and appropriate.
          Legislation also provides for an assessment of long-term fiscal pressures, including from the ageing of the population. The assessment of these trends is published every five years in a Budget publication. The first of these, the NSW Long-Term Fiscal Pressures Report, was published as 2006-07 Budget Paper No. 6. The next report will be released together with the 2011-12 Budget.
          The Fiscal Responsibility Act targets and principles keep a check on unsustainable increases in debt and public spending by committing the NSW Government to remain within certain bounds. The process is also transparent due to the legal requirement of annual progress reports against the targets as well as the need to report the impact of policy changes on the Long-term Fiscal Gap. The NSW Government is required to explain any deviations from the targets and outline what remedial steps will be taken to return to them. The Long-term Fiscal Gap, as reported in 2006-07 Budget Paper No. 6, is the difference between the base period primary balance as a share of GSP and the primary balance as a share of GSP at the end of a forty year projection period, on a no policy change basis and accounting for demographic change. The primary balance is the gap between spending and revenue, excluding interest transactions but including net capital expenditure. A positive gap implies that fiscal pressures will be building over the projection period.
          In both the medium and long term, the targets aim to keep general government net financial liabilities (“NFL” defined as total liabilities less financial assets, excluding equity in public non-financial corporations and public financial corporations) and general government underlying net debt at sustainable levels.

Net debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments loans and placements. Underlying net debt is adjusted for the impact of deposits into the State’s Liability Management Fund. The Liability Management Fund was initially set up to help manage the NSW Government’s Unfunded Superannuation (pension fund) liability. It was used to hold funds until the NSW Government resolved an issue relating to a funding credit entitlement due to it under Federal income tax legislation. This issue was resolved in the NSW Government’s favor and the funds were paid into the First State Super Fund during 2006-07. The fund now effectively has a zero balance. There is an additional long-term target of fully funding public sector unfunded superannuation liabilities by June 2030.
          The Guiding Fiscal Principles are:
•	keeping the budget and forward estimates in surplus;

•	constrained growth in net cost of services and expenses;

•	managing public sector employee costs;

•	evaluation of capital expenditure proposals;

•	managing State finances with a view to long-term fiscal pressures;

•	maintaining or increasing general government sector net worth;

•	funding employer superannuation liabilities;

•	total asset management;

•	prudent risk management; and

•	tax restraint.
          Following the failure to pass the NSW Government’s electricity generation and retail reform package legislation in August 2008, Standard & Poor’s put NSW’s Triple-A credit rating on negative outlook. In response, the NSW Government brought down a mini-budget in November 2008 which reprioritised the capital program, introduced revenue and expense measures and outlined plans to transfer certain business assets to the private sector. See “—Business Asset Transactions”. With the release of the 2009-10 Budget, Standard & Poor’s removed the negative outlook and reaffirmed NSW’s Triple-A rating. Following the release of NSW’s 2010-11 Budget, Moody’s Investors Service, in its June 8, 2010 release, announced that its outlook on the state’s Triple-A rating was to remain stable. Standard and Poor’s indicated in its June 8, 2010 release that the 2010-11 Budget was consistent with the Triple-A stable rating it already applied to NSW. Maintaining its Triple-A rating remains a top priority for NSW.
          In the 2009-10 Budget, the NSW Government announced its Better Value and Services Plan, which is a set of five measures designed to constrain expense growth while maintaining and improving service delivery. The five measures that constitute the plan are:
•	Maintain the net cost of wage increases to NSW Government employees at 2.5% per annum. Any increases beyond 2.5% need to be funded from offsetting employee-related savings;

•	Improve NSW Government agency efficiency through the amalgamation of over 160 government agencies and offices into 13;

•	Strategic review of selected aspects of whole-of-government spending, including spending on information and communications technology, asset use and services purchased by the NSW Government;

•	Ongoing expenditure audits of NSW Government agencies; and

•	Assessment of financial and Board performance of all NSW state owned corporations through strategic performance reviews.
          Progress against the plan has enabled the efficiency dividend to be extended to 2013-14. Under this system NSW general government agencies are required to make efficiency improvements resulting in savings of 1% of their annual controllable expenses — or about A$300 million across all general government agencies. For 2011-12 and 2012-13 the required savings have been increased to 1.5%.
          See the 2010-11 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2009-10 of the Corporation and NSW, for further updated information.
     Structural and Cyclical Budget Impacts
          The NSW Government’s budget is affected by both structural and cyclical factors with the fiscal strategy designed to respond to these factors over time. Structural factors are those factors which have a permanent impact on the budget outcome and tend to be on the expense side, although taxation policy changes are structural.
          An example of this is employee expenses, which account for almost half of total expenses. Over time, employee expense growth becomes embedded in the cost base so that any extraordinary increases weaken the budget permanently. In order to overcome such weakness, structural changes would need to be made to either revenues (e.g., tax increases) or other expenses. The NSW Government’s wages policy, which seeks to limit the net cost of wages growth to the NSW Government to 2.5% per year, is one such structural change that has been implemented. Any cost increases over 2.5% need to be offset by cost reductions in other employee-related expenses.
          Cyclical factors are temporary in nature and tend to be on the revenue side. There are four main revenue drivers in NSW that are currently being negatively impacted by the general economic slowdown:
•	Household consumption — GST is levied on most end products purchased by households (e.g., processed foods, transport, insurance, and housing). This tax is collected by the Australian Government and then distributed among the States and Territories as General Purpose Payments. See “Financial Relationship with the Commonwealth of Australia”. Household consumption had been easing through 2008 as consumer confidence waned and interest rates remained high, which negatively affected GST collections. However, household consumption improved through the first half of 2009, due to the impact of the Australian Government’s cash handouts and remained supported by lower interest rates, improved consumer confidence and stronger than expected labor market. In the 2010-11 Half-Yearly Review, the NSW Government is forecasting GST revenues to be lower by about A$1.1 billion in the four years to 2013-14 than expected in the 2010-11 Budget.

•	Employment and wages — Another key state tax is payroll tax. Stronger economic growth should see employment and wages growth over the coming years, leading to an increase in payroll tax collections. Actual collections for 2009-10 were close to the 2009-10 Budget expectations at A$6.1 billion. In the 2010-11 Half-Yearly Review, the NSW Government indicated it expects payroll tax collections to rise 4.0%, or A$247 million, in 2010-11.

•	Property prices — Land tax is levied on the value of unimproved land while purchaser transfer duty is charged whenever a property changes ownership. Both of these taxes are driven by property prices. Movements in land tax receipts tend to be smoother because the unimproved land value which the tax is based on is a three-year moving average. Purchaser transfer duties are far more volatile as they not only depend on price, but also the volume of transactions. Compared to the 2009-10 actuals, land tax is estimated to be 1.4% higher in 2010-11, following growth of 1.9% in 2009-10. This is mainly due to higher land values and the recent increase in the marginal tax rate for land valued over A$2.25 million. Transfer duties are estimated in the 2010-11 Half-Yearly Review to be up by 0.9% compared to 2009-10, but down slightly from that estimated in 2010-11 Budget by 6.8%.

•	Royalty revenue — Total royalty revenue was A$985 million in 2009-10, as global commodity prices sank and volumes decreased. The estimate for 2010-11 Half-Yearly Review is an increase of A$451 million to A$1.4 billion, but A$332 million below that estimated at budget time, largely reflecting the recent strength of the Australian dollar.
          A major structural shift that is expected to begin over the coming years and last until about the middle of the century is the ageing of the population, a common phenomenon among many developed economies. The proportion of the NSW population aged 65 and over is expected to almost double, from 13.7% in 2005 to 24.8% in 2043-44. This will place significant pressure on both NSW Government revenues and expenses. On the one hand, health expenses are expected to rise significantly as an older population is more likely to use health care, while on the other, a smaller workforce (due to the combination of more retirees and lower fertility rates) means that the NSW economy is likely to grow more slowly.
     Recent Fiscal Outcomes
          Actual outcomes for 2009-10 were published in November 2010 and reported in the Report on State Finances 2009-10. The 2010-11 Budget Papers provide financial projections for 2010-11. Updates to the financial projections and forward estimates to 2013-14 contained in the 2010-11 Budget, along with a discussion of performance against the 2010-11 Budget, were reported in the 2010-11 Half-Yearly Review released on December 15, 2010.
Net Operating Balance
          The General Government budget outcome for 2009-10 was A$994 million surplus, compared to a A$990 million deficit as first estimated in the 2009-10 Budget. This is primarily due to stronger taxation, GST and fines revenues. Expenses were also higher than expected, largely driven by technical accounting treatments due to uncontrollable cost drivers, such as interest rates.
Revenues
          Actual total revenues for 2009-10 were A$56.3 billion, an increase of A$3.4 billion on the original 2009-10 Budget Estimate. GST grant revenues were about A$1.3 billion higher than expected, while taxation revenues were about A$1.12 billion above budget due to an earlier than expected recovery in the residential property market.
Expenses
          Actual total expenses for 2009-10 were A$55.34 billion, higher than projected in the 2009-10 Budget Papers (up A$1.39 billion). More than A$1.0 billion of this excess was due to technical accounting treatments arising from changes to cost drivers such as interest rates. Excluding these impacts, expenses were A$163 million or 0.3% above budget in 2009-10.
          For 2009-10, actual total state capital spending was A$16.6 billion, A$1.4 billion lower than originally budgeted for in the 2009-10 Budget. Capital spending in 2010-11 is forecast to be A$16.7 billion, easing back to more sustainable levels by 2012-13. The spike in capital spending during 2009-10 and 2010-11 is due to the Australian Government concentrating its stimulus and nation building spending in those two fiscal years.

Net Debt
          Net Debt was A$9.4billion at June 30, 2010, lower than the A$12.8 billion estimated in the 2009-10 Budget. As the global financial crisis weakened the State’s operating position during 2008-09, more of the capital works program was funded through debt. However the resilience of the NSW economy, as well as the Australian Government stimulus, eased the pressure on the State’s balance sheet. At the 2009-10 Budget, net debt was forecast to be A$15.1 billion at June 30, 2011. As at the 2010-11 Half-Yearly Review, the NSW Government estimates General Government net debt to be A$12.2 billion at June 30, 2011, an improvement of A$2.9 billion.
Net Financial Liabilities
          Net Financial Liabilities increased from the 2008-09 Budget amount of A$31.3 billion to A$48.2 billion at June 30, 2009, primarily due to the value of unfunded superannuation liabilities rising by an estimated A$13.2 billion in that time. At June 30, 2010 net financial liabilities had risen to A$52.9 billion, but are estimated to fall to A$52.7 billion by June 30, 2011 (A$3.45 billion above budget). A rise in unfunded superannuation liabilities was mainly due to poor equity market returns, a lower discount rate used to value the liabilities and revised demographic forecasts.
          From July 1, 2005 the NSW Government adopted a new accounting standard for the estimation of employee-related liabilities (known as AASB 119 — Employee Benefits). The result was to change the discount rate applied by actuaries when valuing the superannuation (pension) liability. The discount rate used now is the long-term Australian Government Bond rate as at valuation date, whereas previously the forecast long-term asset earning rate was used. The change in accounting standards has led to increased volatility in unfunded superannuation liabilities and also higher levels of liabilities.
Net Worth
          Net worth increased by around A$10.7 billion to A$151.4 billion over 2009-10, mainly due to the movement of various financial and non-financial assets. Net worth is expected to be A$160.2 billion at June 30, 2011, higher than the A$152.3 billion estimate of the 2009-10 Budget. This is primarily due to the rise in unfunded superannuation liabilities as a result of falling financial asset values due to the global financial crisis, as well as an increase in net debt to support the State’s capital investment program.
          The table below shows some of the key budget outcomes for the General Government (i.e., government agencies providing public services and that are funded mainly by taxation), Public Non-Financial Corporations (also known as Public Trading Enterprises — “PTE”, i.e., government businesses that operate on a commercial basis with their main source of revenue derived from user charges) and Total State sectors for the last six years. The Total State sector comprises the General Government sector, Public Non-Financial Corporation sector and Public Financial Corporation sector (i.e., the Corporation and the Lifetime Care and Support Authority).

Key Fiscal Aggregates — Operating Statements (AEIFRS)(1)(2)

	Actual	Actual	Actual	Actual	Actual
	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ million)
General Government Sector
Total Revenue — of which:	42,629	44,694	47,431	49,663	56,333
Taxation	15,902	17,697	18,544	17,855	19,129
Grant Revenue				—
Commonwealth — general purpose	10,720	10,938	11,942	11,974	13,419
Commonwealth — specific purpose	7,320	6,813	7,586	6,573	6,554
Commonwealth — National Partnerships		—	—	3,145	6,367
Other grants and contributions	460	453	559	617	643
Sale of goods and services	3,037	3,306	3,663	4,048	4,327
Interest income	1,298	1,314	454	415	316
Dividend and income tax equivalent income from other sectors	1,796	1,922	2,028	1,828	2,037
Other dividends and distributions				196	285
Fines, regulatory fees and other revenue	2,055	2,222	2,353	3,012	3,256
Total Expenses — of which:	40,701	43,899	46,496	50,525	55,339
Employee expenses	18,066	18,884	20,517	22,080	23,073
Superannuation expenses				—
Superannuation interest cost	933	749	477	705	951
Other superannuation expenses	1,766	1,822	1,899	1,955	2,120
Depreciation and amortization	2,127	2,308	2,467	2,614	2,769
Interest expenses	1,184	1,257	1,300	1,505	1,653
Other property expenses	—	2	—	1	1
Other operating expenses(3)	8,864	9,424	10,068	10,969	11,588
Grant expenses				—
Current grants and subsidies	6,140	6,615	7,347	7,697	7,987
Capital grants	1,621	2,838	2,269	2,999	5,197
Net Operating Balance	1,928	795	935	(862)	994
(less) Total net acquisition of non-financial assets(3)	1,497	1,844	1,949	2,378	3,717
Net Lending (+) / Borrowing (-)(4)	431	(1,049)	(1,014)	(3,240)	(2,723)
Public Non-Financial Corporation Sector
Total Revenue	15,216	16,905	17,510	19,216	20,305
Total Expenses	13,518	13,679	15,010	16,709	16,306
Net Operating Balance	1,698	3,226	2,500	2,507	4,028
(less) Total net acquisition of non-financial assets(3)	2,179	3,141	3,931	5,354	6,068
Net Lending (+) / Borrowing (-)(4)	(481)	85	(1,431)	(2,847)	(2,040)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavours basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.

(3)	Does not include assets acquired through finance leases.

(4)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial assets. A positive result reflects a net lending position and a negative result reflects a net borrowing position.
Key Fiscal Aggregates — Operating Statements (Previous AGAAP)(1)(2)

	Actual	Actual
	2003-04	2004-05
	(A$ million)
General Government Sector
Total Revenue — of which:	37,632	39,081
Taxation	15,018	15,300
Grant Revenue	—	—
Commonwealth — general purpose	9,939	10,181
Commonwealth — specific purpose	5,554	6,010
Other grants and contributions	—	510
Sale of goods and services	350	2,804
Interest income	2,714	1,050
Dividends and income tax equivalent income from other sectors	862	1,508
Fines, regulatory fees and other revenue		1,718
Total Expenses — of which:	36,479	38,841
Employee expenses	16,081	17,112
Superannuation expenses	—	—
Superannuation interest cost	860	1,114
Other superannuation expenses	1,406	1,702
Depreciation and amortization	1,927	1,992
Interest expenses	789	1,190
Other property expenses	—	—
Other operating expenses	8,820	8,886
Grant expenses
Current grants and subsidies	5,381	5,477
Capital grants	1,215	1,368
Net Operating Balance	1,153	240
(less) Total net acquisition of non-financial assets(3)	1,111	901
Net Lending (+) / Borrowing (-)(4)	41	(661)
Public Non-Financial Corporation Sector
Total Revenue	13,118	14,291
Total Expenses	12,157	13,312
Net Operating Balance	961	979
(less) Total net acquisition of non-financial assets(3)	1,137	1,617
Net Lending (+) / Borrowing (-)(4)	(176)	(638)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavours basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06, transactions were recorded in accordance with Previous AGAAP.

(3)	Does not include assets acquired through finance leases.

(4)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial assets. A positive result reflects a net lending position and a negative result reflects a net borrowing position.
Key Fiscal Aggregates — Balance Sheets (AEIFRS)(1)(2)

	Actual	Actual	Actual	Actual	Actual
	As at June 30,
	2006	2007	2008	2009	2010
	(A$ million)

General Government Sector
Net Debt(3)	-3,824	3,645	5,664	8,108	9,364
Net Financial Liabilities(4)	27,526	25,685	30,366	48,211	52,884
Net Worth(5)	127,509	136,627	151,351	140,614	151,363
Public Non-Financial Corporation Sector(6)
Net Debt(3)	13,625	16,837	16,942	20,746	23,653
Net Financial Liabilities(4)	23,212	25,949	27,815	32,264	36,901
Net Worth(5)	64,144	67,288	73,313	72,546	79,478
Total State Sector(7)
Net Debt(3)	10,211	19,982	21,774	29,350	33,698
Net Financial Liabilities(4)	50,661	50,920	57,096	80,327	90,680
Net Worth(5)	127,509	136,627	151,351	140,614	151,363

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavours basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.

(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).

(5)	Net Worth equals total assets less total liabilities.

(6)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

(7)	Unpublished NSW Treasury data.

Key Fiscal Aggregates — Balance Sheets (Previous AGAAP)(1)(2)

	Actual	Actual
	As at June 30,
	2004	2005
	(A$ million)
General Government Sector
Net Debt(3)	119	-1,175
Net Financial Liabilities(4)	25,072	31,363
Net Worth(5)	123,994	117,337
Public Non-Financial Corporation Sector(6)
Net Debt(3)	12,316	13,187
Net Financial Liabilities(4)	17,800	22,772
Net Worth(5)	67,749	63,448
Total State Sector(7)
Net Debt(3)	12,506	12,659
Net Financial Liabilities(4)	42,891	54,499
Net Worth(5)	123,994	117,337

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavours basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06, transactions were recorded in accordance with Previous AGAAP.

(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations.

(5)	Net Worth equals total assets less total liabilities.

(6)	This sector includes NSW Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

(7)	Unpublished NSW Treasury data.

     2009-10 Budget Projections and Forward Estimates
          The 2010-11 Budget Papers provide financial projections for 2010-11. Updates to the financial projections and forward estimates to 2013-14 contained in the 2010-11 Budget, along with a discussion of performance against the 2010-11 Budget, were reported in the 2010-11 Half-Yearly Review released on December 15, 2010.
Policy Settings for the 2010-11 Budget
          The table below summarizes actual and expected outcomes for economic and employment aggregates:
Economic Performance and Outlook(1)

	Actual	Budget	Revised	Revised	Medium
	2009-10	2010-11	2010-11	2011-12	Term
	Outcome	Forecasts	Forecasts	Forecasts	Projection
Real State Final Demand	3.3	3.50	3.50	3.50	NA
Real Gross State Product	1.7	3.0	3.25	3.25	3.0
Employment	1.2	1.75	2.50	1.75	1.25
Unemployment (year average, percent)	5.7	5.50	5.25	5.0	NA
Sydney CPI (through the year to June quarter)	2.9	2.75	3.0	2.75	2.50
Wage Price Index	3.2	3.50	3.50	4.0	3.75

(1)	Percent change, year average, unless otherwise indicated.
(*)	Estimated Real Gross State Product
NA: Not available.
          NSW GSP growth accelerated from 1.1% growth in 2008-09 to 1.7% in 2009-10, with GSP expected to grow above trend in both 2010-11 and 2011-12, by 3.25%, before returning to (a still above trend) growth of 3.0% in the medium term. State Final Demand growth is expected to grow more significantly from an estimated 3.3% in 2009-10 to 3.5% over 2010-11 and 2011-12.
          Higher demand and output growth is expected to result in stronger employment conditions. In annual average terms, employment growth was 1.2% in 2009-10, well above 2009-10 Budget estimates of a fall of 1.75%. Employment is now expected to grow by 2.5% in 2010-11 before easing to 1.75% in 2011-12. The unemployment rate peaked in March 2009 at 6.4%, and averaged 5.7% over 2009-10, well below budget expectations of 7.75%. Unemployment is expected to continue falling, albeit at a more modest pace, averaging 5.25% in 2010-11 and 5.0% in 2011-12. Wages growth is expected to remain elevated as the economic recovery continues.
          Growth in consumer price inflation is expected remain elevated over 2010-11 and 2011-12. Over time, slightly above-average interest rates and a return to trend economic activity should result in the inflation rate, as measured by the Sydney CPI (consumer price index), remaining within the Reserve Bank of Australia’s target range of 2.0% to 3.0%. While inflation is forecast to rise by 3.0% over the year to June 30, 2011, it is expected to ease slightly over 2011-12.

Operating Statement
Key Fiscal Aggregates — Operating Statement(1)

	Actual	Budget	Revised	Est.	Est.	Est.
	2009-10	2010-11	2010-11	2011-12	2012-13	2013-14
	(A$ million)

General Government Sector

Total Revenue — of which:	56,333	57,669	56,535	60,030	62,260	64,019
Taxation	19,129	20,194	19,927	21,320	22,236	23,532
Grant Revenue
Commonwealth — general purpose	13,419	14,827	14,355	15,600	16,444	17,214
Commonwealth — specific purpose	6,554	6,817	6,835	7,252	7,631	8,022
Commonwealth — National Partnerships	6,367	4,456	4,320	3,628	2,937	2,208
Other grants and contributions	643	641	589	587	522	535
Sale of goods and services	4,327	4,454	4,649	4,859	5,118	5,374
Interest income	316	325	297	276	289	302
Dividends and income tax equivalent income from other sectors	2,037	1,705	1,713	2,347	2,795	2,517
Other Dividends and distributions	285	347	369	404	426	454
Fines, regulatory fees and other revenue	3,256	3,774	3,482	3,758	3,863	3,860

Total Expenses — of which:	55,339	56,896	56,369	59,855	61,828	63,890
Employee expenses	23,073	24,693	24,613	25,806	26,998	28,143
Superannuation expenses
Superannuation interest cost	951	867	838	914	957	967
Other superannuation expenses	2,120	2,206	2,251	2,241	2,264	2,343
Depreciation and amortization	2,769	3,045	2,953	3,232	3,437	3,619
Interest expenses	1,653	1,953	1,912	2,077	2,237	2,361
Other property expenses	1	1	1	2	2	2
Other operating expenses	11,588	12,481	12,481	13,518	14,119	14,459
Grant expenses
Current grants and subsidies	7,987	8,605	8,615	8,631	8,871	9,505
Capital grants	5,197	3,045	2,705	3,434	2,944	2,492

Net Operating Balance	994	773	167	176	432	129
(less) Total net acquisition of non-financial assets(2)	3,717	4,040	4,513	2,653	2,107	2,330
Net Lending (+) / Borrowing (-)(3)	(2,723)	(3,267)	(4,346)	(2,478)	(1,675)	(2,201)

Public Non-Financial Corporation Sector

Total Revenue	20,305	20,082	20,343	21,601	22,599	23,699
Total Expenses	16,306	19,593	19,950	19,229	19,610	21,223
Net Operating Balance	4,028	489	298	2,337	2,996	2,570
(less) Total net acquisition of non-financial assets(3)	6,068	4,218	4,230	5,223	4,985	5,112
Net Lending (+) / Borrowing (-)(4)	(2,040)	(3,729)	(3,836)	(2,851)	(1,995)	(2,636)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Does not include assets acquired through finance leases.

(3)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial asset. A positive result reflects a net lending position and a negative result reflects a net borrowing position.
Operating Balance
          The 2010-11 Budget outcome is expected to be a A$167 million surplus, less than the A$773 million estimated in the 2010-11 Budget and surplus of A$994 million in 2009-10. The downward revisions are mainly due to a A$1.1 billion fall in expected revenues. The main contributors were:
•	a A$267 million downward revision in tax revenue due to lower than expected tax collections in the financial year to date;

•	a fall in expected general purpose grant revenue of A$472 million reflecting revisions to the GST pool by the Australian Government and an adjustment for the overpayment of GST to the States in 2009-10;

•	a downward revision in fines, regulatory fees and other revenue of A$292 million due to reduction in royalty and fine revenue; and

•	minor downward revisions to other revenue items of net A$103 million.
          However this will be offset by a A$527 million fall in expenditure, mainly driven by accounting treatments of pre-payments and insurance adjustments. More detail on both revenues and expenses is given below.

Revenues
          Revenues for 2010-11 are expected to be A$56.5 billion, or A$0.2 billion higher than the 2009-10 figure of A$56.3 billion (an increase of 0.36%).
          During this period, taxation revenues are forecast to grow by 4.2% or A$798 million higher as a result of rises in land tax, transfer duty and payroll tax collections, although most of the gains were incorporated into the 2010-11 Budget estimates due to the better than expected performance in 2009-10. General purpose grants are expected to rise by 7.0% as a result of NSW’s share of GST revenues rising from 30.3% to 30.8% in 2010-11, in line with the Commonwealth Grants Commission’s latest relativities. See “Financial Relationship with the Commonwealth of Australia” for more details on the Commonwealth Grants Commission. Nevertheless, general purpose payments remain well below levels expected in the 2008-09 Budget.
          In the four fiscal years to 2013-14, revenues are expected to grow, on average, by 3.2% per year to A$64.0 billion in 2013-14. Expected improvements in the housing and labor markets should deliver continued growth in transfer duty and payroll tax receipts in the later years, leading to stronger revenue growth. Improved economic conditions generally are expected to cause steady growth in GST receipts as well.
          The 2010-11 Half-Yearly Review assumes that transfer duty revenues will grow by about 1.0% in 2010-11, following an increase of 36.9% in 2009-10 (transfer duty is quite volatile, with annual growth varying between -30% and +96% over the last 20 years). It is also expected to continue growing in 2011-12 and 2012-13. Activity in the housing market was supported by various NSW and Australian Government initiatives and a low interest rate environment during 2009-10, but has remained stable during the first half of 2010-11, mainly due to the phasing out of government initiatives and interest rates returning to more normal levels during 2010. The expected recovery in transfer duties is not expected to be sufficient to recover the revenue lost in the downturn during 2008-09.
Expenses
          Total expenses for 2010-11 are expected to be A$56.4 billion, or A$1.0 billion above the 2009-10 total (an increase of 1.9%). As with revenues, expense growth in 2010-11 is expected to be subdued relative to 2009-10, and is forecast to be A$527 million lower than at the 2010-11 Budget, largely due to expenses brought forward and actuarial adjustments to workers’ compensation liabilities.
          Major drivers of expense growth in 2010-11 are expected to include employee expenses (mainly wages and leave liabilities), which are expected to rise 6.7% due to agency savings shortfalls and recruitment of front line service personnel, a rise in past agency budget enhancements and added expenses resulting from the Council of Australian Governments’ Reform Agenda.
          In the four years to 2013-14, expenses are expected to grow by an average of 3.7% per annum, after having grown at an average 6.4% over the last four years to 2010-11. This growth is expected to be largely driven by new funding arrangements for the Department of Health, the ramp up of prior years’ initiatives, new initiatives announced in the 2010-11 Budget and expenses related to further payments from the Australian Government under the COAG Reform Agenda.
          In the four fiscal years to 2013-14, the continued application of the wages policy, more stringent efficiency dividend requirements and the implementation of the Better Services and Value Plan are expected to drive this lower rate of expense growth, especially in the later years of the forward estimates. This outcome is predicated on agencies continuing the efficiency improvement focus and being able to successfully implement the Better Services and Value Plan.

          The 2010-11 Budget follows the methodology used in the 2009-10 Budget. In the 2009-10 Budget the forward estimates methodology was changed from the usual practice of assuming medium-term economic parameters for the last three years of the forward estimates. In keeping with the experience from previous cycles, the new approach assumes that after a period of below-trend growth the economy will experience a period of above-trend growth. , This is in line with the approach taken by the Australian Government in its 2009-10 Budget12. Above trend growth of 3.0% is assumed for the 2012-13 and 2013-14 fiscal years. Had above-trend growth not been assumed, GSP and revenues would not return to their trend levels.

[12]	See 2009-10 Federal Budget, Budget Paper no. 1, Statement 2, Box 4: Updated Methodology for Forward Estimates, pp. 2-20 to 2-21.

Balance Sheet
Key Fiscal Aggregates — Balance Sheet(1)(2)

	Actual	Budget	Revised	Est.	Est.	Est.
			As at June 30,
	2010	2011	2011	2012	2013	2014
			(A$ million)

General Government Sector
Net Debt(3)	9,364	12,228	12,153	13,609	14,788	15,806
Net Financial Liabilities(4)	52,884	49,219	52,669	53,965	55,487	57,435
Net Worth(5)	151,363	152,299	160,194	168,329	175,637	182,684

Public Non-Financial Corporation Sector(6)
Net Debt(3)	23,653	30,316	29,707	33,693	37,222	41,619
Net Financial Liabilities(4)	36,901	41,680	41,778	46,148	49,787	53,777
Net Worth(5)	79,478	77,305	80,130	82,653	85,264	87,894

Total State Sector
Net Debt(3)	33,698	42,584	42,272	47,311	51,626	56,622
Net Financial Liabilities(4)	90,680	90,782	95,390	101,069	106,273	112,262
Net Worth(5)	151,363	152,299	160,194	168,329	175,637	182,684

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with Previous AGAAP. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.

(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).

(5)	Net Worth equals total assets less total liabilities.

(6)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.
Net Debt
          From June 30, 2010 to June 30, 2014, General Government sector net debt is expected to rise from A$9.4 billion to A$15.8 billion and Public Non-financial Corporation sector net debt is forecast to rise from A$23.7 billion to A$41.6 billion.

Underlying Net Debt to GSP — General Government and Total State
          The rise in net debt reflects increased borrowings by mainly the Public Non-financial Corporation sector to invest in both social and economic infrastructure. Increases in borrowing by the Public Non-financial Corporations are also based on maintaining debt levels that are appropriate to their capital structure, while borrowing by the General Government sector is expected to remain relatively stable relative to GSP as a result of better than expected recovery from the global financial crisis and consequential stronger economic conditions.
          Social and economic infrastructure includes major projects in rail, ports, water and electricity transmission and distribution. In the General Government sector, there is budgeted to be increased funding for road construction and higher spending on education and health, among other areas, while 2010-11 also captures increased capital expenditure due to Australian Government stimulus. This investment is intended to facilitate and support service delivery and support employment and economic growth during the recent slowdown.
Net Financial Liabilities
          General Government net financial liabilities are forecast to increase from A$52.9 billion at June 30, 2010 to A$57.4 billion by June 30, 2014. Public Non-financial Corporation net financial liabilities are expected to increase from A$36.9 billion to A$53.8 billion over this same period. The Total State net financial liabilities to GSP ratio is projected to fall from 22.3% at June 30, 2010 to 21.7% at June 30, 2014. These ratios would be below the historical high level of 26.6% at June 30, 1995.
          There are two main factors driving the increase in net financial liabilities. Increased borrowings to fund the capital program are affecting net financial liabilities for both the Public Non-financial Corporation and General Government sectors, while unfunded superannuation liabilities are impacting the General Government sector. The PFE sector does not significantly affect the level of Total State net financial liabilities as the Corporation’s borrowings are largely offset by the Corporation’s lending to General Government and Public Non-financial Corporation agencies.

Unfunded Superannuation Liability
          While the majority of the NSW public sector workforce are currently members of accumulation pension schemes about one quarter are members of closed defined benefit schemes. Under accumulation schemes, employers annually contribute 9.0% of an employee’s salary to a nominated superannuation fund. Upon retirement, the employee gains access to these funds either as a lump sum or an annuity. Under defined benefit schemes, employees receive a specific benefit for life from their retirement. As more members of the defined benefit schemes retire over time, there will be an increasing need for the NSW Government to fund their pensions.
          These liabilities are funded by financial assets which are invested and managed by the superannuation trustees of each scheme. The shortfall between the present value of future benefits to be paid and the market value of the financial assets is the unfunded liability. As part of the Fiscal Responsibility Act 2005 (NSW) the NSW Government has undertaken to fully fund these unfunded liabilities by 2030 through annual cash contributions. Contributions are made such that they are sufficient to fund the liability by 2030, but do not exceed the required amount. The NSW Government’s policy for this approach is to ensure that financial resources are not unnecessarily diverted to the superannuation funds but, rather, are available to meet core government services.
          Poor equity market returns and falls in the discount rate used to value the liabilities during the global financial crisis led to a significant increase in these unfunded superannuation liabilities (see explanation of the discount rate above under “— Recent Fiscal Outcomes — Net Financial Liabilities”). The 2010-11 Budget shows the actual outcome for 2008-09 being negative 10.4% and the estimated return over 2009-10 being 16.7%. Despite this, the Report on State Finances shows that net unfunded superannuation liabilities increased A$3.5 billion to A$34.5 billion over 2009-10, mainly due to a fall in the discount rate used to value the liability, and one year less discounting. Including the Judges Pension Scheme and the Parliamentary Contributory Superannuation Fund, net unfunded superannuation liabilities are A$26.2 billion at June 30, 2011, and are forecast to be A$28.0 billion by June 30, 2014. The NSW Government remains committed to its fiscal strategy of fully funding superannuation liabilities by 2030.
          The possibility of ongoing stagnant equity market results and an elevated discount rate pose risks to the unfunded superannuation liability. A higher projected unfunded superannuation liability may mean that the NSW Government would have to increase its annual cash contributions to cover any expected shortfall. Contribution levels were reviewed in the 2009 Triennial Superannuation Actuarial Review, prepared by State Super actuaries Mercers and released publically in early-2010. The review advised that the State’s unfunded liabilities have increased by A$9.5 billion over the three years since the previous review, from A$10.4 billion in June 2006 to A$19.9 billion in June 2009. This increase was largely due to the fall in the market value of assets from the impact of the global financial crisis, while liabilities were also increased due to longer assumed life-spans for pensioners and higher than expected CPI increases over the three years to June 2009. An increase in unfunded superannuation liabilities puts pressure on the State’s Triple-A credit rating, to the extent that unfunded superannuation affects the State’s net financial liabilities.
          The chart below shows the effects of the change in accounting standards and the impact of poor equity returns on the unfunded superannuation liability. A$7.175 billion was paid in 2006-07 from the Liability Management Ministerial Committee (“LMMC”) to reduce the Crown superannuation liabilities. In 2010, a further A$510 million was transferred to State Super following the sale of NSW Lotteries.

Net Worth
          In the four fiscal years ending June 30, 2014, Total State net worth is expected to increase by an average of 4.8% per fiscal year to A$182.7 billion at June 30, 2014. This follows a rise of 4.4% per year, on average, in the four fiscal years to June 30, 2008. Non-financial assets are expected to rise by A$27.6 billion, or 21.9% over this time, again reflecting the projected significant increase in infrastructure investment.
     Public Non-Financial Corporation Sector
          The Public Non-Financial Corporation (“PNFC”) sector is also known as the Public Trading Enterprise or “PTE” sector. This sector includes those government businesses whose revenue is mainly derived from user charges (as opposed to taxation) and operate with a broadly commercial orientation, providing a return to government in the form of dividends and tax equivalent payments. NSW PNFCs do not pay income tax to the Australian Government as do private corporations. Instead the income tax payable is paid to the NSW Government as a “tax equivalent” payment. There is also a second class of PNFCs which provide various public services (such as housing and transport) and are funded through budget grants in addition to user charges. In NSW, some of the larger PNFCs are:
Major NSW State PNFCs(1)

SECTOR	BUSINESS
Electricity Generation	Delta Electricity Eraring Energy Macquarie Generation

Electricity Transmission	TransGrid

Electricity Distribution and Retail	Country Energy Energy Australia Integral Energy

Water	Hunter Water Corporation State Water Corporation Sydney Water Corporation

Ports	Newcastle Port Corporation Port Kembla Port Corporation Sydney Ports Corporation

Transport(2)	Rail Corporation of NSW Rail Infrastructure Corp. State Transit Sydney Ferries

Housing(2)	Department of Housing

Other	NSW Lotteries WSN Environmental Solutions

(1)	See “ — Business Asset Transactions”, below for further details on which PNFCs are affected by the NSW Government’s asset transfer plans.

(2)	These PNFCs also rely on budget grants as part of their overall funding.
          PNFCs are not subject to debt and equity market scrutiny in the same way as private sector businesses. To ensure government businesses operate efficiently, the NSW Government introduced the Commercial Policy Framework in the early-1990s. The framework aims to replicate within government businesses the private sector disciplines and incentives that promote efficient commercial practice. The framework applies to all PNFCs, including State owned corporations, which are governed by the State Owned Corporations Act 1989 (NSW).

          Some of the commercial PNFCs are subject to regulatory oversight. The electricity distribution and transmission businesses are regulated by the Australian Energy Regulator, while the retail arm of the distributors is regulated by the NSW Independent Pricing and Regulatory Tribunal (“IPART”). IPART is also responsible for regulating the water corporations.
          As part of their role, the regulators determine the user charges that the electricity and water PNFCs are allowed to charge customers. These determinations are made such that the PNFCs can earn commercial rates of return on and of capital and normally last for a fixed period of years. The current determination for the electricity distributors and transmitters is in force until June 30, 2014 and the current determination for Sydney Water, the largest of the water corporations in NSW, expires on June 30, 2012. The current determination for the electricity retailers expires June 30, 2013.
          The figures in the discussion below on the PNFC sector’s financial performance are based on the assumption that the current ownership and control of various PNFCs remains unchanged.
Operating Balance
          In 2009-10, the PNFC operating balance was a A$4.0 billion surplus, following a surplus of $2.5 billion in 2008-09.
          The 2010-11 Half-Yearly Review estimates an operating balance of A$394 million, with total revenues of A$20.3 billion compared to total expenses of A$19.9 billion. Expenses are expected to be 22.3% higher in 2010-11, with employee expenses and other operating expense the main contributors.
          In the four years to 2013-14, the operating balance is expected to fall by an average of 11.5% per annum, compared to 20.0% average annual growth in the four years to 2008-09. Revenues and expenses are expected to grow at an average of about 3.9% and 6.8% per year, respectively, in the four years to 2013-14.
Revenues
          The overwhelming majority of total PNFC revenues come from goods and services sales and grants. Given the current regulatory determinations in force for the largest of the commercial PNFCs, they are not expected to be significantly impacted by the recent and ongoing economic weakness. Going forward, their large and growing asset base should support earnings growth. Similarly, those PNFCs largely funded through government grants will also experience steady, albeit more modest, revenue growth. The ports corporations and Forests NSW, which are more reliant on economic conditions, are expected to recover in line with the overall economy.
          As a group, 2009-10 PNFC revenue was A$20.3 billion, an increase of 13.9% on the prior year. In 2010-11 PNFC revenues are forecast to grow by 0.2%. This follows the significant rise of 10.2% over 2008-09 which were driven mainly by increases in sales of goods and services (up 16.5%) and higher grant revenues (up 26.9%). The large increase in grant revenues is mainly due to funding provided by the Australian Government to Housing NSW as part of the February 2009 fiscal stimulus package and the National Partnership on Social Housing.
          In the four years to 2013-14, revenues are forecast to grow at an average 3.9% per year. This growth results mainly from ongoing regulated returns for the energy and water businesses, and the significant boost over 2008-09 and 2009-10 due to fiscal stimulus.
Expenses
          Expenses in 2009-10 were A$16.3 billion, down 2.4%, or A$403 million, on 2008-09. General operating expenses, interest expense and depreciation contributed about A$200 million each, with rises in depreciation resulting from the expansion of the capital program.

          In 2010-11, expenses are expected to grow by about 22.3% to A$19.9 billion. While operating expenses are the main driver, interest expense will also impact on growth as the PNFCs increase their debt to fund their extensive capital programs. A greater asset base will also lead to higher depreciation costs.
          These same factors were expected to drive expense growth in the years 2010-11 to 2013-14. Overall, expenses are forecast to rise by about 30.2% from 2009-10 to 2013-14, or approximately 6.8% per annum, on average. This compares to annual average growth of 5.8% per year in the four years to 2008-09.
Capital Expenditure
          Of the A$62.2 billion in capital spending announced in the 2010-11 Budget (for the four years from 2010-11 to 2013-14), A$36.4 billion is to be undertaken by the PNFC sector. Capital spending in the electricity sector (which includes generation, transmission, distribution and retail) is expected to reach A$17.5 billion and is being driven by customer growth, increasing summer peak demand and replacement and renewal of assets that reach the end of their useful life.
          Other major areas of spending include water (A$4.7 billion), transport (A$10.3 billion) and social housing (A$2.4 billion). Water sector spending will be driven by the need for asset renewal and expansion and various government initiatives. The main drivers of transport spending include upgrades in the rail sector, such as the purchase of new train carriages and improvements to the rail network, while the increase in social housing spending will be largely driven by plans to upgrade and reconfigure housing stock to ensure future demand is met.
          Steady growth is expected in capital spending for electricity throughout the four year period to 2013-14. However, for the PNFC sector as a whole, capital spending is expected to peak in 2011-12 and return to more sustainable levels thereafter reflecting the phasing out of fiscal stimulus both at the Commonwealth and State level.
          The PNFC capital program will be mainly funded through increases in debt and operating balances (net of depreciation). From June 30, 2010 to June 30, 2014, net debt is forecast to increase by A$20.5 billion, of which A$18.0 billion will be borrowed by the commercial PNFCs. This will also lead to higher gearing ratios for the commercial PNFCs, from 50.0% in June 2010 to 58.0% by June 2014. The gearing ratio is defined as the ratio of net debt to net debt plus equity. Nevertheless, as the regulators allow for commercial returns on capital spending, these higher debt levels should be supported by corresponding increases in revenues.
     Risk Management
Treasury Managed Fund
          In 1989, the NSW Government established a self-insurance scheme known as the Treasury Managed Fund to cover all insurable risks of participating NSW Government agencies. Its aim is to help agencies reduce their risk exposure so they can spend more of their available resources on providing core services. The Treasury Managed Fund is owned and underwritten by the NSW Government, with full funding of the General Government sector’s self-insurance scheme achieved in 2003.
          The Treasury Managed Fund covers workers’ compensation, public liability, property, comprehensive car insurance and miscellaneous claims. Membership in the Treasury Managed Fund is compulsory for all General Government budget dependant agencies and voluntary for all other public sector agencies, subject to the Treasurer’s approval. It does not cover compulsory third party injury claims arising from motor vehicle accidents. Compulsory third party claims insurance is used to provide protection to drivers in the event that a claim for personal injury or death is made against them as a result of negligent driving.
          The Treasury Managed Fund is funded through premiums paid by agencies. Through the use of “hindsight adjustments” incentives the fund seeks to encourage best management practice by the agencies as ultimately risk management responsibility lies with the agencies. Hindsight premiums adjust the deposit premiums by taking into account the claims experience of the Treasury Managed Fund, member agencies and the NSW WorkCover scheme for the Fund year being adjusted. The target premium is recalculated to reflect the more recent estimates of total costs for the Fund year. Then, the new target premium is distributed among the agencies according to their reported claims costs for that year.
          As at October 31, 2010, the Treasury Managed Fund had outstanding claims liabilities of A$4.9 billion, secured by investments with the Corporation of A$5.7 billion.
NSW Self Insurance Corporation
          The NSW Self Insurance Corporation (“SICorp”) was established by the NSW Self Insurance Corporation Act 2004 (NSW). Its main tasks are to:
•	operate one or more NSW Government managed fund schemes;

•	enter into agreements or arrangements with other persons to provide services in relation to the operation of any NSW Government managed fund scheme;

•	enter into insurance or other agreements or arrangements to cover the liabilities to which the managed fund scheme applies; and

•	act for the State or an authority of the State in dealing with claims.
          SICorp manages assets in compliance with its Net Assets Holding Level Policy to fund the NSW Government’s insurance liability costs. The policy dictates the appropriate level of reserves for the Treasury Managed Fund. This policy sets the Treasury Managed Fund reserve for insurance activity at an amount between 100-125% of outstanding claims liabilities. The net assets position is reviewed each December 31st. Excess reserves are paid to the Consolidated Fund via the Crown Finance Entity while deficits will require contributions from the Crown Finance Entity.
          Under the net asset holding policy, the Treasury Managed Fund transferred excess funds of A$1.0 billion to the Consolidated Fund of Crown Finance Entity in 2005-06, A$910 million in 2006-07 and A$300 million in 2007-08. In 2008-09, following the global financial crisis, additional funding of A$390 million was provided by the Crown Finance Entity to the Treasury Managed Fund for the first time since its creation. However, in 2009-10 following a return to positive investment returns, A$30 million was returned to the Crown Finance Entity.
NSW WorkCover Authority
          The NSW WorkCover Authority was established in 1989 to monitor the workers’ compensation system, license/regulate workers compensation insurers including self- and specialized insurers. It ensures that the administration of insurers provides for the efficient operation of workers’ compensation insurance arrangements and also promotes compliance with workplace injury management and workplace safety legislation. NSW legislation requires all entities that have employees in NSW to have no fault workers compensation insurance.
NSW WorkCover Scheme
          The Nominal Insurer is a not for profit entity that operates as a licensed workers’ compensation insurer that trades under the Registered Business Name of “The NSW WorkCover Scheme”. It provides workers’ compensation insurance for all the State’s employers, apart from those employers that are self-insurers or are covered by separate industry/interest based schemes. The Nominal Insurer was established under the Workers Compensation Act 1987 and was created on ebruary 18, 2005 by the Workers Compensation Amendment (Insurance Reform) Act 2003. It commenced operation on July 1, 2005.

          The WorkCover Authority acts for the Nominal Insurer.
          As at June 30, 2010 the audited accounts of WorkCover Scheme show that it is in deficit by A$1,583 million. The Scheme’s consulting actuaries have estimated that the Scheme will return to full funding by June 30, 2018, without any changes to benefits or levy rates. The Scheme has sufficient financial assets to meet net claim and other operating costs until full funding is achieved in 2018. At June 30, 2010 the Scheme’s net investments were A$10.4 billion.
          The Scheme’s financial statements include the Workers Compensation Insurance Fund (“Insurance Fund”) that holds premiums and all other funds received and is used to meet the Scheme’s liabilities.
          The Act states that the Nominal Insurer is not and does not represent the State or any authority of the State. The insurance claim liabilities of the Nominal Insurer can only be satisfied from the Insurance Fund and are not liabilities of the State, WorkCover Authority or any other authority of the State. The Scheme is not consolidated as part of the NSW Total State Sector Accounts or the WorkCover Authority.
          The legislation also established the Workers Compensation Insurance Fund Investment Board to determine investment policies for assets within custody of the Insurance Fund. The Investment Board reports to the Minister on the investment performance of the Insurance Fund.
Lifetime Care and Support Authority
          The Lifetime Care and Support Authority is a statutory Authority established by the Motor Accidents (Lifetime Care and Support) Act 2006 (NSW). It is responsible for the administration of the Lifetime Care and Support Scheme. This includes developing and implementing the processes, policies and guidelines for the Scheme. The purpose of the Scheme is to provide treatment, rehabilitation and attendant care services to people severely injured in motor accidents in NSW, regardless of who was at fault in the accident.
          The Scheme is fully funded by levies on compulsory third party insurance premiums collected by licensed insurers. It is not expected to create a call on the NSW Government as any increases in costs associated with the Scheme should be funded through changes to the premiums paid, based on actuarial reassessment.
     Capital Program
          As described above under “— Balance Sheet — Net Debt”, a significant increase in capital investment was announced in the 2008-09 Budget. Total actual capital investment in fiscal year 2008-09 was A$13.3 billion, and rose further to A$16.3 billion in 2009-10. In the four years to 2009-10 actual total capital expenditure totaled A$50.6 billion compared with A$28.8 billion in the four years to 2005-06.
          High levels of capital investment are expected to be maintained in the four years to 2013-14 with the 2010-11 Half-Yearly Review estimating that total capital spending will be A$62.4 billion over 2010-11 through 2013-14. The majority of this spending will be undertaken by the PTE sector, especially the regulated energy businesses and the water sector. The capital program peaks in 2010-11, reflecting the fact that much of the Australian Government’s spending is concentrated in 2010-11. The size of the capital program declines thereafter to levels that are seen as more sustainable in the long run.
          The capital program is intended to be primarily funded through operating surpluses (net of depreciation), increases in net debt, asset sales, Australian Government funding and other sources (such as accruals and provisions).
          The NSW Government submitted a number of priority projects to Infrastructure Australia, seeking substantial funding from the Australian Government’s Building Australia Fund. The Building Australia Fund was set up by the Australian Government in 2008 to finance critical national transport and communications infrastructure which cannot be delivered by the private sector or the States. Building Australia Fund capital and earnings will be invested in key infrastructure projects according to the recommendation of Infrastructure Australia. As part of the NSW Government’s risk management approach, these projects will only proceed before 2012 if they are substantially funded by the Australian Government.
          All projects submitted by the NSW Government to Infrastructure Australia (valued at A$45.7 billion as at February 2009) were included on Infrastructure Australia’s preliminary list. Infrastructure Australia indicated that all projects on the preliminary list would need further analysis before they could be recommended for funding and prioritized. The Australian Government released Infrastructure Australia’s Infrastructure Priority List in May 2009 together with the 2009-10 Budget, with NSW receiving A$2.17 billion of the total A$22.0 billion that was made available for road, rail and port, education and health infrastructure projects. Some of the major projects for which NSW obtained funding include:
•	A$1.29 billion for the Hunter Express Way;

•	A$618 million for the Kempsey Bypass; and

•	A$96.4 million for the Nepean Hospital redevelopment.
          The Australian Government’s February 2009 fiscal stimulus package and May 2009 Budget is providing a further boost to investment in NSW, especially in the areas of education and public housing. NSW will receive roughly one third of the A$21.1 billion announced by the Australian Government to be spent on these particular areas between 2008-09 and 2011-12. Spending will mainly involve the upgrading of current and construction of new education facilities and social housing, which should stimulate activity in the construction industry. Construction of approved housing projects began in April 2009, and education-related projects commenced at the end of June 2009.
          In June 2008, the NSW Government released the 2008-09 State Infrastructure Strategy, which outlines the capital program for the 10 years to 2017-18. The entire program was expected to cost approximately A$143 billion, more than the A$110 billion that was forecast in the previous State Infrastructure Strategy (which covered the period from 2006-07 through to 2015-16). The 2008-09 State Infrastructure Strategy has since been revised as the legislation concerning the electricity sector reforms was not passed in the NSW Parliament. See “New South Wales Government Finances — State Fiscal Strategy” for further details.
          There is now an annual infrastructure review to develop the 10-year State Infrastructure Strategy. This review considers agencies’ ten-year capital and maintenance plans and priorities and the affordable levels of expenditure over the next 10 years. Preliminary business cases and strategic gateway reviews are required for projects that are valued at over A$10 million and proposed to start within the four-year forward estimates period, or proposed for public announcement. Agencies also need to submit preliminary business cases for projects which are over A$50 million and are proposed to commence in five to ten years.
          Budget Committee considers the annual infrastructure review in determining the rolling 10-year State Infrastructure Strategy. Final project approval is still part of the annual budget process.
          These reforms improve prioritization of asset acquisition and service outcomes within available funding across Government and provide earlier reviews of investment proposals, resulting in better project risk management and resource allocation, and medium-term capital spending in line with the fiscal strategy.

Public Private Partnerships
          A Public Private Partnership (“PPP”) is a contractual arrangement under which the Government grants a concession to the private sector to supply and operate economic or social infrastructure that would traditionally have been acquired and operated by the public sector. Examples include toll roads, railway stations, hospitals, water treatment plants prisons and car parks. Since 2001, about $9.8 billion of new public infrastructure has been, or is being, delivered as a PPP.
          Under a PPP, a public sector entity (the purchaser) arranges for a private sector entity (the operator) to provide the infrastructure and associated services for an agreed period (the concession period). It is integral to most PPPs that the private sector operator designs, finances, builds and operates the infrastructure needed to provide the contracted service for the concession period. PPPs typically include both a capital component and a continuing service delivery component. They are generally complex and involve high capital costs, lengthy contract periods that create long-term obligations and a sharing of risks between private and public sectors.
          PPPs can take various forms, including “Build, Own, Operate”; “Build, Own, Operate, Transfer”; and “Build, Operate, Transfer”. They are sometimes called Privately Financed Projects or “PFPs,” Service Concession Arrangements or Private Provision of Public Infrastructure (“PPPI”).
Differences between Economic and Social Infrastructure Delivery

Economic Infrastructure	Social Infrastructure
Revenues are often from third parties – subject to market-based resource allocation	Usually paid from consolidated revenues— subject to Government resource allocation decisions

Infrastructure provider faces genuine market Risk	Usually no market risk to provider of infrastructure—payment streams are usually subject to long-term contract or budget allocation

Traditionally delivered through a Government Business Enterprise (including a State-owned corporation)	Traditionally delivered through a general Government agency

Revenue risks are a key driver of financial Outcomes	Cost risks are a key driver of financial outcomes
          PPP projects generally revert to government at no cost at the expiry of the concession term (commonly around 30 years). The guidelines differentiate between social and economic infrastructure. Generally, social infrastructure PPPs (for example, schools and hospitals) are paid for by the General Government sector entity, with the private party providing the infrastructure having no exposure to “market/demand risk”. In contrast, with economic infrastructure, the revenue of the private party is derived from third party revenues, exposing the private party to “market/demand risk” (for example, toll roads).
          Social infrastructure projects require a public sector agency to make a series of unitary service payments to the private sector over the term of the arrangement.
          In social infrastructure projects, where the agency is usually considered to have acquired the asset/infrastructure by way of a finance lease, part of each unitary service payment relates to the acquisition of the property, while the balance relates to operational services during the contract period. For budgeting and accounting purposes, the property acquisition is required to be separated from the operation services and then further disaggregated into the payments for the asset (principal) and the related finance charge (interest).

          There is no official Australian Accounting standard for PPPs, but all Australian Treasuries endorsed using the UK Accounting Financial Reporting Standard (FRS) 5. In accordance with this standard, social and economic infrastructure are accounted for in a different manner due to their unique risk profiles.
          The balance sheet treatment for PPP infrastructure projects depends on the terms of the contract and the risk transfer that it achieves. Under FRS 5, the owner of the asset is deemed to be the party that has the greatest proportion of risk and benefits associated with the “property-related payments”. The accounting and budget impact of a PPP transaction depends on it being classified as either an operating (private ownership) or financing lease (public ownership). The majority of social infrastructure PPPs are consequently classified as finance leases, being accounted for in accordance with AASB 117—Leases. They are treated as on-balance sheet transactions, as the government agency usually will be deemed the owner of the asset. The leased property is recognized as an asset at the point of commissioning, with a corresponding liability to make periodic payments to the PPP Company.
          NSW Treasury has adopted an approach that entails calculating a notional finance lease, based on an implicit interest rate, in order to derive a lease profile for the asset over the life of the project. Once solved, notional principal and interest components of the service payment can be recorded on an agency’s financial statements.
          The asset should be depreciated over its useful economic life, and the liability should be reduced as payments for the property are made. The remainder of the PPP payments, being the unitary service payment less the capital repayment and the interest charge, should be recorded by the agency as an operating cost. Accordingly, social infrastructure PPPs should be accounted for in accordance with AASB 117 —Leases.
          In contrast, economic infrastructure projects are generally recognized as an “emerging asset” over the concession period. The future fair value of the asset at the end of the concession period is estimated and progressively recognized on the Government’s balance sheet over the concession period. This recognition may occur on a straight line or annuity approach basis.
          PPPs have been used in NSW for over 20 years, with one of the first projects being the Sydney Harbor Tunnel, for which the contract was awarded in 1986-87. Since then, many types of infrastructure have been procured by the NSW Government through PPPs, some of which are listed below:

Privately Financed Public Infrastructure Projects in NSW

Project Description	Year of Contract
Sydney Harbor Tunnel	86-87
M4 Motorway	91-92
M5 Liverpool to Beverley Hills Section	92-93
Macarthur Water Treatment Plant	93-94
Prospect Water Treatment Plant	93-94
Hawkesbury Hospital	94-95
Light Rail Ultimo—Pyrmont	94-95
New Southern Railway	94-95
M2 NorthWest Transport Link	94-95
Olympic Village	96-97
Olympic Stadium	96-97
Eastern Distributor Road	97-98
Olympic Multiple Use Arena	97-98
St George Hospital Car Park	98-99
Extension of Light Rail to Lilyfield	99-00
Prospect Water Treatment Plant — Supernatant Filtration	00-01
Cross City Tunnel	02-03
New Schools One	02-03
Lane Cove Tunnel	03-04
Eastern Creek Alternative Waste Treatment Plant	02-03
Western Sydney Orbital	02-03
New Schools Two	05-06
Newcastle Mater Hospital	05-06
Long Bay Gaol and Forensic Hospitals	05-06
Bonnyrigg Social Housing Project	05-06
Railcorp Rolling Stock	06-07
Colongra Gas Transport and Storage Facility	07-08
Camellia Recycled Water Plant	08-09
Royal North Shore Hospital	08-09
M2 Motorway Upgrade	10-11
          The NSW Government has a policy of procuring capital projects through PPPs, but only when such arrangements provide the State with value for money relative to public procurement and financing.
          In 2008, Infrastructure Australia, in collaboration with NSW and other jurisdictions, produced a National PPP Guidelines Package. The National PPP Guidelines represent a best practice consistent national approach to PPP delivery. The NSW Government has adopted the Guidelines. The National PPP Guidelines have also been endorsed by COAG and are available on the Infrastructure Australia Website.
     Business Asset Transactions
          In November 2008, the NSW Government announced that it would look into the divestment of a number of government businesses. These include NSW Lotteries, WSN Environmental Solutions (a waste service provider), the Superannuation Administration Corporation (trading as Pillar), and the Roads and Traffic Authority’s special number plates business known as “myPlates”. These measures are additional to the transfer of electricity retail businesses, generation development sites and the right to trade generation output that were announced by the NSW Premier on November 1, 2008.

          A number of benefits accrue to the NSW Government from transferring these businesses to the private sector. The proceeds can be used to repay the outstanding debt of the businesses being sold and any general government sector debt or they can be reinvested in financial assets to earn a market return.
          Furthermore, and especially for the more capital intensive businesses, any future planned capital expenditure that was to be undertaken by the NSW Government will be carried out by the private sector owner instead. In these cases, the effect will be to improve NSW’s balance sheet position by reducing levels of net debt and net financial liabilities. As is normal budget practice, the 2010-11 Budget does not assume any future change to the current ownership and control of various business assets, nor does it include any budget impacts from potential asset transactions. Therefore, the 2010-11 Budget and the 2010-11 Half-Yearly Review include the impact of the NSW Lotteries transaction, but not the electricity or the WSN Environmental Solutions transactions. Further detail of these transactions is provided below.
          For each proposed transaction, a Steering Committee was established to broadly assess any issues surrounding the transaction, including regulatory issues and the readiness of the business to be divested, as well as to oversee the divestment process. This was done to ensure that the NSW Government’s objectives, including securing appropriate value for each business, were realized.
          Specialist financial, accounting, tax and legal advisers for the proposed transactions were appointed to undertake detailed strategic investigations of the potential transactions and to assist with the transactions should they proceed.
NSW Lotteries
           In March 2010, the NSW Government announced the sale of NSW Lotteries and the granting of 40-year lottery licences to Tatts Group. The transaction consisted of an up-front payment of A$850 million to the State, as well as A$160 million in cash and other assets transferred to the State. The price paid for the business and the licences was considerably in excess of the retention value of the business to the NSW Government. The proceeds from the NSW Lotteries transaction were used to pay down debt and reduce superannuation liabilities.
           The NSW Government will continue to receive duties from the sale of lottery products, estimated at more than A$330 million per year. These revenues are expected to continue to fund front-line (consumer) social services and infrastructure.
Pillar
           The NSW Government recently expanded the statutory functions of Pillar by allowing it to offer its administration services to other financial industry sectors, including life insurance, general insurance and banking. The expansion is expected to allow Pillar to compete on a more equal footing with its competitors. While the NSW Government has no plans to sell Pillar in the immediate term, a future sale remains a medium-term option.
Special Number Plates Business
           In September 2010, the NSW Government announced that Plate Marketing Pty Ltd (part of the LicenSys group) had been appointed to operate and manage the myPlates special number plate business under a 15 year partnering arrangement. The arrangement is expected to deliver higher financial returns to the NSW Government through additional business growth, resulting from the use of private sector marketing and product development expertise.
Energy Reform Project
          The most significant divestment is that of the transfer of electricity retail businesses, generation development sites and the right to trade generation output. This will provide the private sector with the vertical integration benefits and market exposures that were identified in the Owen Inquiry as important for private sector investment in new base load generation. It will also remove the NSW Government from active participation in the electricity supply market, which will remove the private sector’s concerns regarding the potential for non-commercial bidding and investment behavior by governments.
          The divestment of NSW Government-owned development sites is intended to further provide the private sector with access to suitable locations to build future power stations. It is expected that this combination of measures, and anticipated certainty surrounding emissions trading, should stimulate private sector base load investment.
          The transaction phase of the energy reform project commenced at the end of September 2009 through a call for expressions of interest from domestic and international electricity industry operators and investors. The bid process commenced in July 2010.
          In December 2010, the NSW Government announced the outcome of the first tranche of transactions under the energy reform project. The State will receive A$5.3 billion in proceeds from the sale of three retailers, three development sites and the generation trading rights to four power stations. The NSW Government is continuing negotiations with interested parties in relation to the remaining generation trading rights.
          The completion of the first tranche of transactions satisfies the NSW Government’s objective of maintaining a competitive retail energy market in New South Wales. A market structure of three private sector players supplying a majority of energy customers has been approved by the Australian competition regulator (the Australian Competition and Consumer Commission).
          The energy reform project is expected to put the State in a stronger financial position by reducing its requirement to invest in new power stations while improving its capacity to retire debt and fund core government services
WSN Environmental Solutions
          On December 14, 2010, the NSW Government announced the transfer to the private sector of WSN Environmental Solutions which resulted in A$235 million of proceeds to the State. The price paid by the successful bidder, SITA Environmental Solutions, was in excess of the retention value of the business to the NSW Government. The NSW Government expects the transaction to be completed by January 31, 2011. The State-owned Waste Assets Management Corporation will retain and manage landfill sites not transferred as part of the transaction.

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA
          Financial relations between the Commonwealth of Australia and the several Australian States and Territories are governed by the Australian Constitution. The Constitution outlines the division of responsibilities between each level of government and also the revenue sources available to such level. Constitutionally, the Commonwealth has exclusive power to impose excise and customs duties and goods and services tax. Furthermore, in 1942, the Commonwealth assumed income tax imposition authority from the States and Territories and has since been the sole income taxing authority in Australia.
          Capital gains tax is not payable on assets purchased or acquired before September 20, 1985, although gains on the sale of such property in particular circumstances are taxed as income. The Commonwealth currently raises no wealth taxes, estate or gift duties. The States and Territories may impose payroll taxes, stamp duties and land taxes, while local governments impose rates charges based on the rateable value of real property.
          Since the establishment of the Australian Commonwealth in 1901, one of the main issues in Commonwealth—State relations has been what is referred to as “Vertical Fiscal Imbalance”. Vertical Fiscal Imbalance is the mismatch between the revenue-raising capacity and spending responsibilities of different levels of government. State Governments have limited revenue-raising capacity and large spending responsibilities whereas the Commonwealth raises much more revenue than it needs for its purposes. Furthermore, State taxes also tend to have narrower bases, are less efficient (because they tend to affect economic decision-making by private agents more) and have historically grown at slower rates than Commonwealth taxes.
          To remedy Vertical Fiscal Imbalance, the Commonwealth provides both general purpose payments and specific purpose payments to the States, as described further below. These payments are based on periodic agreements entered into by the Commonwealth and State and Territory Governments. Until recently, the overall framework for the distribution of general purpose payments to the States and Territories was provided by the Intergovernmental Agreement on the Reform of Commonwealth—State Financial Relations (the “Intergovernmental Agreement”), agreed in June 1999.
          This Intergovernmental Agreement was replaced by the Intergovernmental Agreement on Federal Financial Relations from January 1, 2009. The new Intergovernmental Agreement did not change the general purpose payment distribution arrangements. However, it did replace the specific purpose payment system with a new system of “National Agreements”. There are now only six specific purpose payment categories (rationalized down from 90 previously), which are related to the National Agreement policy areas of healthcare, education, skills and workforce development, disability, affordable housing and national indigenous reform. Each National Agreement clarifies the roles and responsibilities between levels of government and contains the objectives, outcomes, outputs and performance indicators that will guide the States in their service delivery for each policy area.
          Another issue is that of “Horizontal Fiscal Equalization”. This is the principle used to ensure that all States and Territories have the fiscal capacity to provide a comparable standard of services to their respective citizens. The central feature of this process is the Commonwealth Grants Commission, first established in 1933. The Commonwealth Grants Commission advises the Federal Treasurer (who ultimately can accept or reject the Commonwealth Grants Commission’s advice) on how to distribute the available GST revenue grants between the States and Territories. This advice is based on an analysis of the ability of each State and Territory to raise revenues and provide services.
          The Commonwealth Grants Commission in February 2010 released their 2010 review which changed the methodology it used to calculate how the available GST revenue grants should be distributed among the States. These changes include a greater emphasis on population growth, and no longer recognizing higher maintenance costs of bridges and tunnels. Overall, in a longer term structural sense, the changes disadvantage New South Wales.

          As a result of the change in metholodology, the revised assessment methods are expected to permanently reduce NSW GST revenue. The A$701 million that New South Wales is estimated to have lost in 2010-11 is not expected to be unwound in future assessments. In addition, the new methods for the capital assessment will continue to benefit those states with annual population growth above the Australian average. The already relatively large NSW population base means it is difficult for the State’s population to grow at a faster pace than states with smaller populations.
          In 1923, the Australian Loan Council (the “Loan Council”) was established in order to coordinate borrowings by the Commonwealth and State and Territory Governments. The Loan Council consists of the Australian Prime Minister and the Head of each State and Territory. In practice, each member is represented by a nominee, usually the Treasurer of that jurisdiction, with the Federal Treasurer as Chairman.
          While the Loan Council still exists, its primary function now is to promote transparency of public sector financing rather than adherence to strict borrowing limits. Each year, the Commonwealth and State and Territory Governments nominate the amount they want to borrow and the Loan Council meets to consider and approve these nominations. These arrangements are designed to enhance financial market scrutiny of public sector borrowing and facilitate informed judgments about each Government’s financial performance.
          General Purpose Payments
          General purpose payments by the Commonwealth are payments to the States and Territories which can be expended as the respective States and Territories see fit. They are generally provided under agreements entered into from time to time by the Commonwealth and the States and Territories.
          The framework for the Commonwealth’s payment of general purpose payments to the States was provided by the Intergovernmental Agreement of June 1999 and the new Intergovernmental Agreement of December 2008 left the framework unchanged. The new Intergovernmental Agreement provides, among other things, that:
•	the Commonwealth pays to the States and Territories all the revenue it collects from the GST implemented since July 1, 2000;

•	the States and Territories can spend the GST-related grants as they wish;

•	the GST-related payments are distributed among the States and Territories on Horizontal Fiscal Equalization principles, which seek to ensure that all States and Territories have the fiscal capacity to supply services of a similar standard to their citizens, provided they make similar efforts to raise their own revenue and operate at average levels of efficiency; and

•	the States and Territories abolish bed taxes, financial institutions duty, stamp duty on marketable securities and debits tax by July 1, 2013. All States and Territories have already abolished these taxes and duties.
          The remaining taxes referred to by the new Intergovernmental Agreement are stamp duty on the transfer of non-land business assets, mortgage duty, stamp duty on the transfer of unquoted marketable securities, hiring duty and lease duty.

          Hiring Duty and Lease Duty were abolished from July 1, 2007 and July 1, 2008, respectively. The remaining taxes were due to be abolished between January 1, 2009 and July 1, 2011. However, in light of NSW’s current fiscal position, their abolition has been delayed until July 1, 2012.
          The original Intergovernmental Agreement did not specify a timetable for the abolition of these six taxes.
          The economic recovery is expected to improve GST revenues and hence general purpose payments to all the States and Territories, not just NSW. The 2010-11 Half-Yearly Review estimates that for 2010-11 general purpose payments will be A$14.4 billion, which is A$0.4 billion lower than first estimated in the 2010-11 Budget and A$1 billion higher than for 2009-10. Overall, it is now expected that general purpose payments to NSW will be A$1 billion higher in the four years to 2012-13 than expected in the 2010-11 Budget.
          Specific Purpose Payments
          Three sections of the Australian Constitution deal directly with Commonwealth—State financial relations:
•	Section 87 provides for the division of the net revenue from customs and excise duties between the Commonwealth and the States and Territories, for a ten-year period after the establishment of the Commonwealth and thereafter until the Federal Parliament otherwise provides;

•	Section 94 provides that after five years from the imposition by the Commonwealth of uniform customs duties, the Federal Parliament may provide, on such basis as it deems fair, for payment to the States and Territories of all surplus revenue of the Commonwealth; and

•	Section 96 provides that for a ten-year period after the establishment of the Commonwealth and thereafter until the Federal Parliament otherwise provides, the Federal Parliament may grant financial assistance to any State or Territory on such terms and conditions as the Federal Parliament thinks fit.
          The Commonwealth has used Section 96 of the Constitution to grant financial assistance to any State or Territory on such terms and conditions as the Commonwealth sees fit. As a result, the Commonwealth provides a range of grants to the States and Territories for both recurrent and capital purposes, subject to conditions largely specified by the Commonwealth.
          Generally, these specific purpose payments require that the funds provided be expended for a particular purpose. In some instances there may be broad agreement between the Commonwealth and the State or Territory on the principles and methods of program delivery, while other grants are subject to very detailed conditions relating to project approval and reporting requirements.
          Under the previous system, specific purpose payments often included “input controls” stipulating a certain level or rate of annual increase of funding to be provided by the State. Non-financial conditions also could be applied.
          Specific Purpose Payment Reform
          In December 2008, the Australian Government along with all States and Territories signed the Intergovernmental Agreement (“IGA”) on Federal Financial Relations, establishing a new framework for Federal-State financial relations, particularly payments to the States. The new IGA replaced the previous Intergovernmental Agreement reached by all jurisdictions in June 1999 in relation to allowing introduction of the GST. There are now three types of payments: general purpose payments (mainly GST revenue); National Agreements (“NA”) and National Partnership (“NP”) payments.
          NA payments provide States and Territories with funding to support the delivery of State government services. The IGA rationalized the number of NA payments and reformed the relevant working arrangements, in order to make them more flexible and effective, while NP payments are a new form of financial payment to the States. These support the delivery of specific outputs or projects, and so are also used to facilitate and reward state microeconomic reforms.
          Australian Government payments to NSW are expected to represent 45.3% of total NSW revenue in 2010-11, of which over half are payments of GST revenue to NSW. Specific Purpose Payments under NAs and NPs account for most of the remainder. Australian Government economic stimulus payments — provided through NP payments — accounted for 6.1% of Australian Government payments to NSW in 2010-11, compared to 12.9% in 2009-10. General purpose payments, which are mainly the State’s share of GST, are estimated to be A$13.4 billion in 2009-10, A$824 million above the forecast in the 2009-10 Budget. General purpose payments for 2010-11 are estimated to increase from 2009-10 by around A$1,382 million, or 10.3%. The NSW share of total Australian GST revenue increased from 28.8% in 2008-09 to 30.3% in 2009-10 and is projected to increase to 30.8% in 2010-11.
          The Australian Government will provide A$29.7 billion in NA Payments to NSW over the four years to 2013-14. The payments are supported by the National Agreements for healthcare, education, skills and workforce development, disability, affordable housing and national Indigenous reform. Each agreement clarifies the roles and responsibilities between levels of government and contains the objectives, outcomes and outputs and performance indicators that guide the States in the delivery of services across the relevant sectors.
          Reporting against high level performance indicators and independent publication of comparative analysis of performance by COAG Reform Council are believed to be key factors in promoting accountability. National Agreements do not include financial or other input controls.
          The Australian Government will provide A$13.1 billion in NP payments to NSW over the four years to 2013-14 to enable and reward nationally important reforms, and to help deliver specified outputs or projects.
          Reform facilitation payments will be paid in advance of the States implementing a reform, in recognition of administrative and other costs of undertaking the reform. In contrast, reform reward payments will be paid to a State after an independent assessment demonstrates that performance benchmarks have been achieved.
          Taxation Reform
          In 2007, then NSW Premier Morris Iemma at that time commissioned the NSW Independent Pricing and Regulatory Authority (“IPART”) to conduct a review of the NSW tax system. IPART published its final report in October 2008, concluding that “... there is a need for NSW to reform its State tax system, and also to pursue reform of the current Commonwealth—State fiscal arrangements.”
          Additionally, the then Federal Prime Minister Kevin Rudd announced on April 21, 2008 that the Commonwealth would consider comprehensive reform of the Australian taxation system. A review was conducted, encompassing Australian Government and State and Territory taxes, except the GST, and interactions with the transfer system.

          On May 2, 2010, the Australian Government announced the results of its taxation review (referred to as “The Henry Tax Review”). NSW is closely examining the Henry Tax Review’s 138 recommendations, that will serve as a blueprint guiding tax reform for at least the next decade.
          The NSW Government’s examination is centered around four basic dimensions:
          • Greater efficiency — reducing impacts on its economy;
          • Reduced volatility — giving it more certainty;
          • Ensuring NSW can keep improving frontline services; and
          • Maintaining NSW’s flexibility — so it can adapt to changing circumstances and priorities over time.
          For the States, the recommendations in the Henry Tax Review include the abolition of taxes that currently represent over A$14 billion, or around 70% of NSW tax revenue, and their replacement with alternative revenue sources, such as:
          • Replacing payroll tax with a State income tax or a business cash flow tax;
          • Replacing transfer duty with a tax applying to the per square meter land values of all properties;
          • Replacing existing vehicle taxes with efficient road user charges, including congestion charges; and
          • Abolishing insurance taxes.
          Transitional and compensation arrangements should be an important part of fundamental tax reform, to ensure that tax increases are offset by other tax cuts or improved services. NSW believes that the Commonwealth is better positioned than the States to fund a compensation package, as the States only collect around 15% of all tax revenue in Australia. Furthermore, NSW believes that further tax reform discussions should be conducted through COAG.
          The Australian Government has announced a revised proposal for taxation of mineral resources, the Mineral Resources Rent Tax (“MRRT”) replacing the earlier proposed Resource Super Profits Tax (“RSPT”), which would apply from July 1, 2012.
          If adopted, the MRRT will apply at a headline rate of 30%. An “extraction allowance”, reducing taxable profit by a quarter, will reduce the effective rate to 22.5%.
          The Commonwealth will reimburse mining companies that pay the MRRT for any state royalties paid. This will preserve the State’s revenue, while eliminating the economic effects of royalties on mining company investment and production decisions.
          The MRRT is not expected to have any effect on State royalty revenues over the forward estimates period (to 2013-14). In the longer term, coal production and investment are expected to increase under the MRRT.

          Various details remain to be determined in the design of the MRRT. NSW encourages a constructive dialogue between all stakeholders in this process.
          National Carbon Pricing
          The Australian Government has established a Multi-Party Climate Change Committee to explore options for the implementation of a carbon price on the basis that this is required to reduce carbon pollution and encourage investment in low emissions technologies. The Multi-Party Climate Change Committee was announced in September 2010, held its first meeting in October 2010 and is expected to report on options for the implementation of a carbon price in late – 2011.
          This development follows the prior introduction to Parliament in May 2009 of a Bill for a national emissions trading scheme, the Carbon Pollution Reduction Scheme, which the Australian Senate voted against. Amended legislation was twice reintroduced and twice defeated before the then Prime Minister announced, in April 2010, that the Scheme would be delayed until after the current commitment period of the Kyoto Protocol which ends in 2012.
          External modelling suggests that the Carbon Pollution Reduction Scheme would significantly negatively impact the economic value of black coal generators such as those in NSW. Relative to a no-Carbon Pollution Reduction Scheme regime, policy action taken to reduce emission by 5% could lead to losses of up to half the existing value of black goal generators.
          Health Reform
          At the April 2010 meeting, COAG, with the exception of Western Australia, agreed to health and hospital service reforms. These include significant changes to funding between the Australian and State governments.
          The Commonwealth will fund 60% of the efficient price of all public hospital services delivered to public patients and will be responsible for funding and policy for primary health care and aged care services. An Independent Hospital Pricing Authority will determine the efficient price for public hospital services to be used by the Commonwealth.
          Local hospital networks will be the direct managers of single or small groups of public hospital services and their budgets.
          Commonwealth funding will be channeled through the National Healthcare Specific Purpose Payment and, from 2011-12, retained State GST revenue. Around one-third of GST will be retained for health spending, with the Australian Government dedicating each State’s retained GST to health and hospital services on behalf of the state. The share of GST to be retained and allocated to health and hospitals reform will be fixed from 2014-15, based on 2013-14 costs.
          Implementing the health reforms will require changes to the December 2008 IGA and amendment of the Commonwealth Federal Financial Relations Act 2009. Both currently provide that all GST revenue payments to the states can be used by the states for any purpose. The amendments are being considered by the Australian Parliament.

CURRENCY OF PRESENTATION AND EXCHANGE RATES
          The Corporation and NSW publish their financial statements in Australian dollars. The Corporation’s and NSW’s fiscal years each end on June 30 of each year. The following table sets forth, for the fiscal years indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers of Australian dollars as certified for customs purposes for the Federal Reserve Bank of New York, expressed in U.S. dollars per A$1.00. Also set forth below are the high and low noon buying rates for each of the last full six months. On December 17, 2010, the noon buying rate was US$0.9854 = A$1.00.

Fiscal Year Ended June 30,	At Period End	Average Rate(1)	High	Low
2005	0.7618	0.7534	0.7974	0.6880
2006	0.7423	0.7475	0.7781	0.7056
2007	0.8491	0.7867	0.8491	0.7407
2008	0.9562	0.8965	0.9644	0.7860
2009	0.8055	0.7483	0.9797	0.6073
2010	0.8480	0.8837	0.9369	0.7751

	2010
	June	July	August	September	October	November	December(2)
High	0.8818	0.9051	0.9170	0.9714	0.9943	1.0143	0.9998
Low	0.8192	0.8380	0.8807	0.9093	0.9666	0.9594	0.9675

(1)	The daily average of the noon buying rates on the last day of each month during the period.

(2)	Through December 17, 2010.